                                  SCHEDULE 14A

                                 (RULE 14a-101)

             INFORMATION REQUIRED IN CONSENT SOLICITATION STATEMENT
                            SCHEDULE 14A INFORMATION

   Consent Solicitation Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 (Amendment No. 4)

Filed by the registrant   X

Filed by a party other than the registrant

Check the appropriate box:
 X   Preliminary consent solicitation statement.   Confidential, for use of the
                                                   Commission only (as permitted
     Definitive consent solicitation statement.    by Rule 14a-6(e)(2)).

     Definitive additional materials.

     Soliciting material under Rule14a-12.

                             PERFECTDATA CORPORATION
--------------------------------------------------------------------------------

                (Name of Registrant as Specified in Its Charter)
 ______________________________________________________________________________

    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

         No fee required.

      Fee computed on table below per Exchange Act Rules 14a-6 (i) (4) and 0-11.

        (1)      Title of each class of securities to which transaction applies:
_____________________________________________________________

        (2)      Aggregate number of securities to which transaction applies:
_____________________________________________________________

        (3) Per unit price or other underlying value of transaction completed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
_____________________________________________________________
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        (4)      Proposed maximum aggregate value of transaction:
_____________________________________________________________

        (5)      Total fee paid:
_____________________________________________________________

X  Fee paid previously with preliminary materials.
____________________________________________________________________________

   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)      Amount Previously Paid:




(2)      Form, Schedule or Registration Statement No.:





(3)      Filing Party:



(4)      Date Filed:



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


                                                             September    , 2004





  Dear PerfectData Shareholder:

         The Board of Directors is seeking your consent, in lieu of holding a meeting, to (1) consummating the sale to Spray Products Corporation of our business operations and (2) reincorporating our Company as a Delaware corporation.

         Spray, which has been in recent years the major supplier to our Company of compressed gas dusters, which product represented more than 85% of our Company's sales during the fiscal year which ended March 31, 2004, had been acting, since November 1, 2003, as the manager for the fulfillment of orders from the Company's customers and, effective June 1, 2004, assumed full responsibility for these customers. The purchase price will be an amount equal to the sum of the value of the then inventory, the amount of collectible accounts receivable and $80,000, less the amount of trade payables being assumed by Spray. Our reasons for seeking your approval and further details relating to the sale are set forth in the annexed Consent Solicitation Statement.

         Although this sale, when closed, will leave us without any operations, we believe that our Company will remain an attractive candidate for an acquisition or merger. Despite our efforts prior to our arrangements with Spray to increase revenues and decrease expenses, these operations had continued to result in a loss, thereby reducing our cash position, which is our principal asset. As a public company, having terminated the operations which only resulted in losses, with a strong cash position (i.e., in excess of $1,500,000) and with improved stock market conditions generally, PerfectData Corporation can still consummate, in our opinion, a transaction with a private company with on-going operations that will give a "new life" to our Company. We were disappointed that the proposed transaction with SuperCom Ltd., an Israeli company, terminated, but, for the reasons described in the annexed Consent Solicitation Statement, we believe such termination to be in the best interests of our Company and you, our shareholders. We are now actively pursuing the task of obtaining a suitable acquisition or merger partner.

         Almost every potential acquisition or merger candidate to whom we have spoken has requested that we reincorporate our Company so that it is governed by the laws of Delaware and not those of California as it currently is. SuperCom even made this a condition precedent to our closing a transaction with it. Our reasons for seeking your approval of the reincorporation and a comparison of California and Delaware law are set forth in the annexed Consent Solicitation Statement.

         We are using the consent procedure in lieu of calling a meeting because it is less expensive than calling a meeting and will enable us, once we have secured your approval, to
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PerfectData Shareholder
September    , 2004
Page 2 of 2


close with Spray sooner, i.e., the day after we receive consents from the holders of at least 34.95% of our Company's outstanding shares, but not sooner than ten days after we mail this letter to you. We already have received, or are in the process of receiving, consents aggregating 15.05% of our Company's outstanding shares from directors, officers and a trust for which the senior partner of our counsel acts as Trustee to approval of consummating the sale to Spray and the reincorporating our Company as a Delaware corporation.

         Please execute the enclosed consent and return it promptly to our Transfer Agent in the enclosed self-addressed prepaid envelope. This will enable us to close with Spray and concentrate our efforts on seeking an acquisition or merger candidate. If you have any questions, please do not hesitate to contact us as provided in the annexed Consent Solicitation Statement.

                                            Sincerely yours,

                                            Harris A. Shapiro
                                            Chairman and Chief Executive Officer
                                            For the Board of Directors

                             PERFECTDATA CORPORATION
                          1445 East Los Angeles Avenue
                                    Suite 208
                              Simi Valley, CA 93065

                         CONSENT SOLICITATION STATEMENT

         This Consent Solicitation Statement is furnished in connection with the solicitation by the Board of Directors of PerfectData Corporation, or the "Company," of consents from the Company's shareholders in lieu of holding a meeting, pursuant to Section 603 of the California General Corporation Law, approving (1) the sale by the Company of its business operations to Spray Products Corporation, or "Spray," on the terms and conditions hereinafter described in this Consent Solicitation Statement and (2) the reincorporation of the Company as a Delaware corporation. Your attention is directed to the section "Terms of Sale" under the caption "Proposed Sale Transaction" for information relating to the terms and conditions of the proposed sale to Spray and to the caption "Authorize the Reincorporation of the Company as a Delaware Corporation" for information relating to the reincorporation proposal. This Consent Solicitation Statement and the enclosed form of consent are first being mailed on or about September , 2004, to holders of record of the Company's Common Stock, no par value per share, or the "Common Stock," as of the close of business on Friday, September 3, 2004, or the "Record Date," which has been fixed, as described in the second paragraph under the caption "Voting Securities," as the record date for the determination of the shareholders to be solicited for consents to this proposal.

                               SUMMARY TERM SHEET

         For a more complete description of the terms of the proposed transaction with Spray summarized below, your attention is directed to the section "Terms of Sale" under the caption "Proposed Sale Transaction" in this consent solicitation statement. You may also read the asset purchase agreement which is attached as Appendix A, a first amendment which is attached as Appendix B, and a second amendment which is attached as Exhibit C, to this consent solicitation statement. To facilitate your finding such more detailed description, we have indicated in this summary a reference to the page in this consent solicitation statement, as, for example, CSS p. 1, to the page in the original agreement as, for example, APA p. 1 and to the page in the second amendment, as, for example, Second Amendment to APA, p. 1.

---------------------------------- ---------------------------------------------
o Seller:                   PerfectData Corporation
--------------------------------------------------------------------------------

---------------------------------- ---------------------------------------------
o Buyer:                    Spray Products Corporation

---------------------------------- ---------------------------------------------
o Assets to be sold:        All inventory, certain books and records, goodwill,
                            accounts receivables, equipment and intellectual property of the seller.[CSS p. 4; APA p. A-1 and A-2; Second Amendment to APA, p. 1]

---------------------------------- ---------------------------------------------
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

o Purchase price:           The sum of the value of inventories, collectible
                            accounts receivables and $80,000, less the value of the trade payables, all to be determined at the closing.[CSS p. 4; APA p. A-2 and A-3]

---------------------------------- ---------------------------------------------
o Closing:                  The closing will occur on the earlier of (1) the day
                            following the day on which the seller receives consents from shareholders holding a majority of its outstanding shares of its common stock (but not earlier than 10 days after this consent solicitation statement is first sent to shareholders) or (2) the third business day after the seller exercises its put of the assets to the buyer on September 30, 2004.[CSS p. 6; APA p. A-7; Second Amendment to APA,
                            p. 2]

---------------------------------- ---------------------------------------------
o Pre-Closing Arrangement   Since November 1, 2003, the buyer had been acting as
                            the manager for the fulfillment of orders of the seller's products. As compensation for its services the seller had been paying the buyer 7.5% of the "net sales" (as such term is defined) of the products sold. The seller had been responsible for all shipping and freight charges. Effective June 1, 2004, the buyer assumed full responsibility for all customers and, accordingly, is entitled to the full economic benefit of any sale to a customer of the seller in lieu of the foregoing fee.[CSS p. 6; APA
                            p. A-10; Second Amendment to APA, p. 2]

---------------------------------- ---------------------------------------------
o Termination:              In the event either party terminates the agreement
                            because of the other party's violation, or, if the other party is unable to close, the other party shall pay the terminating party $100,000.[CSS p. 6;
                            APA p. A-9 and A-10]

---------------------------------- ---------------------------------------------

                                VOTING SECURITIES

         On the Record Date, 6,209,530 shares of the Common Stock were issued, outstanding and entitled to consent. There is no other class of capital stock currently issued and outstanding and, accordingly, no other class to be solicited for consents to the sale and reincorporation proposals. Each shareholder of record is entitled to cast, in person or by proxy, one vote for each share of the Common Stock held by such shareholder as of the close of business on the Record Date. This consent solicitation will become effective, and the sale and reincorporation proposals approved, when the Company receives consents from the holders of shares of the Common Stock representing more than a majority of the outstanding shares of the Common Stock (i.e., consents with respect to at least 3,104,766 shares, of which, as indicated in the succeeding paragraph, consents as to 934,716 shares have already been received). California law does not require that the Company specify a date by which consents must be received; however, the Board has directed that solicitation of additional consents cease if the required consents have not been received by Friday, October 29, 2004.

         All of the directors and executive officers of the Company have already given, or are in the process of giving, their consents to approval of the sale and reincorporation proposals with respect to an aggregate of 506,843 shares of the Common Stock which they own. Receipt of consents on September 3, 2004 by the Secretary of the Company made that date the Record Date pursuant to Section
701(b)(2) of the California General Corporation Law. The Company has also received a consent from William B. Wachtel, as Trustee of Digital Trust, with respect to 427,873 shares. For information as to this shareholder, your attention is directed to Note (3) to the table under the caption "Security Ownership of Certain Beneficial Owners and Management" elsewhere in this Consent Solicitation Statement. The Company, accordingly, has received, or will receive, consents from an aggregate of 934,716 shares, or 15.05% of the shares of the Common Stock outstanding as of the Record Date.

         As the Company previously publicly announced, the holders of a majority of the then outstanding shares of the Common Stock had agreed, pursuant to an agreement dated as of July 15, 2003, or the "Shareholders' Agreement," to authorize the Company to sell its inventory, intellectual property and business operations. This agreement resulted from discussions held in June 2003 with two major shareholders not affiliated with management, which discussions were initiated by them, as to what actions the Company should take, regardless of whether or not the then proposed merger transaction with SuperCom, Ltd., an Israeli company, or "SuperCom," was consummated. The consensus of these discussions was that it was in the best interest of the Company and its shareholders to find a buyer and to sell the Company's current operations. Because over eight months had elapsed since these discussions, which contemplated prompt action being taken to consummate a sale, and because the proposed SuperCom transaction (which had as a condition precedent to closing sale of these operations) had terminated, the Company advised these non-management shareholders that the Company released them from their commitment to consent, when requested, which they had given in the Shareholders Agreement and that, accordingly, these shareholders may now consent or not consent to the sale proposal as to which the Board is seeking consents pursuant to this Consent Solicitation Statement. While the Board believes that these major shareholders may still consent, they are no longer obligated to do so by the Shareholders Agreement. The Shareholders Agreement related only to the sale proposal and not the reincorporation proposal as well.

         Consents will be voted as indicated in this Consent Solicitation Statement and the enclosed consent. Shares presented by properly executed consents will be voted in accordance with any specifications made therein. You may revoke a previously given consent by delivering a written notice of revocation to the Company (Attention: Irene J. Marino, Secretary) at its principal executive office at any time prior to the receipt by the Company of consents sufficient to approve either or both of the two proposals as described in the third preceding paragraph. The principal executive office of the Company is located at the address in the heading to this Proxy Statement.

         The rules of the New York State Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. do not permit a member firm of any such entity to consent to adoption of either proposal without specific instructions to such effect from the beneficial owner of the shares of the Common Stock whom the member firm represents of record. Accordingly, the Company urges you, if you are a beneficial owner, to instruct the member firm which holds of record your shares of the Common Stock to consent to both proposals as to which the Board is seeking your consent. The Company also urges you, if you are a beneficial owner whose shares of the Common Stock are held of record on the Record Date by an entity other than a member firm, to urge such other entity to consent with respect to both proposals.

         If you desire to consent, please return the enclosed consent to U.S. Stock Transfer Corporation, as the Transfer Agent for the Common Stock, in the enclosed self-addressed prepaid envelope. If you do not have such an envelope, you can mail your consent to U.S. Stock Transfer Corporation at 1745 Gardenia Avenue, Suite 200, Glendale, CA 91204, Attention: Proxy Department.

         If you do not consent, you shall have the right to receive payment for your shares as a result of shareholders' approval of either or both of the proposals. Your attention is directed to the caption "Dissenters' Rights" elsewhere in this Consent Solicitation Statement.

         Each of the persons who has served as a director or as an executive officer of the Company since April 1, 2003 (i.e., the beginning of the last full fiscal year of the Company) has no substantial interest, direct or indirect, by security holdings or otherwise, in either of the proposals as to which consent is being solicited.

                            PROPOSED SALE TRANSACTION

Terms of Sale

         On October 3, 2003, the Company entered into an Asset Purchase Agreement, or the "APA," with Spray Products Corporation, or Spray, pursuant to which the Company agreed to sell to Spray (or its designated affiliate) substantially all of the operating assets of the Company for a price equal to the sum of the value of the inventory, the amount of collectible accounts receivable and $100,000, less the amount of trade payables of the Company which are being assumed by Spray. You may find information relating to Spray's business in the section "Spray Data" under this caption "Proposed Sale Transaction." A copy of the APA is attached to this Consent Solicitation Statement as Appendix A, a First Amendment dated as of February 26, 2004 to the APA is attached as Appendix B and a Second Amendment dated as of August 12, 2004 to the APA is attached as Appendix C. We recommend that you read all. The Company is not transferring any of its cash or cash equivalents as part of the transaction so that they will be an available asset in any acquisition or merger discussion with a third party. The operating assets to be transferred to Spray are the Company's inventories of finished goods, raw materials and work in progress; books and records, including customer and supplier lists and other data relating to the operating business; the trade name "PerfectData Corporation" and all other names used in the business; the goodwill relating to the business; accounts receivable as to which the parties agree; all of the Company's machinery and equipment, office furniture, computer equipment and supplies (except what the Company is using in its new office); and all of the Company's intellectual property rights.

         Because the Company's largest customer had threatened to seek another supplier because of a supplier's offer of lower prices, and because of the long delay in closing the transaction, thereby causing uncertainty for customers and Spray, the Company and Spray had agreed in principle, and subsequently finalized the agreement in writing by the Second Amendment dated as of August 12, 2004, to the following revisions to the APA: (1) effective June 1, 2004, Spray assumed full responsibility for all of the Company's customers in order to prevent possible losses of customer business, resulting in Spray receiving thereafter the full economic benefits of any sales to customers of the Company; (2) the aforementioned payment of $100,000 was reduced to $80,000; and (3) the Company may put the assets to Spray for the purchase price on the earlier of (a) September 30, 2004 or (b) the Company receiving shareholder consent to the sale to Spray. Section 1001(a) of the California General Corporation Law permits a corporation to obtain shareholders' approval after the sale is consummated.

         Had the Company closed with Spray on March 31, 2004, based on the revision described in the preceding paragraph, the Company estimates that it would have received $72,000 as the purchase price based on (1) $270,000 which is the sum of (a) $162,000 (collectible accounts receivable of $192,000 less customer credits of $30,000), $28,000 (inventory) and (c) $80,000 less $198,000
(trade payables). Because the closing, assuming shareholder consent will not occur until the 11th day after this Consent Solicitation Statement is mailed at the earliest, all of the foregoing amounts in calculating the precise price except the $80,000 may fluctuate depending on the customer orders, shipments and payments between March 31, 2004 and the closing date. Accordingly, the Company may receive a purchase price from Spray that is more or less than the estimated $72,000 as of March 31, 2004.

         When the PerfectData Board authorized in September 2003 the execution of the APA, the Board deemed the purchase price from Spray to be fair consideration for the assets because the Company had negotiated over a period of months with several potential purchasers (which were considered the likely candidates to purchase the business). Each of the potential purchaser candidates indicated that the only assets for which it would pay a specified amount were the Company's inventories of finished goods, raw materials and work in progress and outstanding accounts receivable, each to be valued as of the closing date, and that the prospective purchaser would assume the Company's obligation to pay accounts payable relating to operating the business which were outstanding as of the closing date. None of the prospective purchasers was willing to pay any additional specified amount for the other assets to be transferred as described in the second preceding paragraph of this section. Accordingly, the negotiations centered on the amount each candidate would be willing to pay the Company in excess of the sum of the value of the inventory and accounts receivable less the assumed accounts payable. The amounts offered to the Company ranged from a low of $50,000 to a high of $125,000 and the offers came from two major customers of the Company, a competitor which was attempting to lure away one of the major customers of the Company and Spray, its major supplier. The Board, when authorizing the APA, noted that Spray's then offer of $100,000 was dollar-wise consistent with the other offers. In addition, Spray was the major supplier to the Company of compressed gas dusters, which product represented more than 85% of the Company's sales. Accordingly, the Board believed that the sale to Spray would be least disruptive to its customers and the easiest to implement. In addition, Spray assisted in persuading one major customer not to turn to another supplier, thereby continuing revenues for the Company, and also offered to hire the Company's

Director of Business Development (and subsequently did on November 1, 2003 when it assumed management of the fulfillment of customer orders). The Board also considered the threat of two major customers to switch suppliers and the other reasons described below in the section "Reasons for Transaction" under this caption "Proposed Sale Transaction."

         Even with the reduction in the determination of the purchase price by $20,000, the Board still believes the purchase price from Spray to be fair consideration for the assets, especially in view of the threat by the Company's largest customer described in the third preceding paragraph in this section "Terms of Sale" under this caption "Proposed Sale Transaction" to cease doing business with the Company.

         Unless the Company exercises its put as described above in the fourth preceding paragraph, the closing of the sale of the assets to Spray, assuming the Company receives consents from the holders of at least a majority of the outstanding shares on the Record Date, shall occur on the day following the receipt of the last such consent, but not earlier than ten calendar days after the mailing of this Consent Solicitation Statement to shareholders as required by California law. The APA originally provided for a date not earlier than the 21st day, but the parties have subsequently agreed in the Second Amendment to the APA to the earlier date.

         In the event either party terminates the APA because of the other party's violation thereof, or if the other party is unable to close, the other party shall pay a break-up fee of $100,000 to the terminating party.

         A condition precedent under the APA to closing the transaction was, prior to the Second Amendment to the APA, that the Company obtain the approval of its shareholders, which is the purpose of this consent solicitation. If, on the other hand, as permitted by the Second Amendment to the APA and the California statute, the put by the Company to Spray is exercised as of September 30, 2004, a closing is held and shareholders' approval is not thereafter obtained, the parties would be required to rescind the transaction. However, in view of management's discussions with major shareholders in June 2003, as reported under the caption "Voting Securities," management does not believe that recission is likely to be required. Spray has agreed to take the purchased assets "as is" and all warranties, express or implied, are excluded from the sale of assets. The APA contains standard representations and warranties by each party, covenants and an agreement by each party to indemnify the other if the indemnifying party's representations and warranties are untrue or incorrect in any material respect and if the indemnifying party fails to observe or perform covenants or agreements, provided that the claims exceed $25,000.

Management Arrangement

         Since November 1, 2003, Spray had, pursuant to the APA, been acting as the manager for the fulfillment of orders from the Company's customers. As compensation for Spray's services, Spray had been receiving a fee of 7 1/2% of the Net Sales (as such term is defined), payable monthly. In the APA "Net Sales" was defined as the gross invoice price of each product sold to a customer of the Company less all commissions payable in connection with such sale and any rebate given to the customer in the ordinary course of the Company's business. The Company had been responsible for all shipping and freight charges. Spray had, effective April 1, 2004, increased its charges to the Company for its products. As indicated in the second paragraph of the section "Terms of Sale" under this caption "Proposed Sale Transaction," Spray has assumed, effective June 1, 2004, full responsibility for all customers and accordingly, is entitled to the full economic benefit of any sale to a customer of the Company in lieu of the foregoing fee.

Reasons for Transaction

         The Company's Board of Directors, after consultation with certain major shareholders, had elected in June 2003 to sell the operating business assets of the Company because, despite efforts by the Company during the prior fiscal years which had increased revenues and reduced its expenses, the Company was continuing to operate at a loss, thereby diluting its cash position, which is its major asset. You may find information as to the Company's results of operations during the fiscal year ended March 31, 2003 in Appendix E to this Consent Solicitation Statement. You may make requests for the financial statements relating to earlier years by mail or telephone to Irene J. Marino, the Company's Vice President, Finance, at the Company's address or phone number listed in the section "Miscellaneous" under the caption "Contact Information."

         In making its decision to sell the Company's business operations, the Board noted that the Company had received offers to buy, and then operate, the Company's operations, that there were threats from certain of the Company's major customers that they were considering turning to other suppliers, especially in view of the announcement as to the Company's then proposed merger transaction with SuperCom, and that the Company's lease would (and did) expire on June 30, 2003, thereby raising the question of whether a long-term renewal was feasible under all the circumstances. The Board concluded that a sale or liquidation of the operating assets was in the best interests of the Company and its shareholders even if no transaction with SuperCom or another acquisition or merger entity was effected. SuperCom had, in any event, made sale of these operations a precondition to consummation of the Company's transaction with it.

         As indicated in the following section "Risk if Transaction Is Consummated" under this caption "Proposed Sale Transaction," the Company does not intend to dissolve or liquidate the Company following the sale. Accordingly, there will be no dividend or distribution paid to the shareholders as a result of the sale to Spray. Unless and until the Company consummates an acquisition or merger agreement as described in such section, the Company will have no revenues. It will, however, still be paying the costs of remaining a public company and seeking such merger or acquisition candidate, so that its results of operations will still show a loss.

Risk if Transaction Is Consummated

         As a result of the new arrangement with Spray effective June 1, 2004, the Company has no operations and, accordingly, will receive no revenues unless and until an acquisition is made as provided in the succeeding paragraph. However, as a result of the initial management arrangement with Spray effective November 1, 2003 described in the section "Management Arrangement" under this caption "Proposed Sale Transaction," the Company has moved to smaller facilities and substantially reduced its on-going overhead expenses. Effective October 15, 2003, the Company has been leasing office space in Simi Valley, California initially for six-month term, and subsequently for an additional six-month term, at $950 per month. From June 1993 to June 20, 2003, the Company leased a 24,500 square-foot building constructed in Simi Valley, California for the specific needs of the Company and continued to use such space, on a month-to-month basis, until October 31, 2003. The monthly rental, net of sublease income, under the lease for such facility was $8,504. In addition, the Company terminated four employees, so that it currently employs four persons and will, subsequent to consummation of the sale to Spray, employ only three persons. However, despite these reductions in expenses, with the Company continuing to incur expenses to continue as a public company and to seek a suitable merger or acquisition candidate, both as described in the succeeding paragraph, the Company will continue to operate at a loss without revenues to offset these expenses.

         The Board does not intend to dissolve or liquidate the Company, but instead, with the Company having cash or cash equivalents currently in excess of $1,500,000, the Board intends to continue its search for a suitable merger or acquisition candidate. The Company believes that, after the sale of assets, the Company's working capital is adequate to fund its cash requirements for its fiscal year ending March 31, 2005. The directors believe that the Company, with no losing business operations, with its continuing as a public company and with the cash position described in the preceding sentence, remains an attractive merger or acquisition candidate, especially if general stock market conditions improve. During the past four fiscal years, the Company had been seeking acquisitions which have not been related to its current business. The Board was of the opinion that profitability on a continuous basis would not be achieved absent an acquisition of a new business or businesses and/or new products.
However, the Board cannot determine when any such acquisition will be consummated, if at all. During recent years, three potential acquisitions (including SuperCom) were actively pursued; however, all terminated for different reasons and the Company incurred expenses in connection therewith. See the following section "Terminated Acquisitions" under this caption "Proposed Sale Transaction."

Terminated Acquisitions

         From October 2001 to February 2002, the Company was engaged in negotiations pursuant to which the shareholders of GraphCo Technologies, Inc., or GraphCo, would acquire a majority interest in, and control of the Board of, the Company. GraphCo is a technologies, software and systems development company providing advanced security solutions for biometric identification, secure access, surveillance and secure law enforcement incident management. The negotiations were mutually terminated on February 19, 2002.

         In August and September 2002, the Company was engaged in negotiations with another privately-held company, with annual revenues approximating $100 million, pursuant to which the stockholders of that company would acquire a majority interest in, and control of the Board of, the Company. Just as the parties were prepared to execute a definitive merger agreement, the other company received an offer from another very large public company and negotiations were terminated during the weekend of September 20, 2002. The other company was ultimately sold to another very large public company.

         On July 2, 2003, the Company entered into an Agreement and Plan of Merger and Reorganization, or the "Merger Agreement," and related agreements with SuperCom, an Israeli corporation,  culminating  the  negotiations  which  had  begun in  April  2003.
SuperCom is engaged in the research, development and marketing of advanced technologies and products for government secured ID projects and smart card production technology. Its common stock is currently traded on the Euronext Brussels New Market. On October 24, 2003, the Company filed a Registration Statement on Form S-4, File No. 333-109933 (the "Registration Statement"), in order to make available a joint proxy statement for use by the Company and SuperCom to solicit approvals of the transaction from their respective shareholders and a prospectus for the Company to offer shares of the Common Stock to the SuperCom shareholders if the proposed transaction were approved and consummated. If the transaction had been consummated, the SuperCom shareholders would have received approximately 78% of the outstanding shares, subject to adjustment upward depending on the Company's Final Net Available Cash (as defined) at the closing, and three of the five directors would have been designees of SuperCom. When it became obvious to both parties that, in order for the Registration Statement to become effective, SuperCom would, at a minimum, be required to include audited financial statements for its fiscal year which ended December 31, 2003, thereby further delaying closing of the transaction as to which negotiations had begun in April 2003 and which the parties initially hoped to close by October 2003, the Merger Agreement was terminated after discussions as to alternatives. From the perspective of the Company's directors, continuation of the transaction would have required the Company to incur additional expenses, thereby further reducing its Net Available Cash and resulting in further dilution to its shareholders absent SuperCom agreeing to change the dilution formula, and with no certainty as to when there would be a closing. The Company's directors also were concerned about certain developments in SuperCom. SuperCom's subsequently reported results of operations confirmed to the directors that these concerns were valid and, accordingly, the desirability to the Company of the agreement having been terminated.

Spray Data

         Spray is a manufacturer of chemical specialties, as, for example, paints, varnishes, lacquers, enamels or allied products, and aerosol products. Spray or its predecessor has provided products and services to automotive, industrial and retail customers since 1922. Spray has two East Coast manufacturing plants and a distribution center located in Fresno, California, and has 25 employees (up to 37 in its peak season). Spray's revenue in the last fiscal year was over $15,000,000.

Regulatory Approvals

         Except for compliance with the Securities Exchange Act of 1934, as amended, or the "Exchange Act," with respect to this Consent Solicitation Statement, no federal or state regulatory approvals or other compliances are required or must be obtained in connection with the proposed sale.

Relationships

         The proposed transaction with Spray was negotiated at arm's-length and the Board is not aware of any relationships, familial or otherwise, between the Company, its directors, its executive officers or any of its affiliates and Spray.

Recommendation

         THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS CONSENT IN FAVOR OF THE PROPOSAL TO SELL THE OPERATING ASSETS OF THE COMPANY TO SPRAY ON THE TERMS AND CONDITIONS DESCRIBED IN THIS CONSENT SOLICITATION STATEMENT BY EXECUTING THE ENCLOSED FORM OF CONSENT, CHECKING THE "FOR" BOX AND RETURNING THE SAME TO THE COMPANY'S TRANSFER AGENT. UNLESS A CONTRARY CHOICE IS SPECIFIED, A SIGNED CONSENT FORWARDED TO THE COMPANY WITH NO BOX CHECKED WILL BE VOTED FOR THE SALE PROPOSAL. A FAILURE TO RETURN THE CONSENT WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE SALE.

                         PRO FORMA FINANCIAL STATEMENTS

Balance Sheet

         The balance sheet on the succeeding page sets forth the effect of the sale of assets to Spray assuming that the sale had closed on March 31, 2004. As discussed in the first paragraph of the section "Term of Sale" under the caption "Proposed Sale Transaction" elsewhere in this Consent Solicitation Statement, all but one of the items in calculating the purchase price for the sale to Spray may fluctuate depending on the customer orders, shipments and payments between March 31, 2004 and the actual closing date for the Spray transaction. Accordingly, although this pro forma balance sheet has been prepared on the basis of assumptions which the directors of the Company believe are reasonable, the actual effects of the sale may differ significantly from those reflected in the Company's balance sheet following the actual closing. You should read the notes to this pro forma balance sheet where these assumptions are set forth.

Statements of Operations

         The Company has also prepared pro forma statements of operations for the fiscal years ended March 31, 2004 and 2003 setting forth the effect of the sale of assets to Spray assuming the sale had closed on March 31, 2002, i.e., prior to the commencement of these fiscal years.

         The selling, general and administrative expenses, as adjusted, in each period of the Statements of Operations reflect the reduced rental charges for the small facility which the Company has been able to utilize since Spray assumed management of the fulfillment of customers' orders on November 1, 2003. For additional information as to this reduction, see the first paragraph in the section "Risk If Transaction Is Consummated" under the caption "Proposed Sale Transaction" elsewhere in this Consent Solicitation Statement. These adjusted selling, general and administrative expenses also reflect the reduction in personnel from eight to four, offset in part by the one-time severance expenses for the former employees aggregating $49,000. These adjusted selling, general and administrative expenses also reflect the expenses incurred related to seeking a suitable acquisition or merger partner, as reflected in the notes to the Statements of Operations. The Company cannot anticipate when and for what length of time these expenses will be incurred in the future as the Company continues its search for a suitable merger or acquisition candidate.

                             PERFECTDATA CORPORATION

                       Balance Sheet as of March 31, 2004
                  (Amounts in thousands, except share amounts)

---------------------------------------------------------------- --------------------- --------------------- -----------------
                                                                 As Reported           Adjustments           Pro Forma
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Assets
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Current assets:
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Cash and cash equivalents                                          $ 1,903              $      72(1)         $ 1,975
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Accounts receivable, net                                               192                  (192)(2)               -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Prepaid expenses and other current assets                               58                   (28)(3)              30
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
         Total current assets                                           2,153                     (148)           2,005
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Property, plant and equipment, at cost, net                                 -                     -                   -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
                                                                      $ 2,153                $    (148)         $ 2,005
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Liabilities and Shareholders' Equity
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Current Liabilities:
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Accounts payable                                                  $    325                $ (198)(4)         $   127
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Accrued compensation                                                    35                     -                  35
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Other accrued expenses                                                 133                   (30)(5)             103
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
         Total current liabilities                                        493                     (228)             265
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Shareholders' equity
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Preferred Stock.  Authorized 2,000,000 shares; none issues
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Common Stock, no par value.  Authorized 10,000,000 shares;
   issued and outstanding 6,209,530 shares
                                                                       11,258                     -              11,258
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
   Accumulated deficit                                                 (9,598)                    80(6)          (9,518)
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Net shareholders' equity                                                1,660                     80               1,740
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
                                                                      $ 2,153                $    (148)          $ 2,005
---------------------------------------------------------------- --------------------- --------------------- -----------------

__________________

(1)This adjustment assumes that the Company netted $72,000 from the sale to Spray. For information as to how this estimate was made, see the third paragraph in the section "Terms of Sale" under the caption "Proposed Sale Transaction" elsewhere in this Consent Solicitation Statement.
(2)This adjustment assumes that these accounts receivable were sold to Spray. In actuality some may be collected by the company.
(3)This adjustment assumes that Spray purchased inventory in this amount.
(4)This adjustment assumes that Spray assumed the liability for these trade payables.

(5)This adjustment represents credits to be given to customers pursuant to contractual commitments, generally in the form of rebates for a customer meeting designated volumes of purchases from the Company and occasionally as advertising allowances.
(6)This adjustment represents a fixed payment by spray pursuant to the APA.


                             PERFECTDATA CORPORATION

                             Statement of Operations
                        Fiscal Year Ended March 31, 2004
              (Amounts in thousands, except per share information)

---------------------------------------------------------------- --------------------- --------------------- -----------------
                                                                 As Reported           Adjustments           Pro Forma
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Net Sales                                                            $  2,680             $  (2,680)A        $         -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Cost of goods sold                                                      1,777                (1,777)A                  -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Gross profit                                                              903                  (903)                   -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Selling, general, and administrative expenses                           1,477                  (544)                933B
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Income (loss) from operations                                            (574)                  359                (933)
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Other Income:
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Other net                                                                  17                      -                  17
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Net income (loss)                                                    $   (557)             $     359           $    (916)
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Net loss per common share:
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Basic and diluted                                                    $ (0.09)               $ 0.06           $   (0.15)
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Weighted average shares outstanding:
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Basic and diluted                                                       6,193                 6,193               6,193
---------------------------------------------------------------- --------------------- --------------------- -----------------

__________________
Notes:
(A)Removal of components of discontinued operations

(B)Includes an aggregate of $226,000 in expenses relating to an aborted merger transaction

                             PERFECTDATA CORPORATION

                             Statement of Operations
                        Fiscal Year Ended March 31, 2003
              (Amounts in thousands, except per share information)

---------------------------------------------------------------- --------------------- --------------------- -----------------
                                                                 As Reported           Adjustments           Pro Forma
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Net Sales                                                            $  2,005             $  (2,005)A        $         -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Cost of goods sold                                                      1,326                (1,326)A                  -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Gross profit                                                              679                  (679)                   -
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Selling, general, and administrative expenses                           1,358                  (690)                668B
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Income (loss) from operations                                            (679)                  (11)                (668)
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Other Income:
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Other net                                                                  37                      -                  37
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Net income (loss)                                                   $    (642)          $       (11)           $    (631)
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Basic and diluted                                                  $   (0.10)           $         -            $  (0.10)
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------

---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Weighted average shares outstanding:
---------------------------------------------------------------- --------------------- --------------------- -----------------
---------------------------------------------------------------- --------------------- --------------------- -----------------
Basic and diluted                                                       6,159                 6,159               6,159
---------------------------------------------------------------- --------------------- --------------------- -----------------

__________________
Notes:
(A)Removal of components of discontinued operations

(B)Includes an aggregate of $115,000 in expenses relating to an aborted merger transaction

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of the Record Date, certain information with respect to (1) any person known to the Company who beneficially owned more than 5% of the Common Stock, (2) each director of the Company (3) the Chief Executive Officer of the Company and (4) all directors and executive officers as a group. Each beneficial owner who is a natural person has advised the Company that he or she has sole voting and investment power as to the shares of the Common Stock, except that, until an option or a warrant is exercised, there is no voting right and except as noted in Note (2) to the table.

                                         Number of Shares                       Percentage of
Name and Address                         of Common Stock                        Common Stock
of Beneficial Owner                      Beneficially Owned                     Beneficially Owned(1)
Joseph Mazin                                     788,997 (2)                            12.71
c/o Flamemaster Corporation
11120 Sherman Way
Sun Valley, CA  91252

StarBiz Corporation                              537,997 (2)                            8.66
11120 Sherman Way
Sun Valley, CA 91252

William B. Wachtel,                              427,873                                6.89
Trustee of Digital Trust (3)
c/o Wachtel & Masyr, LLP
110 East 59th Street
New York, NY 10022

Harris A. Shapiro (4)                            317,832 (5)                            5.09
c/o PerfectData Corporation
1445 East Los Angeles Avenue
Simi Valley, CA  93065

Bryan Maizlish (6)                                27,588 (7)                            less than 1%
9705 Conestoga Way
Potomac, MD 20854

Timothy D. Morgan (6)                             28,788 (7)                            less than 1%
11734 Gladstone Circle
Fountain Valley, CA 92708

Tracie Savage (6)                                 37,888 (8)                            less than 1%
6212 Banner Avenue
Los Angeles, CA  90038

Corey P. Schlossmann (6)                         228,091 (7)                            3.66
19654-A Roscoe Blvd.
Northridge, CA 91324

All directors and officers as a group            644,753 (9)                            10.16

(6 in number)
(1) The percentages computed in the table are based upon 6,209,530 shares of the Common Stock which were outstanding on the Record Date. Effect is given, pursuant to Rule 13-d(1)(i) under the Exchange Act to shares issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days of the Record Date.

(2) The shares of the Common Stock reported in the table include (a) 537,997 shares owned by StarBiz Corporation, or "Star Biz," for which Mr. Mazin has voting power as the President, Chairman and Chief Executive Officer of Star Biz; (b) 36,000 shares owned by the Flamemaster Corporation Employees' Profit Sharing Plan for which Mr. Mazin is the fiduciary; and (c) 23,000 shares owned by Altius Investment Corporation, or "Altius," for which Mr. Mazin has shared voting power as Chairman of the Board of Altius. Certain of the shares reported in the table are owned by Donna Mazin, his wife, or as to which shares she shares dispositive and voting powers with Mr. Mazin.

(3) William B. Wachtel as the Trustee of the Digital Trust has, under the trust agreement, sole voting and investment power with respect to the shares reported in the table. Harris A. Shapiro, currently the Chairman of the Board, the Chief Executive Officer and a director of the Company, was the settler of the Digital Trust and made an irrevocable grant to it of the assets which the Digital Trust used to effect the purchase of the shares. The beneficiaries of the Digital Trust are Mr. Shapiro's children and grandchildren who survive him, although the Trustee, in his absolute discretion, may pay or apply yearly income or the principal of the Trust to any beneficiary. Because he made an irrevocable grant and has no voting or investment power with respect to the shares, Mr. Shapiro is not the beneficial owner of the shares reported in the table as being owned of record by the Digital Trust and beneficially by the Trustee.

(4) Mr. Shapiro is the Chairman of the Board, the Chief Executive Officer and a director of the Company.

(5) The shares of the Common Stock reported in the table reflect (a) 284,500 shares owned by Millennium Capital Corporation, or
         "Millennium,"   for  which  Mr.  Shapiro  has  voting  power  as  its
         President; (b) 6,666 shares issuable upon the exercise of an option expiring June 19, 2012 under the Company's 2000 Stock Option Plan (the "2000 Option Plan"); (c) 16,666 shares issuable upon the exercise of an option expiring September 25, 2012 under the 2000 Option Plan; and (d) 10,000 shares issuable upon the exercise by Millennium of a warrant expiring March 30, 2005. The shares of the Common Stock reported in the table do not include (x) 3,334 shares issuable upon the exercise of the option described in (b); (y) 8,334 shares issuable upon the exercise of the option described in (c); and (z) 25,000 shares issuable upon the exercise of an option expiring June 9, 2014 under the 2000 Option Plan, none of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

(6)      A director of the Company.

(7) The shares of the Common Stock reported in the table include (a) 6,666 shares issuable upon the exercise of an option expiring June 19, 2012 under the 2000 Option Plan and (b) 16,666 shares issuable upon the exercise of an option expiring September 25, 2012 under the Option Plan. The shares of the Common Stock reported in the table do not include (x) 3,334 shares issuable upon the exercise of the option described in (a); (y) 8,334 shares issuable upon the exercise of the option described in (b); and (z) 25,000 shares issuable upon the exercise of an option expiring June 9, 2014 under the 2000 Option Plan, none of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

(8) The shares of the Common Stock reported in the table include (a) 10,000 shares issuable upon the exercise of an option expiring July 20, 2005 under the Company's 1985 Stock Option Plan; (b) 6,666 shares issuable upon the exercise of an option expiring June 19, 2012 under the 2000 Option Plan; and (c) 16,666 shares issuable upon the exercise of an option expiring September 25, 2012 under the 2000 Option Plan. The shares of the Common Stock reported in the table do not include (x) 3,334 shares issuable upon the exercise of the option described in (b);
         (y) 8,334 shares issuable upon the exercise of the option  described in
         (c); and (z) 25,000 shares issuable upon the exercise of an option expiring June 9, 2014 under the 2000 Option Plan, none of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

(9) The shares of the Common Stock reported in the table include (a) those shares indicated in the text to Notes 5, 7 and 8 and (b) 1,250 shares issuable to an executive officer upon the exercise of an option expiring October 30, 2011 under the 2000 Option Plan. The shares of the Common Stock reported in the table do not include (x) 1,250 shares issuable upon the exercise of the option described in (b) and (y) 10,000 shares issuable to the same executive officer upon the exercise of an option expiring June 9, 2014 under the 2000 Option Plan, neither of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

                  AUTHORIZE THE REINCORPORATION OF THE COMPANY
                           AS A DELAWARE CORPORATION.

General

         The second proposal as to which the Board of Directors is seeking the consent of the Company's shareholders is for them to approve the reincorporation of the Company, which is currently a California corporation, under the laws of the State of Delaware. This reincorporation, if authorized by consents, will be effected by merging the Company with and into PerfectData (Delaware) Inc., or PerfectData Delaware, a newly-formed Delaware corporation and a wholly-owned subsidiary of the Company. A copy of the reincorporation merger agreement is attached to this Consent Solicitation Statement as Appendix G. You are urged to read the reincorporation merger agreement carefully and in its entirety before making a decision on the reincorporation proposal.

         PerfectData Delaware will have the same capitalization as the Company except that its common stock will have a par value of $0.01 per share while the Company's Common Stock has no par value. The Board of Directors does not believe that this change in par value will have any significant effect on the Company's shareholders. A similar change would be made to the par value of the "blank check" preferred stock, as to which no shares are outstanding in the Company.

Reasons for Change

         Almost every potential acquisition or merger candidate to which the Company has spoken has expressed its preference that the Company be reincorporated as a Delaware corporation for the reasons herein discussed. SuperCom made this reincorporation a condition precedent to consummation of the proposed transaction with it.

         If a merger or acquisition proposal with a third party is consummated, the principal executive offices of the Company in Simi Valley, California will be closed, with the principal executive offices of the third party becoming the principal executive offices of the Company. Accordingly, following such a transaction, the Company's headquarters may no longer be located in the State of California and a reason for the Company continuing to be subject to California law will be eliminated.

         Even if no transaction with a merger or acquisition candidate is consummated, the transfer by the Company to Spray of its business operations which had entirely been conducted from its headquarters in California makes it less necessary to continue to have the headquarters located in that State.

         After a careful review of the differences between California law to which the Company is currently subject and Delaware law to which PerfectData Delaware is currently subject, the Company's Board of Directors concluded that the Company should be reincorporated in the State of Delaware. Some of the principal differences which could materially affect the rights of a shareholder are reviewed under the caption "Comparison of Rights of Holders of the Company's and PerfectData Delaware's Common Stock" immediately following this caption in this Consent Solicitation Statement. The Company's Board of Directors believes that the General Corporation Law of the State of Delaware, or the DGCL, will furnish the most flexibility to the Company's directors, while at the same time protecting the rights of the Company's shareholders.

         For many years the State of Delaware has followed a policy of encouraging incorporation in that State and has adopted comprehensive, modern and flexible corporate laws that are periodically updated and revised to meet changing business needs. As a result, many corporations have been initially incorporated in Delaware or have subsequently reincorporated in Delaware in a manner similar to that proposed by the Company. Because of Delaware's prominence as a state of incorporation for many corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL, and establishing public policies with respect to corporations incorporated in Delaware. As a result, Delaware corporation law is comparatively well known and understood. It is anticipated that, as in the past, Delaware corporate law will continue to be interpreted and explained in a number of significant court decisions. You, our shareholders should be aware, however, that Delaware law has been publicly criticized on the grounds that it does not afford minority stockholders all the same substantive rights and protections that are available under the laws of a number of other states (including California) and that, as a result of the proposed reincorporation, your rights as shareholders will change in a number of important respects, as discussed in the next paragraph and under the caption

"Comparison of Rights of Holders of the Company's and PerfectData Delaware's Common Stock" immediately following this caption in this Consent Solicitation Statement. The Company's Board of Directors believes that the advantages of the reincorporation to the Company and you, our shareholders, outweigh its possible disadvantages.

         The Board of Directors believes that the reincorporation will have the following effects, among others, on your rights as a shareholder as you become a stockholder of PerfectData Delaware:

     * Your cumulative voting rights as shareholders with respect to the election of directors will be eliminated, thereby limiting the ability of minority shareholders to have representation on the Board of Directors.

     * Section 203 of the DGCL may make it more difficult for interested stockholders to acquire PerfectData Delaware in the future, while there is no comparable provision under California law.

     *    California   law  furnishes   certain   protections   for  you,  as  a
          shareholder, on mergers or other forms of reorganization which Delaware laws does not. As an example, California law requires shareholders' approval with respect to a reorganization involving a corporation issuing equity securities (common stock, preferred stock or other securities convertible into, or exercisable for, shares of common stock) in exchange for the capital stock or assets of the acquired company, while Delaware law does not require stockholder approval for such a transaction.

     * You, as a stockholder of PerfectData Delaware, will not have dissenters' or appraisal rights with respect to a sale of the Company's assets not in the ordinary course of its business (as, for example, the proposed Spray transaction) or with respect to a reorganization, other than a statutory merger, as, for example, the issuance or exchange of equity securities (common stock, preferred stock or other securities convertible into, or exercisable for, shares of the common stock) for the capital stock or assets of the acquired company.

     * You, individually or with a group of other shareholders, with specified percentage ownership of shares, will lose the absolute right to inspect the shareholders' list without showing a purpose reasonably related to your interest as a shareholder.

     * Although the tests for paying dividends and repurchasing shares differ between California law on the one hand and Delaware law on the other hand, this issue will not be meaningful to you, as a PerfectData Delaware stockholder, because of the unlikelihood of cash dividends or repurchases of shares in the foreseeable future.

     * You, as a shareholder, may currently institute a derivative action against the Company even if you are not a shareholder at the time of the transaction in question.

     * You may institute a derivative action against PerfectData Delaware only if, at the time of the transaction in question, you were a shareholder of the Company or a stockholder of PerfectData Delaware, whichever is applicable.

     * You and other shareholders will lose the right to dissolve the Company if 50% of the holders of voting stock so demand even if the Board of Directors does not act.

The principal differences between the rights of California shareholders and Delaware stockholders are discussed in "Comparison of Rights of Holders of the Company's and PerfectData Delaware's Common Stock." You are urged to read this section of this Consent Solicitation Statement carefully and in its entirety before making a decision on the reincorporation proposal.

Summary of Provisions of PerfectData Delaware's Charter Documents

         In addition to the changes in shareholders' rights resulting in the change from California law to Delaware law, PerfectData Delaware's Certificate of Incorporation and Bylaws contain some important differences from the Company's Articles of Incorporation and Bylaws. For a description of these differences, please see "Description of the Company and PerfectData Delaware Capital Stock" and "Comparison of Rights of Holders of the Company's and
PerfectData   Delaware's  Common  Stock."  A  copy  of  PerfectData  Delaware's
Certificate of Incorporation is attached to this Consent Solicitation Statement as Appendix H, and a copy of PerfectData Delaware's Bylaws is attached to this Consent Solicitation Statement as Appendix I. You are urged to read this Certificate of Incorporation and Bylaws carefully and in their entirety before making a decision on the reincorporation proposal.

Exchange of Stock Certificates

         If the reincorporation is approved and implemented, you will not have to exchange your certificates evidencing shares of the Common Stock for certificates evidencing shares of the PerfectData Delaware common stock unless and until you desire to sell or otherwise transfer the shares.

Recommendation

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS CONSENT IN FAVOR OF THE PROPOSAL TO REINCORPORATE THE COMPANY IN THE STATE OF DELAWARE BY EXECUTING THE ENCLOSED FORM OF CONSENT, CHECKING THE "FOR" BOX AND RETURNING THE SAME TO THE COMPANY'S TRANSFER AGENT. UNLESS A CONTRARY CHOICE IS SPECIFIED, A SIGNED CONSENT FORWARDED TO THE COMPANY WITH NO BOX CHECKED WILL BE VOTED FOR APPROVAL OF

THE REINCORPORATION PROPOSAL. A FAILURE TO RETURN THE CONSENT WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE REINCORPORATION.

                COMPARISON OF RIGHTS OF HOLDERS OF THE COMPANY'S
                     AND PERFECTDATA DELAWARE'S COMMON STOCK

         Upon the consummation of the reincorporation merger, holders of shares of the Common Stock will become holders of the PerfectData Delaware common stock. As a result, the Company's shareholders, whose current rights as shareholders are governed by California law, will become PerfectData Delaware stockholders, and their rights as stockholders will be governed by Delaware law. Similarly, the holders of options or warrants to acquire shares of the Common Stock will become holders of equivalent options or warrants to acquire shares of the PerfectData Delaware common stock.

         The statutes and court decisions with respect to the rights of shareholders under California law and of stockholders under Delaware law contain certain differences. In addition, the Articles of Incorporation and Bylaws of the Company differ in certain respects from the Certificate of Incorporation and Bylaws of PerfectData Delaware, the Delaware corporation that will survive the reincorporation.

         The following is an explanation of what the Company, based on the advice of its counsel, Wachtel & Masyr, LLP, deems to be the material differences among the rights of a shareholder under California law and those of a stockholder under Delaware law and as a shareholder under the Articles of Incorporation and the Bylaws of the Company and as a stockholder under the Certificate of Incorporation and Bylaws of PerfectData Delaware. The following discussion does not purport to constitute a detailed comparison of the provisions of the California General Corporation Law, or the CGCL, and the Delaware General Corporate Law, or the DGCL. The shareholders of the Company should refer to these statutes for a definitive explanation of each statute. In addition, the discussion of the differences in rights governed by each respective corporation's charter documents does not purport to be complete, and the shareholders of the Company should refer to the respective charter documents of each corporation. Copies of the Company's Articles of Incorporation and Bylaws are available for inspection at the principal executive offices of the Company, and copies will be sent to shareholders of the Company upon request. A request may be made to the Company as described in the section "Contact Information" under the caption "Miscellaneous" elsewhere in this Consent Solicitation Statement. A copy of the Certificate of Incorporation and Bylaws of PerfectData Delaware are attached as Appendices H and I, respectively, to this Consent Solicitation Statement.

Authorized Capital Stock

         The Company. The authorized capital stock of the Company currently consists of 10,000,000 shares of Common Stock, no par value, and 2,000,000 shares of Preferred Stock, no par value.

         PerfectData Delaware. The authorized capital stock of PerfectData Delaware currently consists of 10,000,000 shares of common stock, $.01 par value, and 2,000,000 shares of preferred stock, $.01 par value.

Size of the Board of Directors

         The Company. Under the CGCL, although changes to the number of directors must in general be approved by a majority of the outstanding voting shares, the board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if that stated range has been approved by the shareholders. The Company's Bylaws provide that the number of directors shall not be less than three or more than five until changed by an amendment of the Articles of Incorporation or by a bylaw adopted by the Company's shareholders.

         PerfectData Delaware. The DGCL permits the board of directors alone to change the authorized number of directors or the range of the number of directors by amendment to the corporation's bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation (in which case a change to the number of directors may be made only by an amendment to the certificate of incorporation approved by the stockholders). The PerfectData Delaware Certificate of Incorporation does not prohibit the directors from amending the bylaws nor does it fix the number of directors. Accordingly, the provision in the PerfectData Delaware Bylaws provides that the range of the number of directors shall be between five and eight and the number within that range shall be fixed from time to time by the board of directors.

Removal of Directors

         The Company. Under the CGCL, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. The Company's Articles of Incorporation and Bylaws do not contain a provision governing the removal of directors, so the aforementioned provision of the CGCL governs the removal of directors.

         PerfectData Delaware. Under the DGCL, a director of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote. In the case of a Delaware corporation having cumulative voting, if less than the entire board is to be removed, a director may not be removed without cause unless the shares voted against such removal would not be sufficient to elect the director under such cumulative voting procedures. A director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise. The PerfectData Delaware Certificate of Incorporation does not provide for cumulative voting or for a classified board of directors. Consequently, any director of PerfectData Delaware may be removed from office at any time with or without cause upon the affirmative vote of the holders of a majority of the then outstanding shares of voting stock.

Filling Vacancies on the Board of Directors

         The Company. Under the CGCL, any vacancy on the board of directors, other than one created by removal of a director, may be filled by the board of directors. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the remaining directors in office, or the affirmative vote of a majority of the remaining directors at a meeting or by a sole remaining director. A vacancy created by removal of a director may be filled by the board of directors only if so authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders. The Company's Bylaws, which were approved by its shareholders, permit directors to fill vacancies created by the removal of a director.

         PerfectData Delaware. Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless otherwise provided in a corporation's certificate of incorporation or bylaws. The PerfectData Delaware Certificate of Incorporation does not so provide and its Bylaws provide that any vacancy resulting from the removal or resignation of a director may be filled by a majority of the directors then in office (even though less than a quorum) even if such vacancy was created by removal of a director by the stockholders. The stockholders may also fill such vacancy.

Cumulative Voting

         The Company. Under the CGCL, if any shareholder gives notice at the meeting of his or her intention to cumulate votes for the election of directors, any other shareholder of the corporation is also entitled to cumulate his or her votes at such election unless the corporation is a "listed corporation" (as hereinafter defined) and has a provision in its articles of incorporation or bylaws that eliminates cumulative voting. A "listed corporation" is a corporation whose shares are either (i) listed on the New York or American Stock Exchanges or (ii) designated for trading on the Nasdaq National Market System. The Company's Bylaws permit cumulative voting and the Company is currently eligible under the CGCL to eliminate such voting because it is not a "listed corporation," but doing so would require shareholder approval to change the provision in the Company's Bylaws.

         PerfectData Delaware. Under the DGCL, cumulative voting in the election of directors is not mandatory. The PerfectData Delaware Certificate of Incorporation and Bylaws do not provide for cumulative voting. By approving the reincorporation, the Company's shareholders will be eliminating the cumulative voting rights which they currently have under the CGCL. This elimination of cumulative voting will limit the ability of minority shareholders to obtain representation on the PerfectData Delaware board of directors.

Classified Board of Directors

         The Company. The CGCL prohibits a classified board of directors unless the corporation is a "listed corporation" (as defined in the preceding section
"Cumulative   Voting").   Because  the  Company  is  currently  not  a  listed
corporation, it cannot currently have a classified board of directors.

         PerfectData Delaware. The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. This method of electing directors makes changes in the composition of the board of directors, and thus a change in control of a corporation, a lengthier and more difficult process. The PerfectData Delaware Certificate of Incorporation and Bylaws do not provide for a classified board.

Voting Power

         The Company. The CGCL permits a corporation to create series of shares that are entitled to cast more or less than one vote per share. The Company's Articles of Incorporation states that each share of Company capital stock has the right to one vote at all meetings of shareholders.

         PerfectData Delaware. The DGCL, unless otherwise provided in a corporation's certificate of incorporation or bylaws, allows for one vote per share of capital stock at all meetings of stockholders. The PerfectData Delaware Certificate of Incorporation states that each share of PerfectData Delaware common stock has the right to one vote at all meetings of stockholders.

Power to Call Special Meeting of Shareholders

         The Company. Under the CGCL, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at such meeting, or such additional persons as are authorized by a corporation's articles of incorporation or bylaws. The Company's Bylaws provide that the board of directors, the Chairman of the Board, the President, or the holders of shares entitled to cast not less than 10% of votes at such meeting may call a special meeting.

         PerfectData Delaware. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation's certificate of incorporation or bylaws. The provision governing special meeting of stockholders in the PerfectData Delaware Bylaws is similar to the current provision in the Company's Bylaws.

Action of Shareholders Without a Meeting

         The Company. Under the CGCL, unless otherwise provided in the articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting may be taken without a meeting and without prior notice if a written consent is signed by the holders of outstanding stock having at least the minimum number of votes required to authorize the action. If consent is sought from less than all of the shareholders entitled to vote, the corporation must give notice to the non-consenting shareholders. The Company's Articles of Incorporation are silent on this subject, so the provisions of the CGCL as set forth herein govern. The Company Bylaws are consistent with the statutory provision.

         PerfectData Delaware. Under the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action required to be taken at an annual or special meeting of a corporation's stockholders may be taken without a meeting if a resolution in writing has been signed or consented to by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting and notice is thereafter given to the shareholders who did not consent. The PerfectData Delaware Certificate of Incorporation does not prohibit stockholder actions without a meeting.

Amendment to Articles of Incorporation and Certificate of Incorporation

         The Company. The CGCL provides that, unless otherwise stated in a corporation's articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote on those shares. Amendments to allow for stock splits, unless the corporation has more than one class of shares outstanding, (including a proportionate increase in the authorized number of shares) do not require shareholder approval. Unless otherwise provided in the articles of incorporation, any provision in the articles of incorporation which requires a greater vote than required by law cannot be amended or repealed except by the greater vote. The Company's Articles of Incorporation are silent on this subject, so the provisions of the CGCL as set forth herein govern.

         PerfectData Delaware. Under the DGCL, the certificate of incorporation of a corporation may be amended by resolution of the board of directors and the affirmative vote of the holders of a majority of the outstanding shares of voting stock then entitled to vote. The DGCL also permits a corporation to make provision in its certificate of incorporation requiring a greater proportion of the voting power to approve a specified amendment. PerfectData Delaware's Certificate of Incorporation does not contain a provision requiring a greater proportion of voting power to amend its Certificate of Incorporation.

Amendment to Bylaws

         The Company. The CGCL provides that, unless a corporation's board of directors is prohibited by the articles of incorporation, the bylaws, or Section 212 of the CGCL (relating to the number of directors), a corporation's board of directors or a majority of the outstanding shares entitled to vote may amend a corporation's bylaws. The Company's Bylaws permit either the shareholders or the Board to amend the Bylaws, except those provisions specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable Board or vice versa. These provisions may only be amended by the shareholders.

         PerfectData Delaware. The DGCL provides that the power to adopt, amend or repeal a corporation's bylaws shall be held by the stockholders entitled to vote. A corporation may, in its certificate of incorporation, confer such powers on the board of directors. Under the PerfectData Delaware Certificate of Incorporation, the PerfectData Delaware Board of Directors is expressly authorized to adopt, amend, alter or repeal the PerfectData Delaware Bylaws.

Statutory Anti-Takeover Protections

         The Company. The CGCL contains certain limitations on "cash out mergers" and requires a fairness opinion in situations in which an interested party is involved in a business combination as, for example, a tender offer, a merger or other form of reorganization as defined in the CGCL. For more information as to these limitations, see the following section "Required Shareholder Votes in Connection with a Business Combination."

         PerfectData Delaware. The DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the time that such person becomes an interested stockholder. With certain exceptions an interested stockholder is a person who, or a group which, owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

         For purposes of the DGCL, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder, sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or any receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

         The three-year moratorium imposed on business combinations under the DGCL does not apply if: (i) prior to the time at which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) the interested stockholder owns at least 85% of the corporation's voting stock upon consummation of the transaction which made him, her or it an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii)

on or after the time such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the voting stock not owned by the interested stockholder.

         A Delaware corporation may elect not to be governed by this section of the DGCL by a provision in its certificate of incorporation or Bylaws. PerfectData Delaware does not intend to make such election; therefore, this section of the DGCL will apply to PerfectData Delaware.

Required Shareholder Votes in Connection with a Business Combination

         The Company. The CGCL requires that the holders of a majority of the voting power of the outstanding shares of stock of both acquiring and target corporations entitled to vote approve statutory mergers or other forms of reorganization, which term includes the issuance of equity securities for the stock or assets of the acquired corporation. The CGCL contains a exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity. The CGCL also requires that a sale of all or substantially all of the assets of a corporation be approved by a majority of the outstanding voting shares of the corporation transferring such assets. With certain exceptions, the CGCL also requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding. The CGCL also requires that holders of nonredeemable common stock receive nonredeemable common stock in a merger of the corporation with the holder of more than 50% but less than 90% of such common stock or its affiliate unless all of the holders of such common stock consent to the transaction. This provision of the CGCL may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish.

         The CGCL also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or for a sale of assets is made by an interested party (generally, a controlling or managing party of the target corporation), an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders. This fairness opinion requirement does not apply to a corporation which does not have shares held of record by at least 100 persons, or to a transaction which has been qualified under California state securities laws. Furthermore, if a tender of shares or vote is sought pursuant to an interested party's proposal and a later proposal is made by another party at least ten days prior to the date of acceptance of the interested party proposal, the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares.

         The CGCL also requires that the holders of all shares of the same class be treated equally in a merger transaction unless all holders of that class of shares consent to the disparate treatment.

         The Company's Articles of Incorporation do not contain any provision regarding the shareholder vote in connection with a business combination, so the provisions of the CGCL described above would govern.

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

         PerfectData Delaware. The DGCL requires that the holders of a majority of the voting power of the outstanding shares of stock of both acquiring and target corporations entitled to vote approve statutory mergers. The DGCL does not require stockholder approval for the exchange of equity securities for the stock or assets of the acquired company. The DGCL contains a exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than 90% of the voting power of the surviving or acquiring corporation or its parent entity.

         The DGCL requires that a sale of all or substantially all of the assets of a corporation be approved by a majority of the outstanding voting shares of the corporation transferring such assets.

         The DGCL does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the agreement and plan of merger does not amend the existing certificate of incorporation of such surviving corporation,
(ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

         The  PerfectData   Delaware  of  Incorporation  will  not  contain  any
provision   regarding  the  stockholder  vote  in  connection  with  a  business combination, so the provisions of the DGCL described above shall govern.

         Although the laws of California and Delaware may be similar as to whether the holders of voting stock of the surviving corporation have to vote on a merger, the CGCL gives certain protections to shareholders on mergers and certain other transactions. To that extent, a shareholder of the Company may lose certain rights as the result of the reincorporation, including the right to vote on an acquisition where equity securities (common stock, preferred stock or other securities convertible into, or exercisable for, shares of common stock) of PerfectData Delaware are issued for the capital stock or assets of the acquired company.

Related-Party Transactions

         The Company. Under the CGCL, certain contracts or transactions in which one or more of a corporation's directors has or have an interest are not void or voidable solely because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the CGCL (i) either the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts and, in the case of board approval, the contract or transaction must also be "just and reasonable" to the corporation, or (ii) the contract or transaction must have been just and reasonable or fair, as applicable, to the corporation at the time it was approved. In the latter case, the CGCL explicitly places the burden of proof on the interested director. Under the CGCL, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting with respect to any action regarding such
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

contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum).

         PerfectData Delaware. Under the DGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the DGCL, (i) either the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts and, in the case of board approval, the contract or transaction must also be "fair" to the corporation, or (ii) the contract or transaction must have been just and reasonable or fair, as applicable, to the corporation at the time it was approved. Under the DGCL, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum).

         Therefore, certain transactions that the Company's board of directors might not be able to approve because of the number of interested directors, or the exclusion of interested director shares, could be approved by a majority of the disinterested directors of PerfectData Delaware, although less than a majority of a quorum, or by a majority of all voting shares, which might not include a majority of the disinterested shares. The Company's board of directors is not aware of any plans to propose any transaction involving directors of the Company which could not be so approved under the CGCL, but could be so approved under the DGCL.

Indemnification and Limitation of Liability

         The Company. The CGCL permits indemnification of expenses incurred in derivative or third-party actions, except that with respect to derivative actions (i) no indemnification may be made without court approval when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless a court determines that such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that the court so determines, and (ii) no indemnification may be made without court approval in respect of amounts paid or expenses incurred in settling or otherwise disposing of a threatened or pending action or in respect of amounts incurred in defending a pending action which is settled or otherwise disposed of without court approval.

         Indemnification is permitted by the CGCL only for acts taken in good faith and believed to be in the best interests of the corporation and its shareholders, as determined by a majority vote of a disinterested quorum of the directors, independent legal counsel (if a quorum of independent directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party), or the court handling the action. The CGCL requires indemnification when the individual has successfully defended the action on the merits.

         California corporations may include in their articles of incorporation a provision which extends the scope of indemnification through agreements, bylaws or other corporate action beyond that which is specifically authorized by statute.
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

The Company's Articles of Incorporation include such a provision. As a result, the Company has followed the practice of executing indemnification agreements with its directors and officers.

         The  CGCL  also  permits  a  corporation  to adopt a  provision  in its articles of incorporation eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care. The Company's Articles of Incorporation eliminate the liability of directors to the Company to the fullest extent permissible under the CGCL, as such law exists currently or as it may be amended in the future. The CGCL does not permit the elimination of monetary liability where such liability is based on: (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (iii) receipt of an improper personal benefit; (iv) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (vi) interested party transactions between the corporation and a director in which a director has a material financial interest; or (vii) liability for improper distributions, loans or guarantees.

         PerfectData Delaware. The DGCL generally permits indemnification of expenses (including attorneys' fees) incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of the disinterested directors (even though less than a quorum), by independent legal counsel or by stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. The DGCL also requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise.

         A provision of the DGCL states that the indemnification provided by statute shall not be deemed exclusive of any other rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. As a result, the DGCL permits the indemnification agreements such as those presently in effect between the Company and its officers and directors, and which such agreements will be assumed by PerfectData Delaware upon completion of the reincorporation.

         The PerfectData Delaware Certificate of Incorporation eliminates the liability of directors to the fullest extent permissible under the DGCL, as such law exists currently or as it may be amended in the future. Under the DGCL, such a provision may not eliminate or limit director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. Such a limitation of liability provision also may not limit a director's liability for violation of, or otherwise relieve PerfectData Delaware or its directors from the necessity of complying with, federal or state securities laws or affect the availability of non-monetary remedies such as injunctive relief or rescission.

         Although there are the differences noted above among California and Delaware statutory provisions with respect to indemnification, the Company's Board of Directors, based on the advice of the Company's counsel, Wachtel & Masyr, LLP, does not believe that they are so material as to dissuade a shareholder of the Company from consenting to the reincorporation. PerfectData Delaware will assume the obligations of the Company to the directors and officers under their existing indemnification agreements.

Dividends and Repurchases of Shares

         The  Company.   Under  the  CGCL,  a  corporation   may  not  make  any
distribution (including dividends, whether in cash or other property, and repurchases of its shares), unless either the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities (or 11/4 times its current liabilities if the average earnings before taxes on income and before interest expense for the preceding two fiscal years were less than the average interest expense for such years). Under the CGCL, there are exceptions to the foregoing rules for repurchases of shares in connection with certain rescission actions or pursuant to certain employee stock plans. The Company's Articles of Incorporation do not have any provision relating to the payment of dividends or the repurchase of shares, so the provision of the CGCL shall govern.

         PerfectData Delaware. The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. PerfectData Delaware's Certificate of Incorporation will not have any provision relating to the payment of dividends or the repurchase of shares, so the provision of the DGCL shall govern.

         Although the CGCL provisions relating to payment of dividends and repurchase of shares may differ from those of Delaware, the Company's Board of Directors does not believe that PerfectData Delaware will likely be paying dividends or repurchasing shares under the DGCL that it would be forbidden to pay or repurchase under the CGCL.

Shareholder Derivative Suits

         The Company. The CGCL provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. The CGCL also provides that the corporation or the defendant in a derivative action suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. The Company's Articles of Incorporation do not have any provision relating to derivative actions, so the provisions of the CGCL shall govern.

         PerfectData Delaware. A derivative action may be brought in Delaware by a stockholder of a corporation. The DGCL provides that the person must allege that he was a stockholder at the time when the transaction took place. A stockholder may not sue derivatively without first demanding that the corporation bring suit, which demand has been refused, unless it is shown that such demand would have been futile. The PerfectData Delaware of Incorporation will not contain any provision relating to derivative actions, so the provisions of the DGCL shall govern.

         A shareholder of the Company, accordingly, will lose the right to institute a derivative action against PerfectData Delaware with respect to a transaction which occurred prior to his, her or it becoming a stockholder of the PerfectData Delaware or its predecessor, i.e., the Company.

Dissenters' or Appraisal Rights

         The Company. Under the CGCL, a shareholder of a corporation participating in certain major corporation transactions may, under varying circumstances, be entitled to dissenters' rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his, her or its shares in lieu of the consideration he, she or it would otherwise receive in the transaction.

         Shareholders of a California corporation whose shares are listed on a national securities exchange or on the Nasdaq National Market System generally do not have such dissenters' rights unless the holders of at least 5% of the class of outstanding shares claim the right or unless the corporation or any law restricts the transfer of such shares. Dissenters' rights are unavailable, however, if the shareholders of a corporation or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity. In general, the CGCL affords dissenters' rights in sale of assets reorganizations. The Company's shareholders have dissenters' rights as provided in the CGCL.

         PerfectData Delaware. Under the DGCL, a shareholder of a corporation participating in certain major corporation transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his, her or its shares in lieu of the consideration he, she or it would otherwise receive in the transaction. Under the DGCL, unless the certificate of incorporation otherwise provides, such appraisal rights are not available (i) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (ii) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares or any combination thereof, or
(iii) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the agreement and plan of merger does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met. The PerfectData Delaware Certificate of Incorporation is silent with respect to appraisal rights, so that the provisions of the DGCL govern.

         With respect to a statutory merger, the reincorporation would not materially affect the dissenters' rights of the Company's shareholders. However, in the case of a reorganization other than a statutory merger which the stockholders will not have to approve in PerfectData Delaware (see the section "Required Shareholder Votes in Connection with a Business Combination" under this caption "Comparison of Rights of Holders of the Company's and PerfectData Delaware's Common Stock"), or in the case of a sale of assets not in the ordinary course of business, a shareholder of the Company will lose his, her or its right to dissent that the shareholder would have had in the Company under the CGCL. Thus, were the Company currently a Delaware corporation, its shareholders would not have dissenters' rights with respect to the proposed sale to Spray.

Dissolution

         The Company. Under the CGCL, shareholders holding 50% or more of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors, and this right may not be modified by the articles of incorporation.

         PerfectData Delaware. Under the DGCL, unless the board of directors approves the proposal to dissolve, the dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution of a Delaware corporation is initiated by the board of directors may it be approved by a simple majority of the corporation's stockholders. In the event of such a board-initiated dissolution, the DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. The PerfectData Delaware Certificate of Incorporation contains no such supermajority voting requirement, and a majority of shares voting at a meeting at which a quorum is present would be sufficient to approve a dissolution of PerfectData Delaware which had previously been approved by its board of directors.

         Accordingly, except for the loss of the right of the holders of 50% or more of the voting power in a California corporation to vote for its dissolution where the board of directors has not so authorized the dissolution, there will be no change for the Company's shareholders as a result of the reincorporation.

         In addition to the changes in shareholders' rights resulting in the reincorporation, the proposed PerfectData Delaware Certificate of Incorporation and Bylaws contain some important differences from the Company Articles of Incorporation and Bylaws. For a description of these differences, please see "Description of the Company and PerfectData Delaware Capital Stock." A copy of the PerfectData Delaware Certificate of Incorporation is attached to this Consent Solicitation Statement as Appendix H, and a copy of the PerfectData Delaware Bylaws is attached to this Consent Solicitation Statement as Appendix
I. You are urged to read the Certificate of Incorporation and Bylaws carefully and in their entirety before making a decision on the reincorporation.

                         DESCRIPTION OF THE COMPANY AND
                       PERFECTDATA DELAWARE CAPITAL STOCK

         The following summary of the current terms of the Company's capital stock and the terms of PerfectData Delaware's capital stock to be in effect after the completion of the reincorporation describes every term which the Company, based on the advice of its counsel, Wachtel & Masyr, LLP, deems material to a shareholder. For a complete description you should refer to the Company's Articles of Incorporation and Bylaws and PerfectData Delaware's Certificate of Incorporation and Bylaws. Copies of the Company's Articles of Incorporation and Bylaws will be sent to holders of shares of the Common Stock upon request. A request may be made to the Company as described in the section "Contact Information" under the caption "Miscellaneous" elsewhere in the Consent Solicitation Statement. Copies of PerfectData Delaware's Certificate of Incorporation and Bylaws are attached to this Consent Solicitation Statement as Appendix H and Appendix I, respectively. Except for the difference in the par value, which the Company believes will not adversely affect shareholders, the capital stock of the Company and PerfectData Delaware are similar.

The Company

         Authorized Capital Stock. The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, no par value per share, and 2,000,000 shares of "blank check" Preferred Stock, no par value per share.

         Common Stock. Subject to the rights of holders of Preferred Stock, if any, holders of shares of the Common Stock are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. There are presently no plans to pay dividends with respect to the shares of the Common Stock. Upon the Company's liquidation, dissolution or winding up, after payment of creditors and the holders of any of its senior securities, including Preferred Stock, if any, the Company's assets will be divided pro rata on a per share basis among the holders of the shares of the Common Stock. The Common Stock is not subject to any liability for further assessments. There are no conversions or redemption privileges nor any sinking fund provisions with respect to the Common Stock and the Common Stock is not subject to call. The holders of the Common Stock do not have any pre-emptive or other subscription rights.

         Holders of shares of the Common Stock are entitled to cast one vote for each share held at all shareholders' meetings for all purposes. If at a shareholder meeting, a shareholder elects to vote his or her shares cumulatively for directors, other shareholders may also do so. All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable.

         Preferred Stock. The Company's certificate of incorporation authorizes 2,000,000 shares of "blank check" Preferred Stock. The Board of Directors has the authority, without further action by the holders of the outstanding shares of the Common Stock, to issue shares of Preferred Stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

PerfectData Delaware

         Following  the  reincorporation  transaction,   PerfectData  Delaware's
authorized capital stock will consist of 10,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of "blank check" preferred stock, par value $.01 per share.

         Authorized Capital Stock. Subject to the rights of holders of preferred stock, if any, holders of shares of the PerfectData Delaware common stock are entitled to share equally on a per share basis in such dividends as may be declared by the PerfectData Delaware board of directors out of funds legally available therefor. There are presently no plans to pay dividends with respect to the shares of PerfectData Delaware common stock. Until an acquisition or merger candidate is selected and the transaction is consummated, the Board of Directors can only speculate if a dividend would be paid by the combined companies. Upon PerfectData Delaware's liquidation, dissolution or winding up, after payment of creditors and the holders of any of its senior securities, including preferred stock, if any, PerfectData Delaware's assets will be divided pro rata on a per share basis among the holders of the shares of its common stock. The PerfectData Delaware common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges nor any sinking fund provisions with respect to the common stock and the common stock is not subject to call. The holders of common stock do not have any pre-emptive or other subscription rights.

         Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

         All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable.

         Preferred Stock. PerfectData Delaware's certificate of incorporation authorizes 2,000,000 shares of "blank check" preferred stock. The PerfectData Delaware board of directors has the authority, without further action by the holders of the outstanding common stock, to issue shares of preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

                               DISSENTERS' RIGHTS

         A shareholder of the Company shall have a right to receive payment for his, her or its shares of the Common Stock if (1) the shareholders approve, by consents, either or both of the two proposals as to which consent is requested, i.e., the proposed sale to Spray by the Company of its business operations and the proposed reincorporation, (2) the shareholder dissents in the manner described under this caption and (3) the Company does not abandon the sale and/or the reincorporation, whichever is or are applicable.

         Under the California General Corporation Law, any holder of the Common Stock has the right to dissent as to either proposal and to be paid the fair market value for his, her or its shares of the Common Stock. The fair market value will be determined as of the day before the first announcement of the proposed sale transaction (a press release was issued on October 8, 2003). The last reported sale price of the Common Stock on October 7, 2003 was $1.05 per share; however, the quoted market price is not necessarily deemed to be the fair market value for purposes of dissenters' rights. In making such determination, the Company, the dissenting shareholders and, if applicable, a court are to exclude any appreciation or depreciation to the fair market value of the shares as a consequence of the proposed sale to Spray of its business operations or the then pending SuperCom transaction. An adjustment will be made for any stock split, reverse stock split or share dividend thereafter affected. No such transaction is currently contemplated.

         If such shareholder is not able to reach an agreement with the Company as to the fair market value of his, her or its shares of the Common Stock, such shareholder has the right to have the fair market value of his, her or its shares of the Common Stock judicially determined, and paid to the shareholder in cash, together with interest in some instances, provided that the shareholder fully complies with the provisions of Sections 1300 through 1312 of the California General Corporation Law. A copy of these provisions is attached to this Consent Solicitation Statement as Appendix D.

         Making sure that a shareholder actually perfects his, her or its dissenters' rights can be complicated. The procedural rules are specific and must be followed precisely. Failure to comply with the procedure may cause a termination or waiver of the dissenters' rights. The following information is intended as a brief summary of the material provisions of the statutory procedures a shareholder must follow in order to perfect his, her or its dissenters' rights. Shareholders who or which desire to dissent are urged to review Appendix D for the complete procedure. The Company will not give the dissenting shareholder any notice other than as described in this Consent Solicitation Statement and as required by the California General Corporation Law.

         If you are a shareholder and you wish to exercise your dissenters' rights, you must satisfy the provisions of the California General Corporation Law attached as Appendix D which require the following:

         You must refrain from consenting to the proposed sale to Spray and/or the proposed reincorporation. You may dissent as to either or as to both of the proposals as to which your consent is being sought. You must not vote (by consent) any of your shares of the Common Stock for approval of the proposal or proposals as to which you wish to dissent. If you consent with respect to any of your shares of the Common Stock in favor of that proposal or proposals, this will terminate your right to dissent. Your signing and returning the consent with a check of the Against or Abstain box or boxes, or your failure to return the consent, are both equivalent to a vote against for the purpose of preserving your dissenters' rights.

         Written notice from the Company: Within ten days after the consents are given to approve either or both of the proposals, the Company must give written notice to you and each other shareholder who has fully complied with the conditions of the California General Corporation Law stating its determination as to the fair market value of the dissenting shares, forwarding copies of the relevant dissenters' rights sections of the California General Corporation Law and briefly describing the procedures which the dissenting shareholder must then follow if the dissenting shareholder desires to exercise his, her or its dissenters' rights. This constitutes an offer by the Company to pay that amount in full satisfaction of the dissenters' rights.

         You must file a written notice of intention to demand to be paid the fair market value of your shares: You must deliver to the Company a written notice of intention to demand to be paid the fair market value of your shares within 30 days from the date of the notice from the Company described in the preceding subsection. Your failure to make such demand within the 30-day period results in the loss of your dissenters' right to be paid.

         In your written notice of demand you must state the number of shares held of record as to which you request purchase by the Company. You may accept the Company's offer as to its determination of the fair market value of your shares. If you do, the Company will pay you within 30 days of your acceptance. If you do not accept the Company's offer, you, as a dissenting shareholder, must state what you claim to be the fair market value of the dissenting shares as of the day preceding the first announcement of the proposed sale transaction. This statement of fair market value constitutes an offer by you to sell the shares at such price. Your written notice should also specify your name and mailing address.

         A written notice of intention to demand to be paid the fair market value of your shares of the Common Stock is only effective if it is signed by, or for, the shareholder of record who owns such shares at the time the demand is made. The demand must be signed as the shareholder's name appears on the Common Stock certificates(s). If you are the beneficial owner of the Common Stock, but not the shareholder of record, you must have the shareholder of record sign a written notice of intention to demand to be paid the fair market value of your shares.

         If you own the Common Stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the notice of intention to demand to be paid the fair market value of your shares in that capacity.

         If you own the Common Stock with more than one person, such as in a joint tenancy or a tenancy in common, all the owners must sign, or have signed for them by an authorized agent, the notice of intention to demand to be paid the fair market value of your shares. An authorized agent, which could include one or more of the joint owners, may sign the notice of intention to demand to be paid the fair market value of your shares for a shareholder of record; however, the agent must expressly disclose who the shareholder of record is and that the agent is signing the demand as that shareholder's agent. If you are a record owner, such as a broker-dealer, which holds the Common Stock as a nominee for others, you may exercise a right to be paid the fair market value of your shares with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written notice of intention to demand the number of shares as to which you intend to demand appraisal. If you do not expressly specify the number of shares, we will assume that your written notice covers all the shares of the Common Stock that are registered in your name.

         If you are a shareholder who intends to exercise dissenters' rights, you should mail or otherwise deliver a written notice of intention to demand to be paid the fair market value of your shares to:

                             PerfectData Corporation
                          1445 East Los Angeles Avenue
                                    Suite 208
                          Simi Valley, California 93065
                        Attn: Irene J. Marino, Secretary

         Surrender your stock certificate(s): Within 30 days after the notice by the Company is mailed, you must deliver your stock certificate(s) to the Company so that the Company may make a notation on the certificate(s) reflecting your demand. If you fail to submit your stock certificates(s) to the Company within this time frame, you will lose your right to be paid the fair market value of your shares.

         You must continuously hold your shares: You must continuously hold your shares of the Common Stock from the date you file the notice of intention to demand to be paid the fair market value of your shares through at least the date you surrender your shares for endorsement after the notice by the Company as to approval of the transaction is sent to you.

         Payment period: As noted above, each of the Company and you have made offers as to the fair market value of your dissenting shares. If you and the Company are able to agree on an amount, the Company is obligated to pay you that amount within 30 days after such determination, provided that you surrender, against payment, your certificate(s) for shares of the Common Stock for cancellation.

         Commencement of Litigation: If you are not able to agree with the Company as to the fair value of your shares, then, within six months after notice of the approval of the sale to Spray was mailed to you, you may commence an action against the Company in the Superior Court of California for a determination of the fair market value of your shares.

         You may, as an alternative, intervene in any pending action by another dissenting shareholder. The Company may move to consolidate all actions by dissenting shareholders.

         Appraisal of shares: If the court determines that you are entitled to dissenters' rights, the court will determine the value of your shares of the Common Stock as of the day prior to the date of the first announcement of the transactions. To determine the fair value of the shares, the court will consider all relevant factors except for any appreciation or depreciation to the fair market value of the shares due to the anticipation or accomplishment of the sale to Spray of the Company's business or the then pending SuperCom transaction. The court may appoint an appraiser or appraisers to make the determination as to fair market value of your shares. After the court determines the fair value of the shares, it will direct the Company to pay that value to you. The court can also direct the Company to pay interest at the legal rate for judgments. In order to receive payment for your shares, you must then surrender your stock certificates to the Company.

         The court could determine that the fair market value of our shares is more than, the same as, or less than the quoted market price on the day preceding the first announcement of the Spray transaction (i.e., $1.05) or on the date of its decision. In other words, if you demand to be paid the fair market value of your shares, you could receive less consideration than if you elect to sell your shares in the over-the-counter market.

         Costs and expenses of appraisal proceeding: The costs of the appraisal proceeding (including the cost of any appraiser) may be assessed against the Company and the shareholders participating in the appraisal proceeding in such manner as the court deems equitable under the circumstances. You may request that the court allocate the expenses of the appraisal action incurred by you pro rata against the value of all the shares held by all of the Company's shareholders entitled to dissenters' rights.

         If the appraisal by the court exceeds the price offered by the Company by 125%, then the latter must pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at legal rate of judgments for such dissenters' rights actions).

         Loss of shareholder's rights: Until the fair market value of your dissenters' shares is determined, you continue to have all rights and privileges incident to such shares. You can, however, lose your dissenting shareholder status if you do not file an action, or intervene in another dissenting shareholder's action, within the statutory period or if you transfer your shares before they are endorsed as dissenters' shares. Additionally, a dissenting shareholder may not withdraw a demand for payment without the consent of the Company.

                                  MISCELLANEOUS

Solicitation

         The solicitation of consents on the enclosed form of consents is made by and on behalf of the Board of Directors of the Company and the cost of this solicitation is being paid by the Company. In addition to the use of the mails, consents may be solicited personally, or by telephone or telegraph, by the officers or directors of the Company. The Company has not engaged, and has no intention to engage, any third party not affiliated with the Company to solicit consents.

Shareholder Proposals

         The Company held its last Annual Meeting of Shareholders on December 6, 2002, delayed from the usual meeting date for the Company's fiscal year ended March 31, 2002 because of the then pending acquisition transaction with GraphCo. Normally the Board would have scheduled the meeting approximately 30 days after the audited financial statements for the fiscal year ended March 31, 2002 were made available for mailing to shareholders. The Board also delayed calling its Annual Meeting of Shareholders for the fiscal year ended March 31, 2003 in order to include approval of the SuperCom transaction in the proposals to be voted on by the Company's shareholders. See the section "Terminated Transactions" under the caption "Proposed Sale Transaction" elsewhere in this Consent Solicitation Statement for information as to both such transactions. In order to keep expenses at a minimum the Board currently intends to call the Annual Meeting of Shareholders for the fiscal year ending March 31, 2004 ("fiscal 2004") in November 2004. Shareholders' proposals for inclusion in the Company's proxy statement for the Annual Meeting of Shareholders for fiscal 2004 must be received no later than a reasonable time before the Company prints and mails its proxy material for such Annual Meeting. If a shareholder intends to submit a proposal for consideration at such Annual Meeting by means other than the inclusion of the proposal in the Company's proxy statement for such Annual Meeting, the shareholder must notify the Company of such intention no later than a reasonable time before the Company prints and mails its proxy material for such Annual Meeting, or risk management exercising discretionary voting authority with respect to the management proxies to defeat such proposal when and if presented at such Annual Meeting. The Company currently anticipates mailing the proxy material for such Annual Meeting on or before Friday, October 15, 2004. The Company shall advise its shareholders of any change in the contemplated mailing date for its proxy material for the Annual Meeting of Shareholders for fiscal 2004 by notice in its earliest possible Quarterly Report on Form 10-QSB or by other appropriate notice.

Contact Information

         The office of the Company is located at 1445 East Los Angeles Avenue, Suite 208, Simi Valley, CA 93065. Its telephone number is (805) 581-4000. Inquiries may be directed by mail or telephone to Harris A. Shapiro, Chairman of the Board and Chief Executive Officer of the Company.

         The office of Spray is located at 1323 Conshohocken Road, Plymouth Meeting, PA 19462. Its telephone number is (610) 277-1010. Inquiries may be directed by mail or telephone to Bart Bastian, President of Spray.

Financial Data

         The Company's audited financial statements and the related management's discussion and analysis of financial condition and results of operations for the fiscal years ended March 31, 2004 and 2003 are annexed to this Consent Solicitation Statement as Appendix D.

                                              By Order of the Board of Directors

                                              /s/ Irene J. Marino
                                              Irene J. Marino
                                              Secretary
September   , 2004

                                                                      Appendix A

                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of the 3rd day of October, 2003 between PerfectData Corporation, a California corporation (the "Seller"), and Spray Products Corporation, a Pennsylvania corporation (the "Purchaser").

                              W I T N E S S E T H:

         WHEREAS, the Seller is engaged in the business (the "Business") of computer/office care and cleansing products; and

         WHEREAS, the Seller desires to sell all of its inventory and other assets related to the Business to the Purchaser, and the Purchaser desires to acquire such assets.

         NOW,  THEREFORE,   in  consideration  of  the  mutual  representations,
warranties, covenants and agreements, and upon the terms and conditions hereinafter set forth, the parties do hereby agree as follows:

                                    ARTICLE 1
                                PURCHASE AND SALE

         1.1 Purchase of Assets. Subject to the terms and conditions of this Agreement, the Seller hereby agrees to sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser hereby agrees to purchase, acquire and accept from the Seller:

         1.1.1 All inventories of the Seller, including finished goods, raw materials and work in process existing on the Closing Date (as defined below) (the "Inventory");

         1.1.2 The following books and records of the Seller, including customer lists and customer data, supplier lists and supplier data and other operating data, files, credit information, records of sales and inventory data, know how, computer software (including source codes and object codes), product development documentation product development procedures, computer generated product designs and artwork, catalogues, sales literature displays, and advertising materials, artwork used in the Business, Non-Disclosure Agreements, Confidentiality Agreements, telephone numbers, SKU numbers, the trade name "PerfectData
Corporation" and all other names utilized in connection with the Business and all derivations thereof and other intangibles related to the Business ( the "Intangibles"); provided, however, that the Seller or its representative shall have the right, upon reasonable notice and during regular business hours, for five (5) years after the Closing (as hereinafter defined), to enter the premises of the Purchaser to review and copy any such books and records for the purpose of the compilation of the financial records of the Seller for use in the preparation of any required tax returns, in response to any federal and/or state tax auditor, for use in the preparation of any report to be filed pursuant to the Securities Exchange Act of 1934, as amended, or any securities inquiry.

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

         1.1.3 The Seller's goodwill relating to the Business (the "Goodwill");

         1.1.4 Such accounts receivable of the Seller as to which the Purchaser and the Seller may mutually agree upon (such purchased receivables shall be referred to herein as the "Receivables");

         1.1.5 all of the Seller's machinery and equipment, office furniture, supplies, fixed assets, fixtures and equipment, warehouse equipment, tooling, molds, and computer hardware except for such pieces of equipment as the Seller reasonably determines is necessary for the establishment of a new office (the "Equipment");

         1.1.6 all intellectual property related to the Business, including, but not limited to, software, patents, pending patent applications, patents in development, copyrights, pending copyright applications, copyrights in development and all derivative works thereof, trademarks, trade names, logos, service marks, assumed or fictitious names, trade secrets, manufacturing know-how, and any and all websites related in whole or in part to the Business and the data and intellectual property related thereto (collectively, the "Intellectual Property").

         The  Inventory,  Intangibles,   Goodwill,  Receivables,  Equipment  and
Intellectual Property are collectively referred to herein as the "Purchased Assets".

         1.2 Retained Assets. Except for the Purchased Assets, the Purchaser is not purchasing any other assets of the Seller including, the Retained Assets. The term "Retained Assets" shall mean the following assets of the Seller as of the Closing Date which, although they relate to the Business, are not Purchased Assets and are to be retained by the Seller: (a) the Seller's franchise to be a corporation, Certificate of Incorporation, by-laws, minute books, company seals and other company records having to do with the organization and capitalization of the Seller; (b) all canceled checks, bank statements and tax returns of the Seller relating to the Business; (c) any contract, agreement or lease of the Seller which is not assumed by the Purchaser hereunder; (d) the Seller's insurance policies including the cash value of life insurance policies; (e) the Seller's cash and cash equivalents; (f) the Seller's accounts, notes and receivables, other than the Receivables; (g) taxes and deposits; (h) all accounting books and records of the Seller and (i) all other assets not identified herein as the "Purchased Assets".

         1.3 Purchase Price.

               1.3.1 The total consideration for the Purchased Assets (the "Purchase Price") shall be an amount equal to the difference of:

                1.3.1.1  the   Seller's   landed  cost  for  the   Inventory
                         (excluding  obsolete  items) (the  "Inventory  Value");
                         plus

                1.3.1.2 An amount equal to the collectible Receivables that, as of the Closing Date, are no older than sixty-five
                         (65) days; plus

                1.3.1.3 The sum of One Hundred Thousand ($100,000.00) Dollars; less:

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                 1.3.1.4 The dollar  amount of the  Assumed  Liabilities  (as hereinafter defined).

               1.3.2 Allocation of Purchase Price. The Purchase Price shall be allocated prior to the Closing in accordance with Section 1060 of the Internal Revenue Code. The Purchaser and the Seller shall cooperate with each other in the preparation and filing of I.R.S. Form 8594 in connection with the Purchase Price allocation. Neither the Purchaser nor the Seller, nor any of their respective affiliates, shall take any position (whether in financial statements, audits, tax returns or otherwise) which is inconsistent with the allocation of the consideration unless required to do so by applicable law or regulation.

               1.3.3 Within seven (7) days prior to the Closing, the Seller and the Purchaser shall jointly conduct a physical count of the Inventory in order to determine the Inventory Value.

               1.3.4 The Purchase Price shall be payable at the Closing by the Purchaser to the Seller as follows:

                 1.3.4.1 An  amount  equal  to the  Purchase  Price  less the
                         Holdback Amount (as hereinafter defined) shall be paid via bank or certified check.

                 1.3.4.2 An amount equal to ten (10%) percent of the Purchase
                         Price (the "Holdback Amount") shall be delivered to Wachtel & Masyr, LLP (the "Escrow Agent").

         1.4 Post-Closing Adjustment. At any time after seventy-five (75) days after the Closing, but no later than ninety (90) days after the Closing, the Purchaser shall have the right to put (the "Put") any uncollected Receivables (the "Assigned Receivable") to the Seller. In the event of a Put, the Seller shall deliver to the Purchaser, within thirty (30) days after the date of such Put, an amount equal to the face-dollar amount of such Assigned Receivable(s). In the event that Seller does not timely deliver the value of the Assigned Receivable to the Purchaser, the Purchaser shall send written notice to the Escrow Agent and the Seller of such event, and the Escrow Agent shall be instructed to deliver an amount equal to the face amount of the Assigned Receivable to the Purchaser. The terms of the escrow herein are set forth in the Escrow Agreement by and among the Purchaser, the Seller and the Escrow Agent, the form of which is attached hereto as Exhibit A. Notwithstanding the foregoing, the Purchaser shall have no right to Put any Receivable that is generated during such period that the Purchaser is managing the Business, pursuant to Section 5.6 herein.

         1.5 Assumption of Liabilities and Obligations. The Purchaser shall assume and be responsible for all trade payables of the Seller at the Closing (the "Assumed Liabilities"). The parties agree that the Purchaser is not assuming any liability or obligation of the Seller other than the Assumed Liabilities.

         1.6 Preparation of the Purchased Assets. The parties acknowledge that the Purchaser shall make all arrangements and shall be responsible for all costs incurred in connection with the packaging and transport of the Purchased Assets from the Seller to the Purchaser.

                                    ARTICLE 2
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and warrants to Purchaser as follows:

         2.1 Organization of the Seller. The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, with all requisite power and authority to own, lease and operate its properties and to carry on the Business as it is now being conducted. The Seller is qualified or licensed as a foreign entity in each jurisdiction in which it is required as a result of the conduct of the Business or location of the property owned, leased or operated by it in connection with the Business except where failure to be so qualified or licensed would not have a material adverse effect on the value of the Purchased Assets, taken as a whole (a "Material Adverse Effect").

         2.2 Authorization of the Seller. The Seller has full power, capacity and authority to execute this Agreement and all other agreements and documents contemplated hereby. The execution and delivery of this Agreement and such other agreements and documents by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly authorized and no other action on the part of the Seller is necessary to authorize the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes the valid and binding obligation of the Seller, enforceable in accordance with its terms, except that (i) enforcement may be subject to (A) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and (B) proper shareholder and regulatory consent and (ii) the remedies of specific performance and injunctive relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

         2.3 No Violations. The execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby by the Seller and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Certificate of Incorporation or by-laws of the Seller, (ii) violate any statute, rule, regulation, order or decree of any public body or authority by which the Seller or its properties or assets are bound, or (iii) result in a violation or breach of, or constitute a default under, or result in the creation of any lien, mortgage, pledge, security interest, charge, claim, option or other encumbrance (collectively, the "Liens") upon, or create any rights of termination, cancellation or acceleration in any person with respect to any license, franchise or permit of the Seller, or any other agreement, contract, indenture, mortgage or instrument to which the Seller is a party or by which any of its properties or assets is bound except (in the case of (ii) and (iii)) where any such violation, breach or default would not have a Material Adverse Effect on the Seller.

         2.4 Consents. Except for the consent of the shareholders of the Seller pursuant to the California General Corporation Law and the approval of the Securities and Exchange Commission, no consent, approval or other authorization of any governmental authority or third party, is required as a result of or in connection with the execution and delivery of (i) this Agreement and the other agreements and documents to be executed by the Seller in connection herewith or
(ii) the consummation by the Seller of the transactions contemplated hereby, except

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

for those that have been, or prior to the Closing will be, obtained. At the Closing, the Seller shall be in complete compliance with all applicable laws, rules, regulations, including health, environmental, building, zoning, safety and labor.

         2.5 Litigation and Related Matters. There are no actions, suits, proceedings, investigations or grievances pending or, to the knowledge of the Seller, threatened against the Seller, the Business or the Purchased Assets, at law or in equity, before or by any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (i) that could reasonably be expected to affect the transactions contemplated hereby or (ii) relating to the Business or the Purchased Assets.

         2.6 Title. At the Closing, the Seller will deliver the Purchased Assets free and clear of all Liens.

         2.7 Disclaimers. EXCEPT AS OTHERWISE PROVIDED FOR IN THIS AGREEMENT, ALL OF THE PURCHASED ASSETS (AS DEFINED) ARE BEING SOLD AND TRANSFERRED TO THE PURCHASER "AS IS" AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR USE, ARE EXCLUDED FROM THE SALE AND TRANSFER OF THE PURCHASED ASSETS. THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY NATURE WITH RESPECT TO THE PURCHASED ASSETS (EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE II) OR THE FINANCIAL CONDITION OF THE BUSINESS, INCLUDING BUT NOT LIMITED TO THE LEVEL OF SALES, PROFITABILITY, INCOME OR FUTURE PROSPECTS. THE PURCHASER ACKNOWLEDGES THAT ANY FINANCIAL OR OPERATING INFORMATION RELATING TO THE SELLER'S OPERATION OF THE BUSINESS WAS PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND THAT THE SELLER HAS NO RESPONSIBILITY TO THE PURCHASER WITH RESPECT TO SUCH FINANCIAL OR OPERATING INFORMATION.

                                    ARTICLE 3
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         The Purchaser represents and warrants to the Seller as follows:

         3.1 Corporate Existence. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is qualified or licensed as a foreign corporation in each jurisdiction in which it is required as a result of the character of its business or location of the property owned, leased or operated by it in connection with its business except where failure to be so qualified or licensed would not have a material adverse effect on the Purchaser.

         3.2 Authorization of Purchaser. The Purchaser has full corporate power, capacity and authority to execute this Agreement and all other agreements and documents contemplated hereby. The execution and delivery of this Agreement and such other agreements and documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized and no other corporate action on the part of the Purchaser is necessary to authorize the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except that (i) enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and (ii) the remedies of specific performance and injunctive relief arc subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

         3.3 No Violations. The execution and delivery of this Agreement and the other agreements and documents contemplated hereby by the Purchaser and the consummation of the transactions contemplated hereby will not (i) violate any provision of the certificate of incorporation or bylaws of the Purchaser, (ii) violate any statute, rule, regulation, order or decree of any public body or authority by which the Purchaser or its properties or assets are bound, or (iii) result in a violation or breach of, or constitute a default under or result in the creation of any Lien upon, or create any rights of termination, cancellation or acceleration in any person with respect to, any agreement, contract, indenture, mortgage or instrument to which the Purchaser is a party or any of its properties or assets is bound except (in the case of (ii) and (iii)) where any such violation, breach or default would not have a material adverse effect on the Purchaser.

         3.4 Consents. No consent, approval or other authorization of any governmental authority or third party is required as a result of or in connection with the execution and delivery of (i) this Agreement and the other agreements and documents to be executed by the Purchaser in connection herewith or (ii) the consummation by the Purchaser of the transactions contemplated hereby, except for those that have been, or prior to the Closing will be, obtained.

                                    ARTICLE 4
                                    COVENANTS

         4.1 Course of Conduct by the Seller. From the date hereof through the Closing Date, except as may be first approved in writing by the Purchaser or as otherwise permitted or contemplated by this Agreement, the Business shall be conducted only in the ordinary course of business consistent with past practice, and the Seller shall comply with the following covenants:

               4.1.1 Disposition of Assets. The Seller shall not sell, transfer or otherwise dispose of any part of the Purchased Assets, tangible or intangible, except for inventory and supplies, disposed of or consumed in the ordinary course of business.

               4.1.2 Relations with Suppliers and Customers. The Seller will use commercially reasonable efforts to preserve its relationships with material suppliers, customers and others having material business dealings with it with respect to the Business.

               4.1.3 Liens. The Seller will not mortgage, pledge, encumber, create or allow any Liens not existing on the date hereof upon any of the Purchased Assets.

         4.2 Approvals and Consents. Each party shall use its reasonable efforts
(i) to cause all conditions to the obligations of the other party under this Agreement over which it is able to exercise influence or control to be satisfied prior to the Closing Date and (ii) to obtain promptly and to comply with all requisite statutory, regulatory or court approvals, third party releases and consents, and other requirements necessary for the valid and legal consummation of the transactions contemplated hereby.

         4.3 Investigations. The Seller shall provide the Purchaser and its representatives and agents such access to the books and records of the Seller and furnish to the Purchaser such financial and operating data and other information with respect to the Purchased Assets as Purchaser may reasonably request from time to time. If the transactions provided for herein are not consummated, the provisions of the Confidentiality Agreement, dated as of May 30, 2003 between the Seller and the Purchaser shall be binding on the Purchaser as if such Confidentiality Agreement was entered into as of the date hereof. Notwithstanding the foregoing, the Purchaser acknowledges that it has conducted its due diligence with respect to the Seller the Business and the Purchased Assets and it may not terminate this Agreement based on further due diligence.

         4.4 No Solicitation. Except with respect to the Purchaser and its affiliates, after the date hereof, until the earlier of the Closing or the termination of this Agreement, the Seller shall not (i) initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to a purchase of all or any significant portion of the Purchased Assets (other than in the ordinary course of business) (an "Acquisition Transaction"), or (ii) engage in any negotiations concerning, or provide to any other person any information or data relating to the Seller for the purposes of or have any discussions with any person relating to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to seek or effect, an Acquisition Transaction.

         4.5 Public Announcements. Without the prior written consent of the other party hereto, neither party shall make any press release, public announcement or other disclosure to third parties including customers (other than disclosures to lenders and professional advisors who agree to keep such information confidential) with respect to the transactions contemplated by this Agreement, except as required by law, or pursuant to any securities laws or regulations.

         4.6 Future Business. From the date hereof through the Closing, the Purchaser will continue to sell inventory to the Seller in its ordinary course and will continue to extend open credit to the Seller.

                                    ARTICLE 5
                                     CLOSING

         5.1 Closing.  Unless this Agreement is first  terminated as provided in
Section 5.4, and subject to the satisfaction or waiver of all conditions to the consummation of the transactions contemplated hereby, the closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Wachtel & Masyr, LLP, 110 East 59th Street, New York, New York 10022 on the twenty first (21) day following the date that notice of the sale contemplated herein is sent to the shareholders of the Seller, pursuant to Section 603(b)(1) of the California General

Corporation Law; provided however, that the parties may agree to extend the Closing for up to thirty (30) days.

         5.2 Conditions to the Purchaser's Obligations. The obligation of the Purchaser to effect the Closing shall be subject, at its option, to the satisfaction or waiver of each of the following conditions at or prior to the
Closing:

               5.2.1 Representations, Warranties and Compliance with Covenants. Each representation and warranty of the Seller contained in this Agreement and in any Schedule shall be true and correct when made, and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representation and warranty had been made on and as of the Closing Date. Each of the covenants and agreements herein on the part of the Seller to be complied with or performed on or before the Closing Date shall have been complied with and performed in all material respects. The Purchaser shall have received a certificate, dated the Closing Date, of the Seller to the foregoing effect.

               5.2.2 Bill of Sale. The Seller shall have executed and delivered to the Purchaser a Bill of Sale in form and substance attached hereto as Exhibit B.

               5.2.3 Certificates. The Seller shall have delivered to the Purchaser certificates of the appropriate governmental authorities, dated as of a date not more than thirty (30) days prior to the Closing Date, attesting to the existence and good standing of the Seller in the State of California.

               5.2.4 Litigation. No investigation, suit, action, or other proceeding shall be threatened or pending before any court or governmental agency that seeks the restraint, prohibition, damages, or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement.

         5.3 Conditions to Obligations of the Seller. The obligation of the Seller to effect the Closing shall be subject, at its option, to the satisfaction or waiver of each of the following conditions at or prior to the
Closing:

               5.3.1 Accuracy of Representations and Warranties and Compliance with Covenants. Each representation and warranty of the Purchaser contained in this Agreement shall be true and correct when made, and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representation and warranty had been made on and as of the Closing Date. Each of the covenants and agreements herein on the part of the Purchaser to be complied with or performed on or before the Closing Date shall have been fully complied with and performed in all material respects. The Seller shall have received a certificate, dated the Closing Date, of the Purchaser to the foregoing effect.

               5.3.2 Certificates. The Purchaser shall have delivered to the Seller a certificate of the appropriate governmental authorities, dated as of a date not more than thirty (30) days prior to the Closing Date, attesting to the existence and good standing of the Purchaser in the state of its incorporation.

               5.3.3 Consents and Approvals. All material authorizations, consents, approvals, waivers and releases necessary for the Seller to consummate the transactions contemplated hereby shall have been obtained, including, without limitation, the obtaining of shareholder and director approvals pursuant to the California General Corporation Law and the Seller shall have complied with Section 14(c) of the Securities Exchange Act of 1934, as amended.

               5.3.4 Approval, Litigation. No investigation, suit, action, or other proceeding shall be threatened or pending before any court or governmental agency that seeks the restraint, prohibition, damages, or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement.

               5.3.5 Purchase Price. The Purchaser shall have delivered the Purchase Price to the Seller and the Escrow Agent.

               5.3.6  Assumption  of  Liabilities.   The  Purchaser  shall  have
delivered an Assumption of Liabilities to the Seller, in substantially the form attached hereto as Exhibit C.

         5.4 Termination.

               5.4.1 This Agreement may be terminated and abandoned at any time prior to the Closing:

                 5.4.1.1 By the written  mutual  consent of the Purchaser and the Seller;

                 5.4.1.2 By the  Purchaser  on the Closing Date if any of the
                         conditions set forth in Section 5.2 shall not have been fulfilled or waiver on or prior to the Closing Date; and

                 5.4.1.3 By the  Seller  on the  Closing  Date  if any of the
                         conditions set forth in Section 5.3 shall not have been fulfilled or waived on or prior to the Closing Date.

         5.5 Rights on Termination.

               5.5.1 If this Agreement is terminated pursuant to Section 5.4 hereof, all further obligations of the parties under or pursuant to this Agreement shall, subject to Section 7.12 herein, terminate without further liability of either party to the other, except that (i) the Purchaser's obligations contained in Section 4.3 of this Agreement, (ii) the representations of the parties contained in Section 7.10 and (iii) the provisions of Section 7.11, shall all survive any such termination.

               5.5.2 In the event that either party hereto terminates this Agreement for a reason other than as set forth in Section 5.4 herein, or refuses to or is unable to close the transaction contemplated herein other than as is permitted hereunder (such party being referred to herein as the "Non-Closing Party"), and such inability to close is not the fault of the other party, the Non-

Closing Party shall pay a break-up fee to the other party in an amount equal to One Hundred Thousand ($100,000) Dollars in cash.

         5.6 Management.

               5.6.1 If this Agreement is not terminated pursuant to Section 5.4 herein, the Purchaser shall, beginning November 1, 2003, act as the manager for the fulfillment of orders from the Seller's customers. In connection therewith, the Purchaser shall manufacture or otherwise obtain all finished goods required by the Seller's customers and package such items for shipment to the Seller's customers in accordance with each purchase order. In order to facilitate such fulfillment obligations, the Seller shall, prior to October 31, 2003, deliver all its finished goods and certain of its equipment and other fixed assets used in connection with the operation of the Business, to a pre-designated warehouse (the "Facility") of the Purchaser.

               5.6.2 As compensation for the Purchaser's services under this management arrangement, the Purchaser shall be entitled to a fee (the "Fee") equal to seven and one-half (7.5%) percent of the "Net Sales" of all products sold to the Seller's customers. For purposes of this Section 5.6, "Net Sales" shall mean the gross invoice price of each product less all (i) commissions payable in connection with the sale of such products and (ii) rebates given by the Seller to its customers in the ordinary course of Seller's business. The Fee shall be payable on a monthly basis within thirty (30) days after the end of the following month in which payment was received by the Seller for such product.

               5.6.3 In connection with the services to be provided under this management arrangement by the Purchaser, (a) the Seller agrees to: (i) maintain adequate facilities to process orders and invoices; and (ii) deliver to the Purchaser in a timely manner all customer orders and (b) the Purchaser (i) agrees to timely fulfill and ship all customer orders and (ii) shall be responsible for all payments with respect to the transport of inventory from the Facility to the customers.

               5.6.4 Notwithstanding anything contained herein to the contrary, the Seller has the right to reject any customer orders if the Seller, in its sole discretion, deems the profit margins on such purchase orders to be inadequate.

               5.6.5 The  obligations  of each of the parties under this Section
5.6 shall survive until the earlier of the Closing or the termination of this Agreement.

               5.6.6 Upon the termination of this Agreement, in addition to all rights and remedies under this Agreement, the Purchaser shall be required to fulfill all existing customer orders sent by the Seller and shall immediately return all unsold inventory of the Seller to the Seller.

                                    ARTICLE 6
                                 INDEMNIFICATION

         6.1 Purchaser's Losses.

               6.1.1The Seller shall indemnify and hold harmless the Purchaser, its directors, officers, employees, representatives, agents, and attorneys ("Purchaser Indemnified Parties") from, against and in respect of any and all Purchaser's Losses (as defined below) suffered, sustained, incurred or required to be paid by any of them by reason of (i) any representation or warranty made by the Seller in or pursuant to this Agreement being untrue or incorrect in any material respect; or (ii) any failure by the Seller to observe or perform its covenants and agreements set forth in this Agreement or any other agreement or document executed by the Seller in connection with the transactions contemplated hereby; except in any instance to the extent the Purchaser's Losses results from a Purchaser Indemnified Party's own negligence or willful misconduct.

               6.1.2  "Purchaser's  Losses"  shall mean all damages,  including, without limitation, subject to Section 6.2.3 amounts paid in settlement with the Seller's consent, which consent may not be unreasonably withheld, losses, obligations, liabilities, liens, deficiencies, costs (including, without limitation, reasonable attorneys' fees), taxes, penalties, fines, interest, monetary sanctions and expenses, including, without limitation, reasonable attorneys' fees and costs incurred to comply with injunctions and other court and agency orders, and other costs and expenses incident to any suit, action, investigation, claim or proceeding or to establish or enforce a Purchaser Indemnified Party's right to indemnification hereunder. The Seller shall not have any obligation under Section 6.1 to indemnify the Purchaser Indemnified Parties with respect to (i) Purchaser's Losses until the aggregate combined total of all such Purchaser's Losses incurred by the Purchaser Indemnified Parties exceeds $25,000, whereupon the Purchaser Indemnified Parties shall be entitled to indemnification with respect to the full amount of Purchaser's Losses determined without regard to such limitation, and (ii) aggregate Purchaser's Losses in excess of the amount of the Purchase Price actually paid to the Seller.

         6.2      Seller's Losses.

               6.2.1 The Purchaser shall indemnify and hold harmless the Seller and its officers, directors, employees, representatives, agents, and attorneys ("Seller Indemnified Parties") from, against and in respect of any and all Seller's Losses (as defined below) suffered, sustained, incurred or required to be paid by any of them, by reason of (i) any representation or warranty made by the Purchaser in or pursuant to this Agreement being untrue or incorrect in any material respect, or (ii) any failure by the Purchaser to observe or perform its covenants and agreements set forth in this Agreement or any other agreement or document executed by it in connection with the transactions contemplated hereby including a failure to pay an Assumed Liability, except in any instance to the extent the Seller's Losses results from a Seller Indemnified Party's own negligence or willful misconduct.

               6.2.2 "Seller's Losses" shall mean all damages, including, without limitation, subject to Section 6.2.3 amounts paid in settlement with the Purchaser's consent, which consent may not be unreasonably withheld, losses, obligations, liabilities, liens, deficiencies, costs (including, without limitation, reasonable attorneys' fees), taxes, penalties, fines, interest, monetary sanctions and expenses, including, without limitation, reasonable attorneys' fees and costs incurred to comply with injunctions and other court and agency orders, and other costs and expenses incident to any suit, action, investigation, claim or proceeding or to establish or enforce a Seller Indemnified Party's right to indemnification hereunder. The Purchaser shall not have any obligation under Section 6.2 to indemnify the Seller Indemnified Parties with respect to Seller's Losses until the aggregate combined total of all such Seller's Losses incurred by the Seller Indemnified Parties exceeds $25,000, whereupon the Seller Indemnified Parties shall be entitled to indemnification with respect to the full amount of Seller's Losses determined without regard to such limitation, provided, however, that this limitation shall not apply to a failure to pay Purchase Price or a failure to pay an Assumed Liability.

               6.2.3 Claims Procedure. Whenever a Purchaser's Loss or Seller's Loss subject to the indemnity provisions in this Article VI shall arise (a "Claim"), the party entitled to indemnity (the "Indemnified Party") shall promptly notify the party obligated to provide indemnity (the "Indemnifying Party") of such Claim and, when known, the facts constituting the basis of such Claim, provided, however, that in the event of a claim resulting from or in connection with any Claim by a third party, the Indemnified Party shall use its diligent efforts to give notice no later than ten (10) days prior to the time any response to the asserted Claim is required. In the event of a Claim resulting from or in connection with a Claim by a third party, the Indemnifying Party may, at its sole cost and expense, assume the defense thereof. If an Indemnifying Party assumes the defense of the Claim, the Indemnifying Party shall be entitled to select counsel and take all steps necessary in the defense thereof and shall have the right to effect a settlement of the Claim. The Indemnified Party shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of its own choice. In the event that the Indemnifying Party fails to timely defend, contest or otherwise protect against any such Claim, the Indemnified Party shall have the right to defend, contest or otherwise protect against the same and may make any compromise or settlement thereof and recover from the Indemnifying Party the entire cost thereof, including, without limitation, reasonable attorneys' fees, disbursements and all amounts paid as a result of such Claim or compromise or settlement thereof.

                                    ARTICLE 7
                                  MISCELLANEOUS

         7.1 Further Assurances. If, at any time after the Closing, either party shall reasonably consider or be advised that any further assignments, conveyances, certificates, filings, instruments or documents or any other things are necessary or desirable to vest, perfect or confirm in the Purchaser title to the Purchased Assets or to consummate any of the transactions contemplated by this Agreement, the other party shall, upon request, promptly execute and deliver all such assignments, certificates, filings, instruments and documents and do all things reasonably necessary and proper to vest, perfect or confirm title in the Purchaser and to otherwise carry out the purposes of this Agreement.

         7.2 Entire Agreement. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof, and no party shall be liable or bound to the other in any manner by any representations or warranties not set forth herein. This Agreement has been jointly prepared by the parties hereto and the terms hereof shall not be construed in favor of or against any party on account of its participation in such preparation.

         7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. The Purchaser has the right to assign its rights under this Agreement provided, that in the event it assigns such rights, Spray Products Corporation, a Pennsylvania corporation, hereby unconditionally guarantees the performance of each and every obligation of its successor as the Purchaser under this Agreement and the Escrow Agreement.

         7.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

         7.5 Headings. The headings of the articles and sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

         7.6 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof, and this Agreement may be modified or amended by a written instrument executed by all parties hereto. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

         7.7 Schedules and Exhibits. All exhibits and schedules annexed hereto are expressly made a part of this Agreement as though fully set forth herein and all references to this Agreement herein or in any such exhibits or schedules shall refer to and include all such exhibits and schedules.

         7.8 Notices. Any notice, request, instruction, document or other communication to be given hereunder by any party hereto to any other party hereto shall be in writing and validly given if (i) delivered personally, (ii) sent by telecopy, (iii) delivered by overnight express, or (iv) sent by registered or certified mail, postage prepaid, as follows:

         If to the Purchaser, to:

                  Spray Products Corporation
                  1323 Conshohocken Road
                  Plymouth Meeting, PA  19462
                  Attn: Burt Bastian
                  Facsimile:  (610) 277-4390

         with a copy to:

                  Eckell, Sparks, Levy, Auerbach, Monte, Rainer & Sloane, P.C. P.O. Box 319
                  Media, PA  19063
                  Attn:  Joseph L. Monte, Jr., Esq.
                  Facsimile:  (610) 565-1596

         If to the Seller:

                  PerfectData Corporation
                  110 West Easy Street
                  Simi Valley, California 93065
                  Attn:  Harris A. Shapiro, Chairman
                  Facsimile:  (805) 522-5788

         with a copy to:

                  Wachtel & Masyr, LLP
                  110 East 59th Street
                  New York, New York 10022
                  Attn:  Robert W. Berend, Esq.
                  Facsimile:  (212) 371-0320

or at such other address for a party as shall be specified by like notice. Any notice which is delivered personally, or sent by telecopy or overnight express in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the party to whom it is addressed at the close of business, local time of the recipient, on the third day after the day it is so placed in the mail.

         7.9 Governing Law. This agreement shall be construed, enforced, and governed by the internal laws of the State of California without regard to its choice of law principles. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the State of California (collectively, the "Courts") for purposes of any suit, action or other proceeding arising out of this Agreement (and agrees not to commence any action, suit or proceedings relating hereto except in such Courts). Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, which is brought by or against it in the Courts and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such Court that any such action, suit or proceeding brought in any such Court has been brought in an inconvenient forum.

         7.10 Survival. The representations and warranties of the Purchaser and Seller included or provided for herein, or in other instruments or agreements delivered or to be delivered at or prior to the Closing in connection herewith, shall survive for a period of one (1) year following the Closing Date. The obligations of the Seller pursuant to Article 7 shall survive until the expiration of the Covenant Period.

         7.11 Brokers. The Purchaser, on the one hand, and the Seller, on the other, each represent to the other that it has not used a broker or finder in connection with the transactions contemplated by this Agreement and each shall hold the other harmless from any such claim.

         7.12 Expenses. The Purchaser, on the one hand, and the Seller, on the other, shall each pay its own costs and expenses incurred by it, including, but not limited, to the fees of their respective counsel in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement. Notwithstanding the foregoing, in the event that the (a) the Purchaser breaches its obligations to purchase the Purchased Assets other than pursuant to Section 5.4 herein, the Purchaser shall reimburse the Seller for all out of pocket expenses incurred by the Seller (including reasonable attorneys fees) in connection with this Agreement; or (b) the Seller enters into a letter of intent or purchase agreement in violation of Section 4.4 herein, the Seller shall reimburse the Purchaser for all out of pocket expenses incurred by the Purchaser (including reasonable attorneys fees) in connection with this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as the date first set forth above.

                                         PURCHASER:
                                         Spray Products Corporation

                                         By:  /s/ Bart Bastian
                                         Name:  Bart Bastian
                                         Title:  President

                                         SELLER:
                                         PerfectData Corporation

                                         By:  /s/ Harris A. Shapiro
                                         Name:  Harris A. Shapiro
                                         Title:  Chairman of the Board and Chief
                                                 Executive Officer

                                                                      Appendix B

                                 FIRST AMENDMENT
                                       TO
                            ASSET PURCHASE AGREEMENT


         This First Amendment (the "Amendment"), dated as of the 26 day of February, 2004, to the Asset Purchase Agreement (the "Original Agreement"), dated as of October 3, 2003, between PerfectData Corporation, a California corporation, and Spray Products Corporation, a Pennsylvania corporation.


                               W I T N E S S E T H

         WHEREAS, the parties hereto entered into the Original Agreement whereby Seller agreed to sell, and Purchaser agreed to purchase, substantially all the assets of Seller; and

         WHEREAS, the parties desire to amend the Original Agreement as provided for herein;

         NOW,  THEREFORE,   in  consideration  of  the  mutual  representations,
warranties, covenants and agreement set forth herein, the parties agree as follows:

         1. The second sentence of Section 1.5 is hereby amended by the addition of the following:

                  "and as provided in Section 4.7 hereof."

         2. The following shall be inserted as Section 4.7:

                  "4.7 Insurance. Purchaser agrees to maintain product liability insurance covering not only all products manufactured or shipped by it post-closing, but also including all products manufactured or shipped by the Purchaser prior to the Closing Date, including those during the management period pursuant to
                  Section 5.6 hereof."

         3. Section 5.6.3(a) is hereby amended to add the following:

                  "(iii) be responsible for all freight and shipping charges incurred by the Buyer in connection with the transport of inventory from the Facility to the customers."

         4. Section 5.6.3 (b)(ii) is hereby deleted in its entirety.

         5. Except as specifically modified herein, the Original Agreement shall not be modified and shall remain in full force and effect.

         6. All capitalized terms not specifically defined herein shall have the meaning ascribed to them in the Original Agreement.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first set forth above.

                                         PURCHASER:
                                         Spray Products Corporation


                                         By:   /s/Bart Bastian
                                         Name:  Bart Bastian
                                         Title:  President



                                         SELLER:
                                         PerfectData Corporation


                                         By:   /s/Harris A. Shapiro
                                         Name:  Harris A. Shapiro
                                         Title:  Chairman of the Board and Chief
                                                 Executive Officer

                                                                      Appendix C


                                SECOND AMENDMENT
                                       TO
                            ASSET PURCHASE AGREEMENT

         This Second Amendment (the "Amendment"), dated as of the 12th day of August, 2004, to the Asset Purchase Agreement (the "Original Agreement"), dated as of October 3, 2003, between PerfectData Corporation, a California corporation (the "Seller"), and Spray Products Corporation, a Pennsylvania corporation (the "Purchaser").

                               W I T N E S S E T H

         WHEREAS, the parties hereto entered into the Original Agreement whereby the Seller agreed to sell, and the Purchaser agreed to purchase, all of the assets of the Seller other than the Retained Assets;

         WHEREAS, the parties hereto entered into the First Amendment (the "First Amendment"), dated as of February 26, 2004; and

         WHEREAS, the parties desire to amend further the Original Agreement as provided for herein.

         NOW,  THEREFORE,   in  consideration  of  the  mutual  representations,
warranties, covenants and agreement set forth herein, the parties agree as follows:

         1. All capitalized terms not specifically defined herein shall have the meaning ascribed to them in the Original Agreement.

         2. Section 1.3.1.3 is hereby amended to read as follows:

                  "1.3.1.3 The sum of Eighty Thousand ($80,000) Dollars; less:".

         3. Section 1.3.4.2 is hereby deleted and Sections 1.3.4 and 1.3.4.1 are hereby amended to read as follows:

                  "1.3.4 The Purchaser shall pay to the Seller at the Closing an amount equal to the Purchase Price via bank or certified check or by a wire transfer to a bank account designated in advance by the Seller to the Purchaser at least two Business Days (as hereinafter defined) prior to the Closing."

         4. Section 1.4 is hereby deleted in its entirely.

         5. Section 5.1 is hereby amended to read as follows:

            "5.1 Closing and the Put.

                  5.1.1 Unless this Agreement is first terminated as provided in
                  Section 5.4, and subject to the satisfaction or waiver of all conditions to the consummation of the transactions contemplated hereby, the closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Wachtel & Masyr, LLP, 110 East 59th Street, New York, New York 10022 on the eleventh (11th) day following the date that notice of the sale contemplated herein is sent to the shareholders of the Seller, pursuant to Section 603(b)(1) of the California General Corporation Law; provided however, that the parties may agree to extend the Closing for up to thirty (30) days.

                  5.1.2 Notwithstanding anything in this Agreement to the contrary, the Seller may put (the "Put") to the Purchaser the Purchased Assets for the Purchase Price on the earlier of (a) September 30, 2004 or (b) the date on which the Seller has secured the requisite consents of its shareholders to the sale pursuant to the California General Corporation Law. The Put shall be exercised by the Seller giving written notice to the Purchaser (as provided in Section 7.8 hereof) and the Closing shall be held at the place provided in Section 5.1.1 hereof on the third Business Day following notice as to the exercise of the Put or on such other day as the parties shall agree. As used in this Agreement, the term "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which national banks are authorized to close in the City and State of New York."

         6. The heading of Section 5.6 shall be changed to read "Management
Through May 31, 2004."

         7. A new Section 5.6.7 shall be added to read as follows:

                  "5.6.7 Effective June 1, 2004, this Section 5.6 shall cease, terminate and have no further effect except for any payments due to the Purchaser pursuant to Section 5.6.2."

         8. A new Section 5.7 shall be added to read as follows:

            "5.7 Management Effective June 1, 2004.

                  5.7.1 Effective June 1, 2004, the Purchaser shall assume full responsibility for all of the Seller's customers.

                  5.7.2 Effective June 1, 2004, as compensation for the Purchaser's services under this management arrangement, the Purchaser shall be entitled to the full economic benefit of any sale to a customer of the Company.

         9. The Purchaser acknowledges advice from the Seller that, in addition to seeking shareholders' consent to the sale herein, the Seller is also seeking shareholders' consent to its reincorporation in the State of Delaware and that, assuming such shareholders' consent is obtained, the reincorporation shall be implemented by the merger of the Seller with and into a wholly-owned subsidiary to be named PerfectData (Delaware) Inc. (the "Successor Corporation"), the name of which subsidiary will be changed to PerfectData Corporation. The Purchaser agrees that, if such reincorporation occurs prior to the Closing, the Successor Corporation shall succeed to all of the rights and obligations of the Seller hereunder and may, at its option, deliver a certificate from the State of Delaware, not the State of California, in order to comply with Section 5.2.3 of the Original Agreement.

         10. Except as specifically modified herein and as modified by the First Amendment, the Original Agreement shall not be modified and shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date first set forth above.

                                         PURCHASER:
                                         Spray Products Corporation


                                         By: /s/ Bart Bastian
                                         Name:   Bart Bastian
                                         Title:  President



                                         SELLER:
                                         PerfectData Corporation


                                         By: /s/ Harris A. Shapiro
                                         Name:   Harris A. Shapiro
                                         Title:  Chairman of the Board and Chief
                                                 Executive Officer

                                                                      Appendix D

              CALIFORNIA GENERAL CORPORATION LAW SECTIONS 1300-1312

1300.

         (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

         (b) As used in this chapter, "dissenting share" means shares which come within all of the following descriptions:

            (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

            (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

            (3)  Which  the  dissenting   shareholder   has  demanded  that  the
corporation  purchase at their fair market  value,  in  accordance  with Section
1301.

            (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

         (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

1301.

         (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

         (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision D-1 (b) thereof, and who desires the corporation to purchase such shares shall make9 written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof. (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

         (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

1302.

         Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof,

         (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or

         (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303.

         (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

         (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304.

         (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

         (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated. (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305.

         (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

         (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

         (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

         (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

         (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

1306.

         To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307.

         Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308.

         Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309.

         Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

         (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

         (b)  The  shares  are  transferred   prior  to  their   submission  for
endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

         (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

         (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

1310.

         If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311.

         This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312.

         (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

         (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

         (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                                                      Appendix E












                             PERFECTDATA CORPORATION

                              Financial Statements

                             March 31, 2004 and 2003

         (With Independent Registered Accounting Firms' Reports Thereon)

                                       and

                  Related Management's Discussion and Analysis

             Report Of Independent Registered Public Accounting Firm


                     SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

PerfectData Corporation
Simi Valley, California

We have audited the accompanying balance sheet as of March 31, 2004, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PerfectData Corporation as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company previously reflected the Company's operations related to the sale of assets as discontinued operations. Management has reassessed the facts and circumstances of the transaction and has revised the financial statements of the Company's operations as continuing operations, since the transaction did not met the criteria under generally accepted accounting principles for classification as discontinued operations. The change in presentation had no effect on revenue for the years ended March 31, 2004 and 2003.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLI

Los Angeles, California
May 14, 2004, except for
         The third and fifth
         paragraphs of Note 2,
         as to which the date
         is August 12, 2004

             Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
PerfectData Corporation:

We have audited the accompanying statements of operations, shareholders' equity, and cash flows of PerfectData Corporation (the Company) for the year ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of PerfectData Corporation for the year ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3 to the financial statements, the Company has restated its statements of operations and cash flows for the year ended March 31, 2003.

/s/     KPMG LLP

Los Angeles, California
May 9, 2003, except for note 3
to the financial statements, which
is as of August 12, 2004

                             PERFECTDATA CORPORATION
                                  Balance Sheet
                                 March 31, 2004
                  (Amounts in thousands, except share amounts)

                                     Assets
                                   (Restated)

Current assets:
   Cash and cash equivalents                                                           $   1,903
   Prepaid expenses and other current assets                                                 192
   Current assets of discontinued operations, net of allowance of $3                          58
                                                                                      ---------------

               Total current assets                                                        2,153

Property and equipment, at cost, net                                                           -
                                                                                      ---------------

Total assets                                                                           $   2,153
                                                                                      ===============

                                            Liabilities
                                             (Restated)
Current liabilities:
   Accounts payable                                                                    $     325
   Accrued compensation                                                                       35
   Other accrued expenses                                                                    113

               Total current liabilities                                                     493
                                                                                      ---------------

Commitments and contingencies (note 8)

Shareholders' equity:
   Preferred stock.  Authorized 2,000,000 shares; none issued                                  -
   Common stock, no par value.  Authorized 10,000,000 shares;
        issued and outstanding 6,209,530                                                  11,258
   Accumulated deficit                                                                    (9,598)
                                                                                      ---------------

               Total shareholders' equity                                                  1,660
                                                                                      ---------------

Total liabilities and shareholders' equity                                             $   2,153
                                                                                      ===============
See accompanying notes to financial statements.

                             PERFECTDATA CORPORATION
                            Statements of Operations
                       Years ended March 31, 2004 and 2003
              (Amounts in thousands, except per share information)


                                                                               2004                 2003
                                                                          ----------------    ------------------
                                                                            (Restated)           (Restated)

Net sales                                                                   $  2,680                     2,005
Cost of goods sold                                                             1,777                     1,326
         Gross profit                                                            903                       679

Selling, general, and administrative expenses                                  1,477                     1,358
                                                                          ----------------    ------------------

               Loss from operations                                             (574)                     (679)
                                                                          ----------------    ------------------

Other income:
    Interest, net                                                                  -                         -
    Other, net                                                                    17                        37
                                                                          ----------------    ------------------

               Net Loss                                                     $   (557)                      (642)

Net loss per common share:
   Basic and diluted:                                                       $  (0.09)                     (0.10)

Weighted average shares outstanding:
    Basic and diluted                                                          6,193                      6,159



See accompanying notes to financial statements.

                             PERFECTDATA CORPORATION
                       Statements of Shareholders' Equity
                                 (notes 6 and 7)
                       Years ended March 31, 2004 and 2003

                             (Amounts in thousands)


                                                                                                                               Total
                                                                Common Stock                  Accumulated              shareholders'
                                                         -----------------------------------
                                                         Shares              Amount              Deficit                   equity
                                                         ----------------     --------------    ------------------     -------------


Balance at March 31, 2002                                6,159                 $ 11,206            $     (8,399)           $  2,807


    Net loss                                             -                    -                 (642)                          (642)
                                                         ----------------     --------------    ------------------

Balance at March 31, 2003                                6,159                    11,206                  (9,041)             2,165


    Stock Compensation                                   50                             52      -                                52

    Net loss                                             -                    -                 (557)                          (557)
                                                         ----------------     --------------    ------------------


Balance at March 31, 2004                                6,209                 $ 11,258            $     (9,598)         $    1,660
                                                         ================     ==============    ==================   ===============



See accompanying notes to financial statements.

                             PERFECTDATA CORPORATION
                            Statements of Cash Flows
                       Years ended March 31, 2004 and 2003
                             (Amounts in thousands)


                                                                                       2004               2003
                                                                                   --------------    ----------------
                                                                                    (Restated)         (Restated)
Cash flows from continuing operating activities:
    Net loss                                                                        $      (557)       $     (642)
    Adjustments to reconcile net loss to net cash used
        in operating activities:

            Depreciation and amortization                                          6                             20

            Stock issued for services                                              52                -

            (Increase) decrease in accounts receivable                             (34)                          20

             (Increase) decrease in inventories                                    160                          (34)

            (Increase) decrease in prepaid expenses and other assets               32                (7)

            Increase in accounts payable                                           42                            76

            Increase (decrease) in accrued expenses                                29                           (18)
                                                                                   --------------    ----------------


              Net cash used in continuing operating activities                     (270)                      (585)


              Net decrease in cash and cash equivalents                            (270)                      (585)


Cash and cash equivalents at beginning of year                                     2,173                     2,758

Cash and cash equivalents at end of year                                            $     1,903        $    2,173
                                                                                   ==============    ================




See accompanying notes to financial statements.

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003


     (1)  Summary of Significant Accounting Policies

         (a)  Description of Business

              PerfectData   Corporation  (the  Company)  sells  computer  and
              office equipment care and maintenance products.

         (b) Cash and Cash Equivalents

              The Company considers all highly liquid money market instruments with an original maturity of three months or less to be cash equivalents. At March 31, 2004, the Company had cash and cash equivalents of $1,903,000.

         (c) Inventories

              Prior to the APA entered into with Spray, inventories were stated at the lower of cost or market and consisted of finished goods. Cost was determined using the first-in, first-out method.

              The Company transferred all inventory on hand to Spray on October 31, 2003 pursuant to the APA.

         (d) Financial Instruments

              The carrying amounts related to cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their relatively short maturity.

         (e) Plant and Equipment

              Plant and equipment are stated at cost.

              Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives are as follows:

                        Machinery and equipment            3 to 5 years
                        Furniture and fixtures             3 to 5 years
                        Leasehold improvements             Life of lease


                E-8 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

         (f) Revenue Recognition

              The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.

         (g) Loss per Common Share

              Basic and diluted loss per common share is based on the weighted average number of shares outstanding during each of the respective periods. Diluted earnings per share includes the dilutive impact of stock options, warrants, or other equity instruments. During the years presented herein, because net losses were incurred, the impact from such common stock equivalents was antidilutive; accordingly, the common stock equivalents were excluded from the calculation.

              The following were excluded from the calculation:

                                   March 31,                 March 31,
                  Options            2004                      2003

                  1985 Plan        10,000                     11,500
                  2000 Plan       183,500                    185,000
                  1999 Options        -                        5,000
                  Warrants         20,000                     20,000


         (h) Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.


                E-9 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003


         (i) Use of Estimates

              The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, inventory valuation (prior to November 1, 2003), deferred income tax asset valuation allowances, and the estimated future operating cash flows from the Company's long-lived assets. Considerable management judgment is necessary to estimate future operating cash flows as future cash flows are impacted by competitive and other factors that are generally out of management's control. Accordingly, actual results could vary significantly from management's estimates.

         (j) Stock-Based Compensation

              The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123.

              The Company is adopting the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Due to the reduction of the exercise price of fixed stock options through the cancellation of stock option awards and the granting of replacement awards, per FIN No. 44, Accounting for Certain Transactions involving Stock Compensation, the Company has adopted variable accounting for the replacement awards, per FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.


                E-10 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

              The Company applies APB Opinion No. 25 in accounting for its employees and director stock option plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 and SFAS No. 148, the Company's net loss would have been increased to the pro forma amounts indicated below. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model, assuming a risk-free interest rate of 4.57%
              - 6.26%, a ten-year term, 50% volatility, and $0 expected dividend rate.

              (000's, except per share amounts)

                                                                2004        2003

              Net income, as reported                         $ (557) $    (642)
              Deduct total stock-based employee compensation
               expense determined under fair-value-based
               method for all awards, net of tax                ( 27)        (4)
                          Pro forma net income                $ (584) $    (646)

                  Basic and diluted net loss per common share:
                      As reported                             $(0.09) $   (0.10)
                      Pro forma                               $(0.09) $   (0.10)

         (k) Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of

              SFAS No. 144 Accounting for the Impairment or Disposal of Long-Live Assets provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

              In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an


                E-11 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

              impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

              Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

         (l) Recently Issued Accounting Standards

              In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

(2) Proposed Sale of Business Operations

On October 3, 2003, the Company entered into an Asset Purchase Agreement (the "APA") with Spray Products Corporation ("Spray"), pursuant to which the Company agreed to sell to Spray (or a Spray affiliate) substantially all of the operating assets of the Company for a price equal to the sum of the value of the inventory, collectible accounts receivable and $100,000, less the amount of trade payables which are being assumed by Spray.

Since November 1, 2003, Spray had, pursuant to the APA, been acting as a manager for the fulfillment of orders from the Company's customers. As compensation for Spray's services, Spray was receiving a fee of 7 1/2% of net sales. As indicated in the next paragraph, as a result of Spray assuming, effective as of June 1, 2004, full responsibility for all customers, Spray is entitled to the full economic benefit of any sale to a customer of the Company in lieu of the foregoing fee.

                E-12 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

Because the Company's largest customer had threatened to seek another supplier because of a supplier's offer of lower prices, and because of the long delay in closing the transaction, thereby causing uncertainty for customers and Spray, the Company and Spray have agreed in principle to the following revisions to the
APA: (1) effective June 1, 2004, Spray assumed full responsibility for all of the Company's customers in order to prevent possible losses of customer business; (2) the aforementioned payment of $100,000 will be reduced to $80,000; and (3) the Company may put the assets to Spray for the purchase price on the earlier of (a) September 30, 2004 or (b) the Company receiving shareholder consent to the sale of Spray.

The Board of Directors, after consultation with certain major shareholders, had elected in June 2003, to sell the operating business assets of the Company because, despite efforts by the Company during the prior fiscal years which had increased sales and reduced expenses, the Company continued to operate at a loss, thereby diluting the Company's cash, which is its major asset. The Board concluded that a sale or liquidation of the operating assets was in the best interests of the Company and its shareholders even if no acquisition or merger was effected.

The Company will seek shareholders' approval of the sale of its operating assets to Spray by consents in lieu of holding a meeting.

As a result of the transaction, as modified, with Spray, the Company has no operations and will thereafter receive no revenues until an acquisition or merger is effected.

The Board of Directors of the Company does not intend to liquidate the Company, but instead, with the Company having cash or cash equivalents currently in excess of $1,500,000, the Board intends to continue its search for a suitable merger or acquisition candidate. Even though the Company has no operations, the Company believes its status as a publicly-traded company is valuable and therefore makes it a viable merger candidate. During the past three fiscal years, the Company had been seeking acquisitions which have not been related to its current business. The Board was of the opinion that profitability on a continuous basis would not be achieved absent an acquisition of a new business or businesses and/or new products. However, the Board can not determine when any such acquisition will be consummated, if at all. During recent years, three potential acquisitions were actively pursued; however, all terminated for different reasons and the Company incurred expenses in connection therewith.

No adjustments have been made to the financial statements as a result of these uncertainties.

(3) Restatement

The Company previously reflected the operations related to the sale of certain assets as discontinued operations. Management has reassessed the facts and circumstances of the


                E-13 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

transaction and has revised the financial statements to include the operations related to these assets in continuing operations, since the transaction did not meet the criteria under generally accepted accounting principles for classification as discontinued operations. The effect of the restatement on net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share, current assets, total assets, current liabilities, total liabilities and total liabilities, shareholders' equity and cash flows from operations as of and for the year ended March 31, 2004 is as follows:


                                                             As
                                                         Originally             Restatement
                                                          Reported              Adjustments        Restated

-------------------------------------------------------------------------------------------------------------
Net Sales                                             $            -  $           2,680,000  $     2,680,000
Cost of Sales                                                      -              1,777,000        1,777,000
Gross Profit                                                       -                903,000          903,000
Loss from Continuing Operations                             (916,000)               359,000         (557,000)
Income from Discontinued Operations                          359,000               (359,000)               -
Net Loss                                                    (557,000)                     -         (557,000)

Loss Per Common Share:
  Loss from Continuing Operations                              (0.15)                  0.06            (0.09)
  Income from Discontinued Operations                           0.06                   0.06                -)
                                                               (0.09)                                  (0.09)

Accounts Receivable                                   $            -  $             192,000   $      192,000
Prepaid Expenses and Other Current Assets                     30,000                 28,000           58,000
Current Assets of Discontinued Operations                    220,000               (220,000)               -
Total Assets                                               2,153,000                      -        2,153,000
Accounts Payable                                             126,000                199,000          325,000
Other Accrued Expenses                                        77,000                 56,000          133,000
Current Liabilities of Discontinued Operations               255,000               (255,000)               -
Total Current Liabilities                                    493,000                      -          493,000
Total Liabilities and Shareholders' Equity            $    2,153,000   $                  -  $     2,153,000

Net loss                                              $    (916,000)  $             359,000  $     (557,000)

Accounts Receivable                                                -                (34,000)        (34,000)
Inventories                                                        -                160,000          160,000
Accounts Payable                                              54,000                (12,000)          42,000

Cash Used in Continuing Operating Activities                                        743,000                -
                                                           (743,000)
Cash Provided by Discontinued Operations                    473,000                (473,000)               -
Cash Used in Operating Activities                     $    (270,000)  $                   -  $      (270,000)

                E-14 (continued)

                            PERFECTDATA CORPORATION

                         Notes to Financial Statements

                            March 31, 2004 and 2003

The effect of the restatement on net sales, cost of sales, gross profit, net loss, basic and diluted loss per common share and cash flows from operations for the year ended March 31, 2003 is as follows:

                                                             As Originally        Restatement
                                                               Reported           Adjustments     As Restated

      --------------------------------------------------------------------------------------------------------
      Net Sales                                            $             - $      2,005,000 $      2,005,000
      Cost of Sales                                                      -        1,326,000        1,326,000
      Gross Profit                                                       -         (679,000)        (679,000)
      Loss from Continuing Operations                             (631,000)         (11,000)        (642,000)
      Loss from Discontinued Operations                            (11,000)          11,000                -
      Net Loss                                                    (642,000)               -         (642,000)

      Loss Per Common Share:
       Loss from Continuing Operations                               (0.10)               -            (0.10)
       Income from Discontinued Operations                                                -
                                                                         -)                                -)
                                                                     (0.10                             (0.10

      Net loss                                             $    (631,000)  $       (11,000)  $     (642,000)

      Accounts Receivable                                                -           20,000           20,000
      Inventories                                                        -                          (34,000)
                                                                                   (34,000)
      Accounts Payable                                           (106,000)          182,000           76,000

      Cash Used in Continuing Operating Activities               (742,000)          742,000                -
      Cash Provided by Discontinued Operations                    157,000         (157,000)                -
      Cash Used in Operating Activities                    $    (585,000)  $              - $      (585,000)

(4) Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents, and accounts receivable.

As of March 31, 2004, the Company had approximately $1,903,000 of cash equivalents in two financial institutions, which exposes the Company to concentration of credit risk. The Company had approximately $1,896,000 invested in highly liquid money market instruments, which are not federally insured. The remaining $7,000 was deposited at a bank, which is federally insured up to $100,000.

                E-15 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

The Company sells its principal products to a number of customers in the retail industry. During the years ended March 31, 2004 and 2003, two customers accounted for more than 10% of net sales. These customers each accounted for 71% and 47%, and 13% and 23% in 2004 and 2003, respectively. As of March 31, 2004 and 2003, approximately 78% and 38% of recorded accounts receivable were from two wholesale/discount merchants. For the years ended March 31, 2004 and 2003, sales made to these customers amounted to $1,911,000 and $337,000 and $942,000 and $457,000, respectively. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial conditions but does not generally require collateral. New customers requiring large credit accounts are required to provide letters of credit.

(5) Inventories

Pursuant to the APA, the Company transferred its inventory on hand at October 31, 2003 to Spray. Pursuant to this agreement, Spray will pay the Company for the inventory at the time of the close of the transaction. The Company reclassified its inventory, with a net book value of $28,000, to assets of discontinued operations.

(6) Property and Equipment

    Property and equipment at March 31, 2004 consist of:

                   Machinery and equipment                      $        296
                   Furniture and fixtures                                  7
                                                                         303

                   Less accumulated depreciation
                     and amortization                                   (303)
                                                                $          -

(7) Income Taxes

A reconciliation of the federal statutory income tax rate to the effective income tax rate on loss from continuing operations is as follows:

                E-16 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003


                                                                                      March 31
                                                                                 2004           2003
     Federal statutory rate                                                      34%             34%
     Increase (reductions) in taxes due to:
       State income taxes (net of federal benefit)                                3               6
       Change in valuation allowance                                            (18)             46
       Dividends-received deduction                                               1              (3)
       California net operating loss limitation                                   -              (3)
       Expiration of federal net operating loss                                 (16)            (74)
       Expiration of state net operating loss                                    (4)             -
       Expiration of general business credit                                      -              (3)
       Other                                                                      -              (3)

                                                                                  -%              -%

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets at March 31, 2004 are summarized as follows (in thousands):

                           Deferred tax assets (liabilities):
                  Net operating losses                          $ 1,978
                  Inventories                                        13
                  Accrued expenses                                   43
                  Business tax credit carryforwards                  12
                  Other                                              16
                                                                  2,062
                  Less valuation allowance                        2,062
                                                             $        -

At March 31, 2004, the Company had net operating loss (NOL) carryforwards of approximately $5,453,000 and $2,205,000 for federal income tax purposes and California income tax purposes, respectively, expiring in varying amounts through 2023. The NOL carryforwards, which are available to offset future profits of the Company and are subject to limitations should a "change in ownership" as defined in the Internal Revenue Code occur, will begin to expire in 2009 if not utilized. Additionally, the Company has general business tax credit carryforwards of approximately $12,000 which will begin to expire in 2006.

Realization of the future tax benefits of the NOL carryforwards and other deferred tax assets is dependent on the Company's ability to generate future taxable income within the periods in which they benefit. In assessing the likelihood of utilization of existing deferred tax assets, management considered the historical results of continuing operations over the last three years


                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

and the current economic environment in which the Company operates. Management has determined that future taxable income of the Company will more likely than not be insufficient to realize the recorded net deferred tax assets of $2,062,000 and has recorded a valuation allowance of $2,062,000. During the year ended March 31, 2004, the Company increased the valuation allowance in deferred tax assets by $118,000.

(8) Shareholders' Equity

On January 20, 2000, the Company entered into certain agreements with Millennium Capital Corporation (MCC) and JDK Associates Inc. (JDK). Pursuant to the agreements, the Company sold 1,333,333 shares of its common stock to MCC, JDK and certain other buyers and issued a warrant to purchase 1,800,000 shares of the Company's common stock at $2.75 per share, for aggregate consideration of $3,000,000. In addition, under the agreements, MCC and JDK will provide financial advisory assistance to the Company in searching for and closing future acquisitions and financings for which they will receive an advisory fee of 5% of the estimated purchase price for a future acquisition which they introduced to the Company or for additional capital raised in support of future acquisitions. The term of this consulting agreement is five years.

Because of the significance of these agreements, the Company was required to obtain, and they did obtain on March 31, 2000, shareholder approval. Immediately thereafter, the warrant holders exercised warrants to purchase 1,780,000 shares of common stock, resulting in the issuance on March 31, 2000 of 1,515,406 shares of common stock. Accordingly, on March 31, 2000, 2,848,739 shares were issued for an aggregate consideration of $3,000,000.

For financial reporting purposes, the Company has accounted for these transactions as an increase in common stock for $3,000,000, recorded net of the applicable costs. The future 5% consulting fees will be accounted for if and when occurred.

The remaining warrants to purchase 20,000 shares of common stock at $2.75 per share are outstanding at March 31, 2004.

On July 31, 2003, the Company issued 50,000 shares of the Company's common stock to the Chairman of the Audit Committee as compensation for his services over the past three years. The Company has recorded compensation expense of $51,500 for the shares.

The articles of incorporation authorize a class of preferred stock issuable in classes and series with such designations, voting rights, redemption provisions, dividend rates, liquidation and conversion rights, and other preferences and limitations as may be determined by the board of directors. No preferred stock was outstanding at March 31, 2004.

                E-18 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

(9) Stock Option and Bonus Plans

    1985 Stock Option Plan

During November 1985, the Company adopted the 1985 Stock Option Plan (the "1985 Plan")to grant incentive and nonqualified stock options to officers, directors and key employees of the Company for the purchase of up to 500,000 shares of the Company's common stock. Under the 1985 Plan, options were granted at prices equal to or greater than fair market value at date of grant. The shares, subject to various limitations, are exercisable over terms not to exceed ten years. No options were granted during the three years ended March 31, 2004. Options to purchase a total of 377,750 shares were exercised through March 31, 2004, with an option to purchase 10,000 shares left outstanding. The 1985 Plan has expired; therefore, no additional options can be issued under its terms.

On March 31, 2003, an employee of the Company was terminated who was previously granted an option to purchase 1,500 shares of common stock at $2.0625 per share. As the terminated employee had 90 days to exercise, the option was outstanding as of March 31, 2003. The option subsequently expired unexercised.

Activity under the 1985 Plan is summarized as follows:

                                                                    Weighted
                                              Number of              average
                                               shares             exercise price

Options outstanding at March 31, 2002          11,500            $        1.3017
Options canceled                                    -                          -

Options outstanding at March 31, 2003          11,500                     1.3017

Options canceled                               (1,500)                    2.0625

Option outstanding at March 31, 2004           10,000            $        1.1877

The weighted average remaining contractual life of the outstanding options was approximately 1.3 years at March 31, 2004.

                E-19 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

1999 Options

On April 28, 1999, the board of directors authorized the granting of options or warrants to purchase up to an aggregate of 100,000 shares of common stock to directors, employees, or consultants. The options or warrants were to be sold to the grantee at $0.05 per share, to have an exercise price of $1.56 per share, and to have a three-year term from the respective date of grant. Options to purchase a total of 24,000 shares were exercised through March 31, 2004. Activity for these options and warrants is summarized as follows:

                                                                     Weighted
                                                   Number of    average exercise
                                                     Shares                price

Options outstanding at March 31, 2002                13,000    $      1.56
Canceled                                             (8,000)          1.56

Options outstanding at March 31, 2003                 5,000           1.56
Canceled                                             (5,000)          1.56

Options outstanding at March 31, 2004                    -      $        -

2000 Stock Option Plan

On May 22, 2000, the Company's board of directors adopted the Stock Option Plan of 2000 of PerfectData Corporation (the "2000 Plan") which provides for the granting of options to directors, officers, employees, and consultants of the Company. The Company's board of directors reserved 1,000,000 shares of common stock under the 2000 Plan. On September 7, 2000, the Company's board of directors amended the 2000 Plan to reserve an additional 1,000,000 shares of common stock. On October 19, 2000, the shareholders of the Company approved the 2000 Plan and ratified options previously granted.

Options granted under the 2000 Plan shall be at a price no less than the fair market value of the common stock on the date of grant or in the case of nonqualified stock options at a price equal to or greater than 85% of the fair market value on the date of grant. Options granted under the 2000 Plan are exercisable at various times as determined by the board of directors or its designee.

On October 31, 2001, the Company granted options to purchase an aggregate of 10,000 shares of common stock at $3.43 per share to various employees. The option price was equal to the fair market value at the time of grant. All of the options described were to become exercisable in


                E-20 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

four substantially equal installments, commencing with the first anniversary of the respective date of grant.

On June 15, 2002, the Company granted an option to purchase 10,000 shares of common stock at $1.60 per share to each of the five directors. The option price was equal to 120% of the fair market value at the time of grant. All of the options described were to become exercisable in three substantially equal installments, commencing with the first anniversary of the respective date of grant.

On September 17, 2002, the board of directors canceled the options granted on March 31, 2000 to each director pursuant to the 2000 Plan to purchase 25,000 shares of common stock at $18.50 per share and those granted on September 7, 2000 to purchase 25,000 shares of the common stock at $4.63 per share. None of the options to purchase an aggregate of 250,000 shares were exercised.

On September 26, 2002, the Company granted an option to purchase 25,000 shares of common stock at $1.00 per share to each of the five directors. The fair market value of the stock on the date shareholder approval was obtained was below the exercise price. All of the options described were to become exercisable in three substantially equal installments, commencing with the first anniversary of the respective date of grant. In accordance with FIN 44, the Company has adopted variable accounting for these replacement awards. No compensation expense has been recognized in the financial results as the fair market value has not exceeded the exercise price.

On March 31, 2003, an employee of the Company was terminated who was previously granted an option to purchase 1,500 shares of common stock at $3.43 per share. As the terminated employee had 60 days to exercise, the option was outstanding as of March 31, 2003. The option subsequently expired unexercised.

Activity under the 2000 Plan is summarized as follows:



                E-21 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

                                                                        Weighted
                                                     Number of  average exercise
                                                       shares              price

Options outstanding at March 31, 2002                  260,000        $    11.25

Options granted                                        175,000              1.17

Options canceled                                      (250,000)            10.97

Options outstanding at March 31, 2003                  185,000              1.29

Options canceled                                        (1,500)             3.43

Options outstanding at March 31, 2004                  183,500        $     1.28

As of March 31, 2004, options to purchase 62,584 shares of common stock are exercisable at a weighted average exercise price of $1.325. As of March 31, 2004, 1,816,500 shares were available for future grants.

The following table summarizes in more detail information regarding the Company's stock options outstanding under the 2000 Plan at March 31, 2004:

                                      Weighted Average                      Weighted Average
Exercise       Outstanding               Remaining            Exercise        Remaining
   Price        Options               Contractual Life         Options      Contractual Life

$1.00          125,000                  7.6                    41,667           7.6
$1.60           50,000                  8.3                    16,667           8.3
$3.43            8,500                  8.5                     4,250           8.5

Total          183,500                  8.4                    62,584           8.4

                E-22 (continued)

                             PERFECTDATA CORPORATION

                          Notes to Financial Statements

                             March 31, 2004 and 2003

(10)     Commitments

The Company leases office space under a six-month lease that expires October 15, 2004. The Company had previously leased a facility under an operating lease which expired June 20, 2003. The Company continued to occupy the facility, along with a subtenant to whom the Company sublet warehouse space, on a month-to-month basis until October 31, 2003.

Rental expense, net of sublease income, was $50,000 and $100,000 for the years ended March 31, 2004 and 2003, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Proposed Sale of Business Operations

         As previously reported, on October 3, 2003, the Company entered into an Asset Purchase Agreement (the "APA") with Spray Products Corporation ("Spray"), pursuant to which the Company agreed to sell to Spray (or a Spray affiliate) substantially all of the operating assets of the Company for a price equal to the sum of the value of the inventory, collectible accounts receivable and $100,000, less the amount of trade payables which are being assumed by Spray.

         Since November 1, 2003, Spray had, pursuant to the APA, been acting as a manager for the fulfillment of orders from the Company's customers. As compensation for Spray's services, Spray was receiving a fee of 7 1/2% of net sales. As a result of the management arrangement with Spray, the Company has moved to a smaller facility and reduced its staff, thereby reducing its ongoing overhead expenses. As indicated in the next paragraph, as a result of Spray assuming, effective as of June 1, 2004, full responsibility for all customers, Spray is entitled to the full economic benefits of any sale to a customer of the Company in lieu of the foregoing fee.

         Because the Company's largest customer had threatened to seek another supplier because of a supplier's offer of lower prices, and because of the long delay in closing the transaction, thereby causing uncertainty for customers and Spray, the Company and Spray had agreed in principle, and subsequently formalized the agreements in writing by a Second Amendment dated as of August 12, 2004, to the following revisions to the APA: (1) effective June 1, 2004, Spray assumed full responsibility for all of the Company's customers in order to prevent possible losses of customer business; (2) the aforementioned payment of $100,000 will be reduced to $80,000; and (3) the Company may put the assets to Spray for the purchase price on the earlier of (a) September 30, 2004 or (b) the Company receiving shareholder consent to the sale of Spray

         The Board of Directors, after consultation with certain major shareholders, had elected in June 2003 to sell the operating business assets of the Company because, despite efforts by the Company during the prior fiscal years which had increased sales and reduced expenses, the Company continued to operate at a loss, thereby diluting the Company's cash, which is its major asset. The Board concluded that a sale or liquidation of the operating assets was in the best interests of the Company and its shareholders even if no acquisition or merger (including the then pending transaction with SuperCom) was effected.

         The Company will seek shareholders' approval of the sale of its operating assets to Spray by consents in lieu of holding a meeting. A condition precedent under the APA to closing the transaction was, prior to the Second Amendment to the APA, that the Company obtain the approval of its shareholders, which is the purpose of this consent solicitation. If, on the other hand, as permitted by the Second Amendment to the APA and the California statute, the put by the Company to Spray is exercised as of September 30, 2004, a closing is held and shareholders' approval is not thereafter obtained, the parties would be required to rescind the transaction. However, in view of management's discussions with major shareholders in June 2003, as reported in the section "Terms of Sale" under the caption "Proposed Sale Transaction," management does not believe that rescission is likely to be required.

         As a result of the transaction, as modified, with Spray, the Company has no operations and will thereafter receive no revenues until an acquisition or merger is effected, as to which and when there can be no assurance.

Efforts to Seek Another Merger or Acquisition Candidates

         As previously reported, on July 2, 2003, the Company entered into the Merger Agreement and related agreements with SuperCom, an Israeli corporation, culminating the negotiations which had begun in April 2003. SuperCom is engaged in the research, development and marketing of advanced technologies and products for government secured ID projects and smart card production technology. On January 20, 2004, the Company reported that the Merger Agreement and related agreements had terminated.

         The Board of Directors of the Company does not intend to liquidate the Company, but instead, with the Company having cash or cash equivalents currently in excess of $1,500,000, the Board intends to continue its search for a suitable merger or acquisition candidate. Even though the Company has no operations, the Company believes its status as a publicly-traded company is valuable and therefore makes it a viable merger candidate. During the past four fiscal years, the Company had been seeking acquisitions which have not been related to its current business. The Board was of the opinion that profitability on a continuous basis would not be achieved absent an acquisition of a new business or businesses and/or new products. However, the Board can not determine when any such acquisition will be consummated, if at all. During recent years, three potential acquisitions (including SuperCom) were actively pursued; however, all terminated for different reasons and the Company incurred expenses in connection therewith.

Critical Accounting Policies

         Management believes that the following discussion addresses the Company's most critical accounting policy, which is most important to the portrayal of the Company's financial condition and results, and requires the most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Prior to November 1, 2003, the date on which Spray assumed responsibility for fulfillment of customer orders, management also included a discussion of its evaluation of inventory as a critical accounting policy on an on-going basis.

Revenue Recognition:

         The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.

Allowance for Doubtful Accounts:

         The Company evaluates the collectibility of its accounts receivable and provides an allowance for estimated losses that may result from customers' inability to pay. The amount of the reserve is determined by analyzing known uncollectible accounts, aged receivables and customers' credit-worthiness. Amounts later determined and specifically identified to be uncollectible are written off against the allowance.

Results of Operations

         Net sales in fiscal 2004 increased $675,000, or 34%, to $2,680,000 from net sales of $2,005,000 in fiscal 2003. The increased sales in fiscal 2004 were a result of an increase in sales volume with the Company's existing customers. Spray's management of the fulfillment of orders from the Company's customers, as described under the caption "Proposed Sale of Business Operations" had no effect on the increased sales in fiscal 2004.

         Cost of Goods Sold ("Costs") as a percentage of net sales was 66% for fiscal 2004 and 2003, respectively. Even though the Company incurred additional costs in fiscal 2004 related to the interim management fee for Spray, these costs were offset by the reduction in overhead expenses when the Company reduced its staff, as well as the savings in freight expense when orders were shipped directly from Spray to the Company's customers. All the Costs in fiscal 2004 and 2003 related to discontinued operations.

         Selling, General and Administrative Expenses ("Expenses") for fiscal 2004 and 2003 were $1,477,000 and $1,358,000, respectively. The increase in Expenses in fiscal 2004 directly related to costs associated with the SuperCom transaction, as well as severance pay and related taxes paid to employees whose employment was terminated when the Company transferred its order fulfillment to Spray. These costs were partially offset by a reduction in facility expenses when the Company transferred its order fulfillment to Spray and moved to a smaller facility. An aggregate of $226,000 in Expenses relating to the SuperCom transaction were incurred in fiscal 2004 and an aggregate of $115,000 in Expenses relating to an aborted transaction were incurred in fiscal 2003. See the section "Terminated Acquisitions" under the caption "Proposed Sale Transaction" elsewhere in this Consent Solicitation Statement. In addition, the Company recorded compensation expense of $51,500 in fiscal 2004 related to the 50,000 shares of the Company's Common Stock issued to the then Chairman of the Audit Committee for his services as such.

         Other Income from continuing operations for fiscal 2004 and 2003 was primarily dividend income of $17,000 and $37,000, respectively.

         The decreased net loss in fiscal 2004 directly related to the increased sales partially offset by the increase in Expenses, as described above.

Liquidity and Capital Resources

         The Company's cash and cash equivalents decreased $270,000 in fiscal 2004. The decrease resulted from cash used in operating activities of $270,000. The cash used in operating activities was primarily the result of the net loss of $557,000, partially offset by a decrease in inventories, as well as an increase in accounts payable and accrued expenses.

         The Company had a current ratio of better than 4 to1 at fiscal year end and no long-term debt.

         As a result of the continuing negative cash flows from operations, the Company is dependent on the proceeds from its March 2000 private placement in order to meet its payable requirements. On March 31, 2000, certain investors (including two of the current directors) purchased from the Company an aggregate of 1,333,333 shares of the Common Stock at $2.25 per share or an aggregate purchase price of $2,999,999. The net proceeds approximated $2,895,000. Because all of such funds were not required for operations, the funds deemed excess were invested in a working capital management account with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). As reported in Note 3 to the Financial Statements in this Report, as of March 31, 2004, the Company had approximately $1,903,000 of cash equivalents in two financial institutions, which exposes the Company to a concentration of credit risk. The Company had, as of that date, approximately $1,896,000 invested in highly liquid money market instruments with Merrill Lynch, which are not federally insured. The remaining $7,000 was deposited at a bank, which is federally insured up to $100,000.

         The Company believes that, as a result of the cash described in the preceding paragraph, the Company's working capital is adequate to fund its operations and its requirements for the fiscal year ending March 31, 2005 while seeking a suitable merger and acquisition candidate.

         At March 31, 2004, the Company had net operating loss and general business tax credit carry forwards for income tax purposes of approximately $5,453,000 and $12,000, respectively, available to reduce future potential Federal income taxes.

                             PERFECTDATA CORPORATION

                              Financial Statements

                             June 30, 2004 and 2003

                                   (unaudited)

                                       and

                  Related Management's Discussion and Analysis

                             PERFECTDATA CORPORATION
                                  Balance Sheet
                                   (Unaudited)
                   (Amounts in thousands except share amounts)

                                                                                         June 30,
                                                                                           2004
                                                                                --------------------
                                     Assets
Current assets:

  Cash and cash equivalents                                                     $         1,875

  Accounts receivable, net of allowance of $3                                               134

  Prepaid expenses and other current assets                                                  90
                                                                                --------------------


           Total current assets                                                           2,099


Property, plant and equipment, at cost, net                                                  -
                                                                                --------------------
                                                                                          $
                                                                                         2,099
                                                                                 ====================

                                   Liabilities
Current liabilities:


  Accounts payable                                                              $          452

  Accrued compensation                                                                      26

  Other accrued expenses                                                                   115
                                                                                --------------------


          Total current liabilities                                                        593
                                                                                --------------------

Shareholders' equity:
  Preferred Stock.  Authorized 2,000,000

    shares; none issued                                                                      -
  Common Stock, no par value.  Authorized
    10,000,000 shares; issued and

    outstanding 6,209,530 shares                                                        11,258
  Accumulated deficit                                                                   (9,752)
                                                                                --------------------


         Total shareholders' equity                                             --------------------


Total liabilities and shareholders' equity                                      $        2,099
                                                                                ====================



See accompanying notes to financial statements.

                             PERFECTDATA CORPORATION
                            Statements of Operations
                                   (Unaudited)
              (Amounts in thousands, except per share information)



                                                                           Three Months Ended June 30,
                                                                            2004                   2003
                                                                    --------------------- -- -----------------

Net Sales                                                                     $   632        $     725
Cost of goods sold                                                                570              470
                                                                    ---------------------    -----------------
                 Gross profit                                                      62              255

Selling, general, and administrative expenses                                     219              354
                                                                    ---------------------    -----------------

                 Loss from operations                                            (157)             (99)
                                                                    ---------------------    -----------------

Other income:
          Interest, net                                                            -                 -
          Other, net                                                               3                 5
                                                                    ---------------------    -----------------

                 Net loss                                                    $  (154)        $     (94)
                                                                    =====================    =================


Net loss per common share:
    Basic and diluted                                                      $   (0.02)        $   (0.02)
                                                                    =====================    =================


Weighted average shares outstanding:
    Basic and diluted                                                          6,209             6,159



See accompanying notes to financial statements.

                             PERFECTDATA CORPORATION
                            Statements of Cash Flows
                                   (Unaudited)
                             (Amounts in thousands)


                                                                                          Period Ended June 30,
                                                                            2004                                        2003

Cash flows from operating activities:
    Net loss                                                            $    (154)                              $        (94)
    Adjustments to reconcile net loss to net cash used
        in operating activities:
    Depreciation and amortization                                               -                                          5
    Decrease in accounts receivable                                            58                                         40

    Decrease in inventory                                                       -                                         80
    Increase in prepaid expenses and other assets                             (32)                                       (14)
    Increase (decrease) in accounts payable                                   127                                        (98)
    Increase (decrease) in accrued expenses                                   (27)                                        21
                                                                       ----------------                            ----------------

           Net cash used in operating activities                              (28)                                       (60)
                                                                       ----------------                            ----------------

           Net decrease in cash and cash equivalents                          (28)                                       (60)

                                                                            1,903                                      2,173
                                                                       ----------------                            ----------------

Cash and cash equivalents at end of period                              $   1,875                                    $ 2,113
                                                                       ================                            ================

See accompanying notes to financial statements.

                             PERFECTDATA CORPORATION
                          Notes to Financial Statements

1. All adjustments included in the financial statements in this Report are of a normal recurring nature and are necessary to present fairly the Company's financial position as of June 30, 2004 and the results of its operations and cash flows for the three months ended June 30, 2004 and 2003. Results of operations for the interim periods are not necessarily indicative of results of operations for a full year due to external factors that are beyond the control of the Company. This Report should be read in conjunction with the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004 ("Annual Report 2004").

2. Proposed Sale of Business Operations

         On October 3, 2003, the Company entered into an Asset Purchase Agreement (the "APA") with Spray Products Corporation ("Spray"), pursuant to which the Company agreed to sell to Spray (or a Spray affiliate) substantially all of the operating assets of the Company for a price equal to the sum of the value of the inventory, collectible accounts receivable and $100,000, less the amount of trade payables which are being assumed by Spray.

         Since November 1, 2003, Spray had, pursuant to the APA, been acting as a manager for the fulfillment of orders from the Company's customers. As compensation for Spray's services, Spray was receiving a fee of 71/2% of net sales. As indicated in the next paragraph, as a result of Spray assuming, effective as of June 1, 2004, full responsibility for all customers, Spray is entitled to the full economic benefit of any sale to a customer of the Company in lieu of the foregoing fee.

         Because the Company's largest customer had threatened to seek another supplier because of a supplier's offer of lower prices, and because of the long delay in closing the transaction, thereby causing uncertainty for customers and Spray, the Company and Spray had agreed in principle, and subsequently finalized the agreement in writing by the Second Amendment dated as of August 12, 2004, to the following revisions to the APA: (1) effective June 1, 2004, Spray assumed full responsibility for all of the Company's customers in order to prevent possible losses of customer business, resulting in Spray receiving, thereafter, the full economic benefits of any sales to customers of the Company; (2) the aforementioned payment of $100,000 was reduced to $80,000; and (3) the Company may put the assets to Spray for the purchase price on the earlier of (a) September 30, 2004 or (b) the Company receiving shareholder consent to the sale of Spray.

         The Board of Directors, after consultation with certain major shareholders, had elected in June 2003, to sell the operating business assets of the Company because, despite efforts by the Company during the prior fiscal years which had increased sales and reduced expenses, the Company continued to operate at a loss, thereby diluting the Company's cash, which is its major asset. The Board concluded that a sale or liquidation of the operating assets was in the best interests of the Company and its shareholders even if no acquisition or merger was effected.

         The Company will seek shareholders' approval by consents in lieu of holding a meeting, to permit the sale of its operating assets to Spray. As a result of the new arrangement with Spray effective June 1, 2004, the Company has no operations and will receive no revenues until an acquisition or merger is effected.

         The Board of Directors of the Company does not intend to liquidate the Company, but instead, with the Company having cash or cash equivalents currently in excess of $1,500,000, the Board intends to continue its search for a suitable merger or acquisition candidate.

Even though the Company has no operations, the Company believes its status as a publicly-traded company is valuable and therefore makes it a viable merger candidate. During the past four fiscal years, the Company had been seeking acquisitions which have not been related to its current business. The Board was of the opinion that profitability on a continuous basis would not be achieved absent an acquisition of a new business or businesses and/or new products. However, the Board can not determine when any such acquisition will be consummated, if at all. During recent years, three potential acquisitions were actively pursued; however, all terminated for different reasons and the Company incurred expenses in connection therewith.

         No adjustments have been made to the financial statements as a result of these uncertainties.

3. Inventories

         Pursuant to the APA, the Company transferred its inventory on hand at October 31, 2003 to Spray. Pursuant to this agreement, Spray will pay the Company for the inventory at the time of the close of the transaction. The Company reclassified its inventory, with a net book value of $28,000, to other current assets.

4. Property and Equipment

         Property and equipment at June 30, 2004 consist of (in thousands):

                  Machinery and equipment            $    296
                  Furniture and fixtures                    7
                                                          303

                  Less accumulated depreciation
                      and amortization                   (303)
                                                     $        -

5. Loss Per Common Share

         Basic net loss per share is based on the weighted average number of shares outstanding during each of the respective periods. Diluted net loss per share includes the dilutive impact of all Common Stock equivalents such as options and warrants to purchase the Company's Common Stock. During the respective periods, the impact of the Common Stock equivalents, such as stock options, was antidilutive; therefore, they have been excluded from the calculation of diluted loss per share.

6. Stock-Based Compensation

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure SFAS No. 148 amends SFAS No. 123 Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

         In accordance with provisions of SFAS No. 123, the Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock options plans and accordingly, does not recognize compensation costs for grants to employees and directors whose exercise prices equals the market price of the stock on the date of grant.

         Due to the reduction of the exercise price of fixed stock options through the cancellation of stock option awards and the granting of replacement awards, per FIN No. 44, Accounting for Certain Transaction involving Stock Compensation, the Company has adopted variable accounting for the replacement awards, per FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model, assuming a risk-free interest rate of 3.26% - 6.26%, three to ten-year terms, 52% volatility, and $0 expected dividend rate.

(000's except per share amounts)

                                                 Three Months Ended
                                                     June 30,
                                            2004              2003

Net loss, as reported                     $  (154)             (94)
Deduct total stock-based employee
   compensation expense determined
   under fair-value-based method for
   all awards, net of tax                      (5)              (4)
                    Pro forma net loss    $  (159)             (98)
Basic and diluted net loss per
   common share:
      As reported                         $ (0.02)           (0.02)
      Pro forma                             (0.03)           (0.02)


Management's Discussion and Analysis of Financial
Condition and Results of Operations

Proposed Sale of Business Operations

         As previously reported, on October 3, 2003, the Company entered into an Asset Purchase Agreement (the "APA") with Spray Products Corporation ("Spray"), pursuant to which the Company agreed to sell to Spray (or a Spray affiliate) substantially all of the operating assets of the Company for a price equal to the sum of the value of the inventory, collectible accounts receivable and $100,000, less the amount of trade payables which are being assumed by Spray.

         Since November 1, 2003, Spray had, pursuant to the APA, been acting as a manager for the fulfillment of orders from the Company's customers. As compensation for Spray's services, Spray was receiving a fee of 7 1/2% of net sales. As indicated in the next paragraph, as a result of Spray assuming, effective as of June 1, 2004, full responsibility for all customers, Spray is entitled to the full economic benefit of any sale to a customer of the Company in lieu of the foregoing fee. As a result of the management arrangement with Spray, the Company has moved to a smaller facility and reduced its staff, thereby reducing its ongoing overhead expenses.

         Because the Company's largest customer had threatened to seek another supplier because of a supplier's offer of lower prices, and because of the long delay in closing the transaction, thereby causing uncertainty for customers and Spray, the Company and Spray have agreed in principle and subsequently finalized the agreement in writing by the Second Amendment dated as of August 12, 2004, to the following revisions to the APA:
(1) effective June 1, 2004, Spray assumed full responsibility for all of the Company's customers in order to prevent possible losses of customer business, resulting in Spray receiving, thereafter, the full economic benefits of any sales to customers of the Company; (2) the aforementioned payment of $100,000 was reduced to $80,000; and (3) the Company may put the assets to Spray for the purchase price on the earlier of (a) September 30, 2004 or (b) the Company receiving shareholder consent to the sale of Spray.

         The Board of Directors, after consultation with certain major shareholders, had elected in June 2003, to sell the operating business assets of the Company because, despite efforts by the Company during the prior fiscal years which had increased sales and reduced expenses, the Company continued to operate at a loss, thereby diluting the Company's cash, which is its major asset. The Board concluded that a sale or liquidation of the operating assets was in the best interests of the Company and its shareholders even if no acquisition or merger was effected.

         The Company will seek shareholders' approval, by consents in lieu of holding a meeting, to permit the sale of its operating assets to Spray.

         As a result of the transaction, as amended, with Spray, effective June 1, 2004, the Company has no operations and will receive no revenues until an acquisition or merger is effected, as to which and when there can be no assurance.

Efforts to Seek Another Merger or Acquisition Candidates

         The Board of Directors of the Company does not intend to liquidate the Company but instead, with the Company having cash or cash equivalents currently in excess of $1,500,000, the Board intends to continue its search for a suitable merger or acquisition candidate. Even though the Company has no operations, the Company believes its status as a publicly-traded company is valuable and therefore makes it a viable merger candidate. During the past three fiscal years, the Company had been seeking acquisitions which have not been related to its current business. The Board was of the opinion that profitability on a continuous basis would not be achieved absent an acquisition of a new business or businesses and/or new products. However, the Board can not determine when any such acquisition will be consummated, if at all. During recent years, three potential acquisitions were actively pursued; however, all terminated for different reasons and the Company incurred expenses in connection therewith.

Critical Accounting Policies

         Management believes that the following discussion addresses the Company's most critical accounting policy, which is most important to the portrayal of the Company's financial condition and results, and requires the most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Prior to November 1, 2003, the date on which Spray assumed responsibility for fulfillment of customer orders, management also included a discussion of its evaluation of inventory as a critical accounting policy on an on-going basis.

Allowance for Doubtful Accounts:

         The Company evaluates the collectibility of its accounts receivable and provides an allowance for estimated losses that may result from customers' inability to pay. The amount of the reserve is determined by analyzing known uncollectible accounts, aged receivables and customers' credit-worthiness.
Amounts later determined and specifically identified to be uncollectible are written off against the allowance.

Results of Operations

         Net sales for the first fiscal quarter ended June 30, 2004 ("current quarter") were $632,000 as compared to $725,000 in the year-earlier period. The Company attributes the decrease in sales of $93,000, or 13%, to the fact that the year-earlier period included an unusually high sales volume with its largest customer. Spray's management of the fulfillment of orders from the Company's customers, as well as Spray assuming full responsibility for all the Company's customers effective June 1, 2004, had no effect on the decreased sales. Included in the sales of $632,000 in the current quarter were sales of $306,000 for which Spray, effective June 1, 2004, realized full economic benefit pursuant to the APA Second Amendment.

         Cost of Goods Sold ("Costs") as a percentage of net sales for the current quarter and year-earlier period was 90% and 65% respectively. The increase in Costs directly related to Spray assuming full responsibility for all the Company's customers, effective June 1, 2004, as described under the caption "Proposed Sale of Current Business Operations". As a result, the Cost to the Company, as of that date, is 100% of the selling price.

         Selling, General and Administrative Expenses ("Expenses") for the current quarter were $219,000 as compared to $354,000 in the year-earlier period. As previously discussed, the Company transferred its order fulfillment to Spray on November 1, 2003 and moved to a smaller facility. The decrease in Expenses from the year-earlier period directly related to a reduction in facility expenses as well as a reduction in payroll and related costs. In addition, the Company recorded compensation expense of $51,500 in the year-earlier period related to the 50,000 shares of the Company's Common Stock issued to the then Chairman of the Audit Committee for his services as such.

         Other Income for the current quarter was primarily dividend income of $3,000 as compared to $5,000 in the year-earlier period.

         The increased net loss in the current quarter directly related to the decrease in sales and increase in Costs, partially offset by the decrease in Expenses, as described above.

Liquidity and Capital Resources

         The Company's cash and cash equivalents decreased $28,000 from $1,903,000 at March 31, 2004 to $1,875,000 at June 30, 2004. The decrease resulted from cash used in operating activities of $28,000. The cash used in operating activities was primarily the result of the net loss of $154,000, partially offset by an increase in accounts payable.

         As a result of the continuing negative cash flows from operations, the Company is dependent on the proceeds from its March 2000 private placement in order to meet its payable requirements. On March 31, 2000, certain investors (including two of the current directors) purchased from the Company an aggregate of 1,333,333 shares of the Common Stock at $2.25 per share or an aggregate purchase price of $2,999,999. The net proceeds approximated to $2,895,000. Because all of such funds were not required for operations, the funds deemed excess were invested in a working capital management account with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). As of June 30, 2004, the Company had approximately $1,875,000 of cash equivalents in two financial institutions, which exposes the Company to a concentration of credit risk. The Company had, as of that date, approximately $1,660,000 invested in highly liquid money market instruments with Merrill Lynch, which are not federally insured. The remaining $215,000 was deposited at a bank, which is federally insured up to $100,000.

         The Company believes that, as a result of the cash described in the preceding paragraph, the Company's working capital is adequate to fund its operations and its requirements for the fiscal year ending March 31, 2005 while seeking a suitable merger and acquisition candidate.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

                    Forward-Looking and Cautionary Statements

         With the exception of historical information, the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations include certain forward-looking statements that involve risks and uncertainties. The Company is hereby identifying information that is forward-looking and, accordingly, involves risks and uncertainties, including, without limitation, statements regarding the Company's future financial condition and the success of the Company's efforts to seek a merger or acquisition partner and the proposed sale to Spray. Other risks are discussed in the Annual Report 2004. As a result, actual results may differ materially from those described in the forward-looking statement. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement in this Report.

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Item 3.           Controls and Procedures

Evaluation of Disclosure Controls and Procedures

         The Company has a CEO and a CFO/CAO, constituting all of management, and, during the reporting period, two employees to conduct operations. The CEO and CFO/CAO performed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2004. Because of its small size and limited number of personnel, the Company does not currently have elaborate written procedures, nor does management believe that such elaborate written procedures are currently necessary to ensure accurate reporting in the Company's periodic reports. In making their evaluation, the CEO and CFO/CAO consulted with the Company's outside counsel. Based on that evaluation, the two officers concluded that the Company's disclosure controls and procedures were adequate and effective, as of June 30, 2004, to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this Report was being prepared. Their evaluation was reported to the Audit Committee in connection with its review of this Report prior to its filing.

Changes in Internal Controls

         There was no significant change during the quarter ended June 30, 2004 in the Company's internal controls over financial reporting identified in connection with the officers' evaluation reported above that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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                                                                      Appendix G

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT AND PLAN OF MERGER dated as of September , 2004 (hereinafter referred to as this "Agreement") is made and entered into by and between PerfectData Corporation, a California corporation (the "Parent"), and PerfectData (Delaware) Inc., a Delaware corporation (the "Subsidiary").

                                    RECITALS:

         A. The Parent is a corporation organized and existing under the laws of the State of California.

         B. The Subsidiary is a corporation organized and existing under the laws of the State of Delaware and is a wholly-owned subsidiary of the Parent.

         C. The Parent and the Subsidiary and their respective Boards of Directors deem it advisable and to the advantage, welfare, and best interests of the corporations and their respective shareholders to merge the Parent with and into the Subsidiary pursuant to the provisions of California General Corporation Law (the "CGCL") and the Delaware General Corporation Law (the "DGCL") upon the terms and conditions hereinafter set forth.

         NOW THEREFORE, in consideration of the premises, the mutual covenants herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Parent shall be merged into the Subsidiary (the "Merger") upon the terms and conditions hereinafter set forth.

                                    ARTICLE I

                          PRINCIPAL TERMS OF THE MERGER

         1.1. Merger. On the Effective Date (as defined in Section 4.1 hereof), the Parent shall be merged into the Subsidiary, the separate existence of the Parent shall cease and the Subsidiary (following the Merger referred to as the "Surviving Corporation") shall operate under the name "PerfectData Corporation" by virtue of, and shall be governed by, the laws of the State of Delaware. The address of the registered office of the Surviving Corporation in the State of Delaware will be 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808-1297, County of New Castle. The name of its registered agent at such address is the Corporation Service Company.

         1.2. Certificate of Incorporation of the Surviving Corporation. The Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of the Subsidiary as in effect on the date hereof without change unless and until amended in accordance with applicable law.

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         1.3. Bylaws of the Surviving  Corporation.  The Bylaws of the Surviving
Corporation shall be the Bylaws of the Subsidiary as in effect on the date hereof without change unless and until amended or repealed in accordance with applicable law.

         1.4. Directors and Officers. At the Effective Date of the Merger, the directors and officers set forth on Exhibit A attached hereto shall become the directors and officers, respectively, of the Surviving Corporation, each of such directors and officers to hold office, subject to the applicable provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation and the DGCL, until his or her successor is duly elected or appointed and qualified.

                                   ARTICLE II

                       CONVERSION, CERTIFICATES AND PLANS

         2.1. Conversion of Shares. At the Effective Date of the Merger, each of the following transactions shall be deemed to occur simultaneously:

              (a) Common Stock. Each share of the Parent's common stock, no par value per share (the "Parent's Common Stock"), issued and outstanding immediately prior to the Effective Date of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of the Surviving Corporation's common stock, $0.01 par value per share (the "Surviving Corporation's Common Stock"), except for those shares of the Parent's Common Stock with respect to which the holders thereof duly exercise their dissenters' rights under the CGCL.

              (b) Options. Each option to acquire shares of the Parent's Common Stock outstanding immediately prior to the Effective Date of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become an equivalent option to acquire, upon the same terms and conditions, the number of shares of the Surviving Corporation's Common Stock, which is equal to the number of shares of the Parent's Common Stock that the optionee would have received had the optionee exercised such option in full immediately prior to the Effective Date of the Merger (whether or not such option was then exercisable) and the exercise price per share under each of said options shall be equal to the exercise price per share thereunder immediately prior to the Effective Date of the Merger, unless otherwise provided in the instrument granting such option.

              (c) Warrants. Each warrant to acquire shares of the Parent's Common Stock outstanding immediately prior to the Effective Date of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become a warrant to acquire, upon the same terms and conditions, the number of shares of the Surviving Corporation's Common Stock which is equal to the number of shares of the Parent's Common Stock that the

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                   warrant  holder would have  received  had the warrant  holder exercised such warrant in full immediately prior to the Effective Date of the Merger (whether or not such warrant was then exercisable) and the exercise price per share under each of said warrants shall be equal to the exercise price per share thereunder immediately prior to the Effective Date of the Merger, unless otherwise provided in the instrument granting such warrant.

              (d) Other Rights. Any other right, by contract or otherwise, to acquire shares of the Parent's Common Stock outstanding immediately prior to the Effective Date of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become a right to acquire, upon the same terms and conditions, the number of shares of the Surviving Corporation's Common Stock which is equal to the number of shares of the Parent's Common Stock that the right holder would have received had the right holder exercised such right in full immediately prior to the Effective Date of the Merger (whether or not such right was then exercisable) and the exercise price per share under each of said rights shall be equal to the exercise price per share thereunder immediately prior to the Effective Date of the Merger, unless otherwise provided in the agreement granting such right.

              (e) Each share of the Subsidiary's Common Stock issued and outstanding immediately prior to the Effective Date of the Merger and held by the Parent shall be canceled without any consideration being issued or paid therefor.

         2.2. Stock Certificates. After the Effective Date of the Merger, each certificate theretofore representing issued and outstanding shares of the Parent's Common Stock will thereafter be deemed to represent the same number of shares of the Surviving Corporation Common Stock. The holders of outstanding certificates theretofore representing the Parent's Common Stock will not be required to surrender such certificates to the Parent.

                                   ARTICLE III

         TRANSFER AND CONVEYANCE OF ASSETS AND ASSUMPTION OF LIABILITIES

         3.1. Effects of the Merger. At the Effective Date of the Merger, the Merger shall have the effects specified in the CGCL, the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Date of the Merger, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, of a public as well as a private nature, and shall be subject to all the restrictions, disabilities and duties of each of the parties to this Agreement; the rights, privileges, powers and franchises of the Parent and the Subsidiary, and all property, real, personal and mixed, and all debts due to each of them on whatever account, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter the property of the Surviving Corporation, as they were of the respective constituent entities, and the title to any real estate whether by deed or otherwise vested in the Parent and the Subsidiary or either of them, shall not revert to be in any way impaired by reason of the Merger; but all rights of

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creditors  and all liens  upon any  property  of the  parties  hereto,  shall be preserved unimpaired, and all debts, liabilities and duties of the respective constituent entities shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

         3.2. Additional Actions. If, at any time after the Effective Date of the Merger, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of the Parent acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Parent and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement. The proper officers and directors of the Surviving Corporation are fully authorized in the name of the Parent or otherwise to take any and all such action.

                                   ARTICLE IV

               APPROVAL BY SHAREHOLDERS; AMENDMENT; EFFECTIVE DATE

         4.1. Approval. This Agreement and the Merger contemplated hereby are subject to approval by the requisite vote of shareholders in accordance with the CGCL and the DGCL. As promptly as practicable after approval of this Agreement by shareholders in accordance with applicable law, duly authorized officers of the respective parties shall make and execute Articles of Merger and a Certificate of Merger and shall cause such documents to be filed with the Secretary of State of California and the Secretary of State of Delaware, respectively, in accordance with the laws of the States of California and Delaware. The effective date (the "Effective Date") of the Merger shall be the date on which the Merger becomes effective under the laws of California or the date on which the Merger becomes effective under the laws of Delaware, whichever occurs later.

         4.2. Amendments. The Board of Directors of the Parent may amend this Agreement at any time prior to the Effective Date, provided that an amendment made subsequent to the approval of the Merger by the shareholders of the Parent shall not (a) alter or change the amount or kind of shares to be received in exchange for or on conversion of all or any of the shares of the Parent's Common Stock, (b) alter or change any term of the Certificate of Incorporation of the Subsidiary, or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of the Parent's Common Stock.

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                                    ARTICLE V

                                  MISCELLANEOUS

         5.1. Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the filing of this Agreement with the Secretary of State of California and the Secretary of State of Delaware, whether before or after shareholder approval of this Agreement, by the consent of the Board of Directors of the Parent and the Subsidiary.

         5.2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered to be an original instrument.

         5.3. Descriptive Headings. The descriptive headings are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Agreement.


         5.4. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, except to the extent the laws of the State of California shall apply to the Merger where mandated by the CGCL.

                                                                 * * *

         IN WITNESS WHEREOF, the undersigned officers of each of the parties to this Agreement, pursuant to authority duly given by their respective boards of directors, have caused this Agreement to be duly executed on the date set forth above.


                                            PERFECTDATA CORPORATION


                                            By:________________________________
                                               Name:
                                               Title:


                                            PERFECTDATA (DELAWARE) INC.


                                            By:_________________________________
                                               Name:
                                               Title:
                G-5

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                                    EXHIBIT A

               DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

Directors

Brian Maizlish
Timothy D. Morgan
Tracie Savage
Harris A. Shapiro
Corey P. Schlossman


Officers

Chairman of the Board      Harris A. Shapiro

Vice President, Finance    Irene J. Marino

Secretary                  Irene J. Marino


                G-6

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                                                                      Appendix H


                          CERTIFICATE OF INCORPORATION

                                       OF

                           PERFECTDATA (DELAWARE) INC.

         The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

         FIRST:   The  name  of  the   corporation   (hereinafter   called   the
"Corporation") is:
                          PerfectData (Delaware) Inc.

         SECOND: The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808-1297, County of New Castle. The name of its registered agent at such address is the Corporation Service Company.

         THIRD: The nature of the business to be conducted and the purposes of the Corporation are:

         To purchase or otherwise acquire, invest in, own, lease, mortgage, pledge, sell, assign and transfer or otherwise dispose of, trade and deal in and with real property and personal property of every kind, class and description (including, without limitation, goods, wares and merchandise of every kind, class and description), to manufacture goods, wares and merchandise of every kind, class and description, both on its own account and for others;

         To make and perform agreements and contracts of every kind and description; and

         To engage in any lawful act or activity or carry on any business for which corporations may be organized under the Delaware General Corporation Law or any successor statute.

         FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 12,000,000 shares, consisting of 10,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 2,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

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         A. Common Stock.

         1. General. The voting, dividend and liquidation and other rights of the holders of the Common Stock are expressly made subject to and qualified by the rights of the holders of any series of Preferred Stock.

         2. Voting Rights. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

         3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the Board of Directors in their sole discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized, issued and outstanding hereunder.

         4. Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of Preferred Stock authorized, issued and outstanding hereunder.

         B.   Preferred Stock.

         The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors.

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         FIFTH:  The name and  mailing  address of the sole  incorporator  is as follows:

                  Name                               Mailing Address

                  Allan J. Weiss, Esq.               Wachtel & Masyr, LLP
                                                     110 East 59th Street
                                                     New York, New York  10022

         SIXTH: The Corporation is to have perpetual existence.

         SEVENTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, conferred by the State of Delaware, it is further provided that:

         A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the "Board of Directors"). The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Corporation's Bylaws (the "Bylaws"). The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

         B. After the original or other Bylaws of the Corporation have been adopted, amended or repealed, as the case may be, in accordance with the provisions of Section 109 of the General Corporation Law of the State of Delaware, and, after the Corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws of the Corporation may be exercised by the Board of Directors of the Corporation.

         C. The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

         EIGHTH:  The  Corporation  shall,  to the fullest  extent  permitted by
Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented from time to time, indemnify and advance expenses to, (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor), provided, however, that except with respect to proceedings to enforce rights to indemnification, the Bylaws of the Corporation may provide that the Corporation shall indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such

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

terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         NINTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for the monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this Article Ninth shall be prospective and shall not affect the rights under this Article Ninth in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

         TENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

         ELEVENTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article.

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         I, the  undersigned,  being the sole  incorporator,  for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, to certify that the facts herein stated are true, and accordingly have hereto set my hand this day of September, 2004.


                                                        /s/ Allan J. Weiss
                                                            Allan J. Weiss, Esq.
                                                            Sole Incorporator
                H-5

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                                                                      APPENDIX I


                                    BYLAWS OF

                           PERFECTDATA (DELAWARE) INC.

                                    ARTICLE I

                                     OFFICES


1.1      Registered Office.

         The address of PerfectData (Delaware) Inc.'s (the "Corporation") registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808-1297, County of New Castle. The name of its registered agent at such address is the Corporation Service Company.

1.2      Other Offices.

         The Corporation may also have an office or offices at any other place or places within or outside the State of Delaware.

                                   ARTICLE II

                     MEETING OF STOCKHOLDERS; STOCKHOLDERS'
                           CONSENT IN LIEU OF MEETING

2.1      Annual Meetings.

         The annual meeting of the stockholders for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held at such place, date and hour as shall be fixed by the Board of Directors (the "Board") and designated in the notice or waiver of notice thereof, except that no annual meeting need be held if all actions, including the election of directors, required by the General Corporation Law of the State of Delaware (the "Delaware Statute") to be taken at a stockholders' annual meeting are taken by written consent in lieu of meeting pursuant to
Section 2.10 of this Article II.

2.2      Special Meetings.

         A special meeting of the stockholders for any purpose or purposes may be called by the Board, the Chairman, the Chief Executive Officer or the record holders of at least 10% of the shares entitled to cast votes at such meeting, to be held at such place, date and hour as shall be designated in the notice or waiver of notice thereof.


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

2.3      Notice of Meetings.

         Except as otherwise required by statute, the Certificate of Incorporation of the Corporation (the "Certificate") or these Bylaws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than 10 nor more than 60 days before the day on which the meeting is to be held, by delivering written notice thereof to him, her or it personally, or by mailing a copy of such notice, postage prepaid, directly to him, her or it at his, her or its address as it appears in the records of the Corporation, or by transmitting such notice thereof to him, her or it at such address by telegraph, cable or other telephonic transmission. Every such notice shall state the place, the date and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy, or who shall, in person or by his, her or its attorney thereunto authorized, waive such notice in writing, either before or after such meeting. Except as otherwise provided in these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the stockholders need be specified in any such notice or waiver of notice. Notice of any adjourned meeting of stockholders shall not be required to be given, except when expressly required by law.

2.4      Quorum.

         At each meeting of the stockholders, except where otherwise provided by the Certificate or these Bylaws, the holders of a majority of the issued and outstanding shares of Common Stock of the Corporation entitled to vote at such meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority in interest of the stockholders present in person or represented by proxy and entitled to vote, or, in the absence of all the stockholders entitled to vote, any officer entitled to preside at, or act as secretary of, such meeting, shall have the power to adjourn the meeting from time to time, until stockholders holding the requisite amount of stock to constitute a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

2.5      Place of Meetings.

         Annual meetings or special meetings of stockholders may be held at any place within or without the State of Delaware as may be selected from time to time by the Chief Executive Officer or the Board.

2.6      Organization.

         Unless otherwise determined by the Board, at each meeting of the stockholders, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

         (a) the Chairman, if any;

                I-2

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


         (b) the Chief Executive Officer;

         (c) any director, officer or stockholder of the Corporation designated by the Board to act as chairman of such meeting and to preside thereat if the Chairman or the Chief Executive Officer shall be absent from such meeting; or

         (d) a stockholder of record who shall be chosen chairman of such meeting by a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat.

         The Secretary or, if he shall be presiding over such meeting in accordance with the provisions of this Section 2.6 or if he shall be absent from such meeting, the person (who shall be an Assistant Secretary, if an Assistant Secretary has been appointed and is present) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

2.7      Order of Business.

         The order of business at each meeting of the stockholders shall be determined by the chairman of such meeting, but such order of business may be changed by a majority in voting interest of those present in person or by proxy at such meeting and entitled to vote thereat.

2.8      Voting.

         Except as otherwise provided by law, the Certificate or these Bylaws, at each meeting of the stockholders, every stockholder of the Corporation shall be entitled to one vote in person or by proxy for each share of Common Stock of the Corporation held by him, her or it and registered in his, her or its name on the books of the Corporation on the date fixed pursuant to Section 6.7 of
Article VI as the record date for the determination of stockholders entitled to vote at such meeting. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. A person whose stock is pledged shall be entitled to vote, unless, in the transfer by the pledgor on the books of the Corporation, he, she or it has expressly empowered the pledgee to vote thereon, in which case only the pledgee or his, her or its proxy may represent such stock and vote thereon. If shares or other securities having voting power stand in the record of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary shall be given written notice to the contrary and furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

         (a) if only one votes, his, her or its act binds all;

         (b) if more than one votes, the act of the majority so voting binds all; and

         (c) if more than one votes, but the vote is evenly split on any particular matter, such shares shall be voted in the manner provided by law.

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

If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even-split for the purposes of this Section 2.8 shall be a majority or even-split in interest. The Corporation shall not vote directly or indirectly any share of its own capital stock. Any vote of stock may be given by the stockholder entitled thereto in person or by his, her or its proxy appointed by an instrument in writing, subscribed by such stockholder or by his, her or its attorney thereunto authorized, delivered to the secretary of the meeting; provided, however, that no proxy shall be voted after three years from its date, unless said proxy provides for a longer period. At all meetings of the stockholders, all matters (except where other provision is made by law, the Certificate or these Bylaws) shall be decided by the vote of a majority in interest of the stockholders present in person or by proxy at such meeting and entitled to vote thereon, a quorum being present. Unless demanded by a stockholder present in person or by proxy at any meeting and entitled to vote thereon, the vote on any question need not be by ballot. Upon a demand by any such stockholder for a vote by ballot upon any question, such vote by ballot shall be taken. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by his, her or its proxy, if there be such proxy, and shall state the number of shares voted.

2.9      Inspection.

         The chairman of the meeting may at any time appoint one or more inspectors to serve at any meeting of the stockholders. Any inspector may be removed, and a new inspector or inspectors appointed, by the Board at any time. Such inspectors shall decide upon the qualifications of voters, accept and count votes, declare the results of such vote, and subscribe and deliver to the secretary of the meeting a certificate stating the number of shares of stock issued and outstanding and entitled to vote thereon and the number of shares voted for and against the question, respectively. The inspectors need not be stockholders of the Corporation, and any director or officer of the Corporation may be an inspector on any question other than a vote for or against his or her election to any position with the Corporation or on any other matter in which he or she may be directly interested. Before acting as herein provided, each inspector shall subscribe an oath faithfully to execute the duties of an inspector with strict impartiality and according to the best of his or her ability.

2.10     List of Stockholders.

         It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of its stock ledger to prepare and make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to any such meeting, during ordinary business hours, for a period of at least 10 days prior to such meeting, either at a place within the city where such meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.


                I-4

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

2.11     Stockholders' Consent in Lieu of Meeting.

         Any action required by the Delaware Statute to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, by a consent in writing, as permitted by the Delaware Statute.

         2.12 Action by Means of Conference Telephone or Similar Communications Equipment.

         Any one or more of the stockholders may participate in a meeting of the stockholders by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

                                   ARTICLE III

                               BOARD OF DIRECTORS

3.1      General Powers.

         The business, property and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

3.2      Number and Term of Office.

         The number of directors of the Corporation shall not be less than five nor more than eight. The number of directors within the range set forth in the preceding sentence shall be fixed from time to time by the Board. Directors need not be stockholders. Each director shall hold office until his or her successor is elected and qualified, or until his or her earlier death or resignation or removal in the manner hereinafter provided.

3.3      Election of Directors.

         At each meeting of the stockholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of directors to be elected, of the stockholders present in person or by proxy and entitled to vote thereon shall be the directors; provided, however, that for purposes of such vote no stockholder shall be allowed to cumulate his or her votes. Unless an election by ballot shall be demanded as provided in Section 2.8 of Article II, election of directors may be conducted in any manner approved at such meeting.


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

3.4      Resignation, Removal and Vacancies.

         Any director may resign at any time by giving written notice to the Board, the Chairman, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

         Any director or the entire Board may be removed, with or without cause, at any time, by vote of the holders of a majority of the shares then entitled to vote at an election of directors or by written consent of the stockholders pursuant to Section 2.11 of Article II.

         Vacancies occurring on the Board for any reason may be filled by vote of the stockholders or by the stockholders' written consent pursuant to Section
2.11 of Article II, or by vote of the Board or by the directors' written consent pursuant to Section 3.6 of this Article III. If the number of directors then in office is less than a quorum, such vacancies may be filled by a vote of a majority of the directors then in office.

3.5      Meetings.

         (a) Annual Meetings. As soon as practicable after each annual election of directors, the Board shall meet for the purpose of organization and the transaction of other business, unless it shall have transacted all such business by written consent pursuant to Section 3.6 of this Article III.

         (b) Other Meetings. Other meetings of the Board shall be held at such times and at such places as the Board, the Chairman, the Chief Executive Officer or any director shall from time to time determine.

         (c) Notice of Meetings. Notice shall be given to each director of each meeting, including the time, place and purpose of such meeting. Notice of each such meeting shall be mailed to each director, addressed to him or her at his or her residence or usual place of business, at least two days before the date on which such meeting is to be held, or shall be sent to him or her at such place by telegraph, cable, wireless or other form of recorded communication, or be delivered personally or by telephone not later than the day before the day on which such meeting is to be held, but notice need not be given to any director who shall attend such meeting. A written waiver of notice, signed by the person entitled thereto, whether before or after the time of the meeting stated therein, shall be deemed equivalent to notice.

         (d) Place of Meetings. The Board may hold its meetings at such place or places within or outside the State of Delaware as the Board may from time to time determine, or as shall be designated in the respective notices or waivers of notice thereof.

         (e) Quorum and Manner of Acting. A majority of the total number of directors then in office shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors present at any such meeting at which a quorum is present shall be necessary for the passage of any

                I-6

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


resolution or act of the Board, except as otherwise expressly required by law or these Bylaws. In the absence of a quorum for any such meeting, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present.

         (f) Organization. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

              (i) the Chairman, if any;

              (ii) the Chief Executive Officer (if a director); or

              (iii) any director designated by a majority of the directors present.

The Secretary or, in the case of his or her absence, an Assistant Secretary, if an Assistant Secretary has been appointed and is present, or any person whom the chairman of the meeting shall appoint shall act as secretary of such meeting and keep the minutes thereof.

3.6      Directors' Consent in Lieu of Meeting.

         Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors then in office and such consent is filed with the minutes of the proceedings of the Board.

3.7 Action by Means of Conference Telephone or Similar Communications Equipment.

         Any one or more members of the Board may participate in a meeting of the Board by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

3.8      Committees.

         The Board may, by resolution or resolutions passed by a majority of the whole Board, designate one or more committees, such committee or committees to have such name or names as may be determined from time to time by resolution adopted by the Board, and each such committee to consist of one or more directors of the Corporation, which to the extent provided in said resolution or resolutions shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. A majority of all the members of any such committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time.


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                                   ARTICLE IV

                                    OFFICERS

4.1      Executive Officers.

         The principal officers of the Corporation shall be a Chairman, a Chief Executive Officer, a Secretary and a Treasurer, and may include such other officers as the Board may appoint pursuant to Section 4.3 of this Article IV. Any two or more offices may be held by the same person.

4.2      Authority and Duties.

         All officers, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as may be provided in these Bylaws or, to the extent so provided, by the Board.

4.3      Other Officers.

         The Corporation may have such other officers, agents and employees as the Board may deem necessary, including, a President, one or more Assistant Secretaries, one or more Assistant Treasurers and one or more Vice Presidents, each of whom shall hold office for such period, have such authority and perform such duties as the Board, the Chairman or the Chief Executive Officer may from time to time determine. The Board may delegate to any principal officer the power to appoint and define the authority and duties of, or remove, any such officers, agents or employees.

4.4      Term of Office, Resignation and Removal.

         All officers shall be elected or appointed by the Board and shall hold office for such term as may be prescribed by the Board. Each officer shall hold office until his or her successor has been elected or appointed and qualified or until his or her earlier death or resignation or removal in the manner hereinafter provided. The Board may require any officer to give security for the faithful performance of his or her duties.

         Any officer may resign at any time by giving written notice to the Board, the Chairman, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified, at the time it is accepted by action of the Board. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

         All officers and agents elected or appointed by the Board shall be subject to removal at any time by the Board or by the stockholders of the Corporation with or without cause.


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

4.5      Vacancies.

         If the office of Chairman, Chief Executive Officer, Secretary or Treasurer becomes vacant for any reason, the Board shall fill such vacancy, and if any other office becomes vacant, the Board may fill such vacancy. Any officer so appointed or elected by the Board shall serve only until such time as the unexpired term of his or her predecessor shall have expired, unless reelected or reappointed by the Board.

4.6      The Chairman.

         The Chairman shall give counsel and advice to the Board and the officers of the Corporation on all subjects concerning the welfare of the Corporation and the conduct of its business and shall perform such other duties as the Board may from time to time determine. Unless otherwise determined by the Board, he or she shall preside at meetings of the Board and of the Stockholders at which he is present.

4.7      The Chief Executive Officer.

         Unless otherwise determined by the Board, the Chief Executive Officer shall be the chief executive officer of the Corporation. The Chief Executive Officer shall have general and active management and control of the business and affairs of the Corporation subject to the control of the Board and shall see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer shall from time to time make such reports of the affairs of the Corporation as the Board of Directors may require and shall perform such other duties as the Board may from time to time determine.

4.8      The Secretary.

         The Secretary shall, to the extent practicable, attend all meetings of the Board and all meetings of the stockholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose. He or she may give, or cause to be given, notice of all meetings of the stockholders and of the Board, and shall perform such other duties as may be prescribed by the Board, the Chairman or the Chief Executive Officer, under whose supervision he or she shall act. He or she shall keep in safe custody the seal of the Corporation and affix the same to any duly authorized instrument requiring it and, when so affixed, it shall be attested by his or her signature or by the signature of the Treasurer or, if appointed, an Assistant Secretary or an Assistant Treasurer. He or she shall keep in safe custody the certificate books and stockholder records and such other books and records as the Board may direct, and shall perform all other duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Board, the Chairman or the Chief Executive Officer.

4.9      The Treasurer.

         The Treasurer shall have the care and custody of the corporate funds and other valuable effects, including securities, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in

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

the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, shall render to the Chairman, Chief Executive Officer and directors, at the regular meetings of the Board or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation and shall perform all other duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Board, the Chairman or the Chief Executive Officer.

                                    ARTICLE V

                 CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

5.1      Execution of Documents.

         The Board shall designate, by either specific or general resolution, the officers, employees and agents of the Corporation who shall have the power to execute and deliver deeds, contracts, mortgages, bonds, debentures, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation, and may authorize such officers, employees and agents to delegate such power (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation. Unless so designated or expressly authorized by these Bylaws, no officer, employee or agent shall have any power or authority to bind the Corporation by any contract or engagement, to pledge its credit or to render it liable pecuniarily for any purpose or amount.

5.2      Deposits.

         All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or Treasurer, or any other officer of the Corporation to whom power in this respect shall have been given by the Board, shall select.


5.3     Proxies with Respect to Stock or Other Securities of Other Corporations.

         The Board shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation, and to vote or consent with respect to such stock or securities. Such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights, and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its powers and rights.


                I-10

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                                   ARTICLE VI

                  SHARES AND THEIR TRANSFER; FIXING RECORD DATE

6.1      Certificates for Shares.

         Every owner of stock of the Corporation shall be entitled to have a certificate certifying the number and class of shares owned by him, her or it in the Corporation, which shall be in such form as shall be prescribed by the Board. Certificates shall be numbered and issued in consecutive order and shall be signed by, or in the name of, the Corporation by the Chairman, the Chief Executive Officer or any Vice President, and by the Treasurer (or an Assistant Treasurer, if appointed) or the Secretary (or an Assistant Secretary, if appointed). In case any officer or officers who shall have signed any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate had not ceased to be such officer or officers of the Corporation.

6.2      Record.

         A record in one or more counterparts shall be kept of the name of the person, firm or corporation owning the shares represented by each certificate for stock of the Corporation issued, the number of shares represented by each such certificate, the date thereof and, in the case of cancellation, the date of cancellation. Except as otherwise expressly required by law, the person in whose name shares of stock stand on the stock record of the Corporation shall be deemed the owner thereof for all purposes regarding the Corporation.

6.3      Transfer and Registration of Stock.

         The transfer of stock and certificates which represent the stock of the Corporation shall be governed by Article 8 of Subtitle 1 of Title 6 of the Delaware Code (the Uniform Commercial Code), as amended from time to time.

         Registration of transfers of shares of the Corporation shall be made only on the books of the Corporation upon request of the registered holder thereof, or of his, her or its attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and upon the surrender of the certificate or certificates for such shares properly endorsed or accompanied by a stock power duly executed.

6.4      Addresses of Stockholders.

         Each stockholder shall designate to the Secretary an address at which notices of meetings and all other corporate notices may be served or mailed to him, her or it, and, if any stockholder shall fail to designate such address, corporate notices may be served upon him, her or it by mail directed to him, her or it at his, her or its post-office address, if any, as the same appears on the share record books of the Corporation or at his, her or its last known post-office address.


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6.5      Lost, Destroyed and Mutilated Certificates.

         The holder of any shares of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board may, in its discretion, cause to be issued to him, her or it a new certificate or certificates for such shares, upon the surrender of the mutilated certificates or, in the case of loss or destruction of the certificate, upon satisfactory proof of such loss or destruction, and the Board may, in its discretion, require the owner of the lost or destroyed certificate or his, her or its legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate.

6.6      Regulations.

         The Board may make such rules and regulations as it may deem expedient,
not  inconsistent  with  these  Bylaws,   concerning  the  issue,  transfer  and
registration of certificates for stock of the Corporation.

6.7      Fixing Date for Determination of Stockholders of Record.

         (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall be not more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

         (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall be not more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the Delaware Statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the

                I-12

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

Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the Delaware Statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

         (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

                                   ARTICLE VII

                          INDEMNIFICATION AND INSURANCE

7.1      Indemnification.

         (a) As provided in the Certificate, to the fullest extent permitted by the Delaware Statute as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for breach of fiduciary duty as a director.

         (b) Without  limitation of any right conferred by paragraph (a) of this
Section 7.1, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity while serving as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware Statute, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer or employee and shall inure to the benefit of the indemnitee's heirs, testators, intestates, executors and administrators; provided, however, that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided further, however, that no

                I-13

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

indemnification shall be made in the case of an action, suit or proceeding by or in the right of the Corporation in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such director, officer, employee  or  agent  is  liable  to  the  Corporation,  unless  a  court  having jurisdiction shall determine that, despite such adjudication, such person is fairly and reasonably entitled to indemnification; provided further, however, that, except as provided in Section 7.1(c) of this Article VII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) initiated by such indemnitee was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article VII shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware Statute requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

         (c) If a claim under Section 7.1(b) of this Article VII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of any undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the Delaware Statute. Neither the failure of the Corporation (including the Board, independent legal counsel, or the stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware Statute, nor an actual determination by the Corporation (including the Board, independent legal counsel or the stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section or otherwise shall be on the Corporation. (d) The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate, agreement, vote of stockholders or disinterested directors or otherwise.

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7.2      Insurance.

         The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation or any person who is or was serving at the request of the Corporation as a director, officer, employer or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware Statute.

                                  ARTICLE VIII

8.1      Seal.

         The Board may provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation, the year of incorporation of the Corporation and the words and figures "Corporate Seal - Delaware."

8.2      Fiscal Year.

         The fiscal year of the Corporation shall end March 31 unless otherwise determined by the Board.

8.3      Amendment.

         Any bylaw (including these Bylaws) may be adopted, amended or repealed by the vote of the holders of a majority of the shares then entitled to vote or by the stockholders' written consent pursuant to Section 2.11 of Article II, or by the vote of the Board or by the directors' written consent pursuant to
Section 3.6 of Article III.

                                     * * * *

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================================================================================

Table of Contents
====================================================================================================================================
                                                                       Page
   Letter on Behalf of Board of Directors....................N/A
   Summary Term Sheet..........................................1
   Voting Securities...........................................2
   Proposed Sale Transaction...................................4
   Pro Forma Financial Statements.............................10
   Security Ownership of Certain Beneficial                          PERFECTDATA CORPORATION
      Holders and Management..................................13     Consent Solicitation Statement
   Authorize the Reincorporation of the Company                        dated September 10, 2004
       As a Delaware Corporation..............................16
   Comparison of Rights of Holders of
      the Company's and PerfectData Delaware's
      Common Stock............................................20
   Description of the Company and
       PerfectData Capital Stock..............................33
   Dissenters' Rights.........................................35
   Miscellaneous..............................................39
   Appendix A - Copy of Asset Purchase
         Agreement dated as of October 3, 2003...............A-1
   Appendix B - Copy of First Amendment dated
         as of February 26, 2004 to the
         Asset Purchase Agreement............................B-1
   Appendix C - Copy of Second Amendment
         dated as of August 12, 2004 to the
         Asset Purchase Agreement............................C-1
   Appendix D - California Statutory
         Provisions as to Dissenters' Rights.................D-1
   Appendix E - Financial Statements
         March 31, 2004 and 2003 and
         Related Management's Discussion
         and Analysis........................................E-1
   Appendix F - Financial Statements
         June 30, 2004 and 2003 and
         Related Management's Discussion
         and Analysis........................................F-1
   Appendix G - Copy of Agreement and Plan
         of Merger dated as of September  , 2004.............G-1
   Appendix H - Certificate of Incorporation
         Of PerfectData (Delaware) Inc.......................H-1
   Appendix I - Bylaws of PerfectData
         (Delaware) Inc......................................I-1

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


                             PERFECTDATA CORPORATION
                          1445 East Los Angeles Avenue
                                    Suite 208
                              Simi Valley, CA 93605
          This Consent is Solicited on Behalf of the Board of Directors


The undersigned hereby consents, with respect to all of the shares of the Common Stock of PerfectData Corporation (the "Company") held of record by the undersigned on September 3, 2004, as follows:

1. With respect to the proposal to sell the Company's operating assets to Spray Products Corporation:

                            FOR              AGAINST           ABSTAIN

2. With  respect to the  proposal to  reincorporate  the Company in the State of
Delaware:

                            FOR              AGAINST           ABSTAIN

This consent, when executed, will be voted in the manner directed by the undersigned shareholder(s). If no direction is made, this consent will be voted FOR proposals 1 and 2.

PLEASE  MARK,  SIGN,  DATE,  AND RETURN THIS CARD  PROMPTLY  USING THE  ENCLOSED
ENVELOPE


       Please sign exactly as your name appears to the left. When shares are held by joint tenants, please both sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in full partnership name by a duly authorized person.
                                            ____________________________________
                                                                       Signature

                                            ____________________________________
                                                      Signature, if held jointly

Date:    _________________________, 2004
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